As filed with the Securities and Exchange Commission on March 11, 2013

Registration No. 333-186994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANNIE’S, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2000	20-1266625
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kelly J. Kennedy

Chief Financial Officer

Annie’s, Inc.

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Julie M. Allen, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299 Telephone: (212) 969-3000 Fax: (212) 969-2900	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 Telephone: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	4,025,000	$163,837,625	$22,348*

(1)	Includes 525,000 shares of common stock that the underwriters have the option to purchase to cover overallotments, if any.
(2)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 (based on the average high and low prices of the registrant’s common stock on the New York Stock Exchange on February 25, 2013) solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
*	Previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 11, 2013

3,500,000 Shares

Annie’s, Inc.

Common Stock

This is a public offering of shares of common stock of Annie’s, Inc. The shares of common stock are being sold by the selling stockholders identified in this prospectus, all of whom are our affiliates. We will not receive any proceeds from the sale of shares by the selling stockholders.

We have entered into an agreement with the selling stockholders to repurchase 500,000 shares of our common stock, concurrently with the closing of this offering, directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. The closing of the share repurchase is contingent on the closing of this offering. The closing of this offering is not contingent on the closing of the share repurchase.

Our common stock is listed on the New York Stock Exchange under the symbol BNNY. On March 8, 2013, the last sale price of our common stock on the New York Stock Exchange was $41.88 per share.

The underwriters have an option to purchase a maximum of 525,000 additional shares from the selling stockholders to cover overallotments of shares. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to the Selling Stockholders
Per Share	$	$	$
Total	$	$	$
(1)	See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters in connection with this offering.

Delivery of the shares of common stock will be made on or about                 , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse		J.P. Morgan

Stifel	William Blair	RBC Capital Markets

The date of this prospectus is                 , 2013.

You should rely only on the information contained in this document or to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or any free-writing prospectus prepared by us or on our behalf. We do not, and the selling stockholders and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Statements made in this prospectus regarding our #1 natural and organic market position in four product lines are based on data that, although obtained from a leading industry source, does not account for all the retailers that carry natural and organic products, some of which are major retailers with whom we do business. However, we believe this industry source is the best available source for this kind of data, and, although not all major retailers are covered by this research, we do not have any reason to believe that including more retailers would materially change the results.

In addition, statements in this prospectus that our consumers “spend more on food and buy higher margin items than the average consumer” and that our products “attract new customers to the categories in which we compete,” “are profitable and attractive to retailers” and “offer better profitability for retailers compared to conventional packaged foods” are based on commissioned studies that utilize surveys of consumers of our macaroni and cheese products. Such macaroni and cheese products make up our largest product line, and many of our macaroni and cheese consumers also purchase other Annie’s products. In addition, while these studies did not incorporate surveys from consumers of our other products, we believe the studies’ methodologies and analyses provide valuable information about our consumers’ characteristics, their views of our brand and how they make purchasing decisions. We use this information internally and with our customers to make decisions about business strategy and marketing, among other things, across our product lines. Although it is possible that a broader sampling of our customers could lead to different results, we do not have any reason to believe that a broader sampling would lead to materially different conclusions.

Finally, statements made in this prospectus regarding our presence in over 25,000 retail locations and the increase in number of retail locations over the past three years in which our products can be found are based on

i

all-commodity volume data, which is based on a representative sample of retailers and reflects the percentage of sales volume across participating grocery and natural food retailers in the U.S. that is attributable to stores in which our products are sold. When multiplied by the total number of food retailers in the U.S., this data, although not a direct measure of retail locations, is generally regarded within our industry as the best approximation of such information, and we do not have any reason to believe that any other measure or survey of retailer penetration would materially change the results.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements included elsewhere in this prospectus, before making an investment decision. In this prospectus, the terms “Annie’s,” “we,” “us,” “our” and “the company” refer to Annie’s, Inc. and our consolidated subsidiaries, and all references to a “fiscal year” refer to a year beginning on April 1 of the previous year and ending on March 31 of such year (for example, “fiscal 2012” refers to the year from April 1, 2011 to March 31, 2012).

Our Company

Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged food categories. We sell premium products made from high-quality ingredients at affordable prices. Our products appeal to health-conscious consumers who seek to avoid artificial flavors, synthetic colors and preservatives that are used in many conventional packaged foods. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Our loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across the mainstream grocery, mass merchandiser and natural retailer channels. Today, we offer over 125 products and are present in over 25,000 retail locations in the United States and Canada. Over the past three years, we have significantly increased both the number of retail locations where our products can be found and the number of our products found in individual stores. We expect that increasing penetration of the mainstream grocery and mass merchandiser channels, combined with greater brand awareness, new product introductions, line extensions and favorable consumer trends, will continue to fuel sales growth in all channels.

Innovation, including new product development, is a key component of our growth strategy. We invest significant resources to understand our consumers and develop products that address their desire for natural and organic alternatives to conventional packaged foods. We have a demonstrated track record of extending our product offerings into large food categories, such as fruit snacks and snack mix, and introducing products in existing categories with new sizes, flavors and ingredients. In order to quickly and economically introduce our new products to market, we partner with contract manufacturers that make our products according to our formulas and specifications.

Our brand and premium products appeal to our consumers, who tend to be better-educated and more health-conscious than the average consumer. In addition, we believe that many of our consumers spend more on food and buy higher margin items than the average consumer. We believe that our products attract new consumers to the categories in which we compete, and that our products are profitable and attractive to retailers. As a result, we believe we can continue to expand in the mainstream grocery and mass merchandiser channels, while continuing to innovate and grow our sales in the natural retailer channel.

We are committed to operating in a socially responsible and environmentally sustainable manner, with an open and honest corporate culture. Our mission is to cultivate a healthier, happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled work force that is committed to our business and our mission. Our colorful, informative and whimsical packaging featuring our iconic mascot, Bernie, the “Rabbit of Approval,” conveys these values. We believe our consumers connect with us because they love our products and relate to our values, resulting in loyal and trusting relationships.

We have experienced strong sales and profit growth over the past few years. We increased our net sales from $76.8 million in fiscal 2008 to $141.3 million in fiscal 2012, representing a 16.5% compound annual growth rate. Over the same period, our income from operations increased from $1.4 million in fiscal 2008 to $17.9 million in fiscal 2012. Our net sales for the twelve months ended December 31, 2012 were $160.2 million as compared to $134.9 million for the twelve months ended December 31, 2011, representing an increase of 18.8%.

Industry Overview

According to a leading industry source, the U.S. is the world’s largest organic food market, with sales of natural and organic foods exceeding $45 billion in 2011. From 2000 to 2010, the U.S. natural and organic food market grew at a compound annual growth rate of approximately 12% and was found by the same industry source to have grown by approximately 10% in 2011. We believe growth rates for the U.S. natural and organic food market have been, and will continue to be, higher than those for the overall U.S. food market.

We believe growth in the natural and organic food market is driven by various factors, including heightened awareness of the role that food and nutrition play in long-term health and wellness. Many consumers prefer natural and organic products due to increasing concerns over the purity and safety of food. The development and implementation of U.S. Department of Agriculture, or USDA, standards for organic certification has increased consumer awareness of, and confidence in, products labeled as organic. According to a well regarded consumer research firm, 75% of adults in the U.S. purchased natural or organic foods in 2010, with 33% of consumers using organic products at least once a month as compared to 22% ten years before.

Historically, natural and organic foods were primarily available at independent organic retailers or natural and organic retail chains. Mainstream grocery stores and mass merchandisers have expanded their natural and organic product offerings because of increasing consumer demand for natural and organic products, which command a higher margin for the retailer. The percentage of natural and organic food sales has been rising, and, according to an industry source, in 2010, 73% of consumers purchased organic products at grocery stores as compared to 25% at natural food stores. We believe the emergence of strong natural and organic brands, driven by a loyal and growing consumer base, will act as an additional catalyst for higher penetration in the mainstream grocery and mass merchandiser channels.

We believe Annie’s is well positioned to benefit from these market trends and preferences in the coming years.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create the foundation for continued sales and profit growth:

Leading natural and organic brand. We are a market-leading premium natural and organic brand with proven success in large categories across multiple channels. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers. Our brand is reinforced by distinctive packaging that communicates the fun and whimsical nature of the brand with bright colors and our iconic mascot, Bernie, the “Rabbit of Approval.”

Strong consumer loyalty. Many of our consumers are loyal and enthusiastic brand advocates. Our consumers trust us to deliver great-tasting products made with natural and organic ingredients. We believe that consumer enthusiasm for our brand inspires repeat purchases, attracts new consumers and generates interest in our new products.

Track record of innovation. Since the introduction of our original macaroni and cheese products in 1989, we have successfully extended our brand into a number of large product lines, such as snack crackers, graham crackers, fruit snacks and granola bars, and introduced extensions of our existing product lines. One of our most recent new products is frozen organic rising crust pizza, which we introduced in January 2012. In October 2012, we expanded our selection of family-friendly snack options with organic graham crackers and cheddar squares. We maintain an active new product pipeline, and our relationships with our ingredient suppliers and manufacturing partners enable us to efficiently introduce new products. In February 2013, we announced a macaroni and cheese product line extension, Bernie’s Farm Macaroni & Cheese, which will be available nationwide in spring 2013. In March 2013, we introduced our new deluxe skillet meals, which will be available for initial shipment in June 2013. In fiscal 2012, we estimate that 19% of our net sales were generated by products introduced since the beginning of fiscal 2010.

Strategic and valuable brand for retailers. Our brand is valuable to retailers in the mainstream grocery, mass merchandiser and natural retailer channels. We believe retailers carry our products for several reasons, including that our products satisfy consumer demand for premium natural and organic products and many of our consumers spend more on food and buy higher margin items than average consumers. Further, we believe our products offer better profitability for retailers compared to conventional packaged foods.

Core competency in organic sourcing. We have long-standing strategic relationships with key suppliers of organic ingredients. We have significant knowledge and experience sourcing these ingredients and, for some key ingredients, our supply chain relationships extend to farmers and farmer cooperatives. We consider our sourcing relationships and our knowledge of the complex organic supply chain to be a competitive advantage and barrier to entry.

Experienced management team. We have a proven and experienced senior management team. Our Chief Executive Officer, John M. Foraker, has been with us since 1999 and has significant experience in the natural and organic food industry. The members of our senior management team have extensive experience in the food industry and with leading consumer brands.

Our Business Strategy

Pursue top line growth. We are pursuing three growth strategies as we continue to build our business:

Expand distribution and improve placement. We intend to increase sales by expanding the number of stores that sell our products in the mainstream grocery and mass merchandiser channels and by securing placements adjacent to conventional products in the mainstream aisle. We believe increased distribution and enhanced shelf placement will lead more consumers to purchase our products and will expand our market share.

Expand household penetration and consumer base. We intend to increase the number of consumers who buy our products by using grassroots marketing, social media tools and advertising. We believe these efforts will educate consumers about our brand and the benefits of natural and organic food, create demand for our products and, ultimately, expand our consumer base.

Continue innovation and brand extensions. Our market studies, analyses and consumer testing enable us to identify attractive product opportunities. We intend to continue to introduce products in both existing and new product lines that appeal to the whole family.

Remain authentic: stay true to our values. We believe authentic brands are brands that win. We are a mission-driven business with long-standing core values. We strive to operate in an honest, socially responsible and environmentally sustainable manner because it is the right thing to do and it is good for business. We believe our authenticity better enables us to build loyalty and trust with current consumers and helps us attract new ones.

Invest in infrastructure and capabilities. We invest in our people, supply chain and systems to ensure that our business is scalable and profitable. We expect to add new employees to our sales, marketing, operations and finance teams as necessary to support our growth. We actively seek opportunities to invest in the specific capabilities of our supply chain partners to reduce costs, increase manufacturing efficiencies and improve quality. Additionally, we continue to invest in our systems and technology, including an enterprise resource planning, or ERP, system, to support growth and increase efficiency.

The Share Repurchase

We have entered into an agreement with the selling stockholders, Solera Partners, L.P. and SCI Partners, L.P., to repurchase 500,000 shares of our common stock, concurrently with the closing of this offering, directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. We refer to this repurchase as the share repurchase. We intend to fund the share repurchase primarily with borrowings under our credit facility and also from cash on hand. The closing of the share repurchase is contingent on the closing of this offering and the satisfaction of certain other customary conditions. The funding of the share repurchase will, if completed, increase the amount of debt on our balance sheet.

The closing of this offering is not conditioned on the closing of the share repurchase, and there can be no assurance that the share repurchase will be completed.

The description and the other information in this prospectus regarding the share repurchase is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

Amendment to our Credit Facility

On March 7, 2013, we entered into an amendment to our credit facility that, among other things, increases our line of credit to $40.0 million and extends the term of our credit facility through August 2016. See “Risk Factors—Risks Related to Our Business and Industry—Our indebtedness could adversely affect our financial condition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	we may not be able to successfully implement our growth strategy;

•	we may fail to develop and maintain our brand;

•	our brand may be diminished if we encounter quality or health concerns about our food products;

•	we are vulnerable to economic conditions and consumer preferences that may change;

•	we may not have the resources to compete successfully in our highly competitive markets;

•	we may not be able to improve our existing products or develop and introduce new products that appeal to consumer preferences;

•	ingredient and packaging costs are volatile and may rise significantly;

•	we rely on a small number of third-party suppliers and contract manufacturers to produce our products and we have limited control over them; and

•	seasonal fluctuations and changes in our promotional activities may impact our financial performance and quarterly results of operations.

Our Sponsor

Solera Capital, LLC is a private equity firm based in New York City that provides growth capital to entrepreneurial companies poised to take advantage of changing industry dynamics. Through disciplined research, Solera seeks to develop forward-thinking ideas to identify companies that can become leaders in rapidly growing markets. Solera typically acquires strategic or controlling stakes and takes an active, hands-on role in the development of these businesses. Solera has invested over $245 million of equity capital in companies in natural and organic food, specialty retail, consumer healthcare, Latin-focused media and green lifestyle. Molly F. Ashby has been Chairman and Chief Executive Officer and the controlling member of Solera since the firm was founded in 1999. Following Solera’s investment in 2002, Ms. Ashby joined the board of directors of Annie’s Homegrown and has been the Chairman of our board of directors since 2004. Solera’s investment and business practices are driven by core values that include a commitment to diversity, integrity, mentorship and collaboration and social and environmental responsibility. We sometimes refer to Solera Capital, LLC and its affiliates as Solera in this prospectus.

Upon the closing of this offering and the share repurchase, Solera will continue to have significant influence over us and decisions made by our stockholders. Solera may have interests that conflict with those of our other stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Principal and Selling Stockholders.”

Conflicts of Interest

This offering is being conducted in accordance with the applicable provisions of Rule 5121, or Rule 5121, of the Financial Industry Regulatory Authority, Inc., or FINRA. An affiliate of J.P. Morgan Securities LLC, one of the underwriters, has an approximately 10% ownership stake in Solera Partners, L.P., which is a selling stockholder in this offering, and, as such, will receive 5% or more of the net proceeds in this offering. Solera Partners, L.P. is also one of the stockholders participating in the share repurchase. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists. See “Underwriting (Conflicts of Interest).”

Our Corporate Information

Annie’s, Inc. is a Delaware corporation and our principal executive offices are located at 1610 Fifth Street, Berkeley, CA 94710. Our telephone number is (510) 558-7500. Our website address is www.annies.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

The Offering

Common Stock Offered by the Selling Stockholders	3,500,000 shares

Common Stock to be Outstanding Immediately after this Offering and the Share Repurchase	16,848,537 shares

Overallotment Option	The underwriters have an option to purchase a maximum of 525,000 additional shares of our common stock from certain selling stockholders to cover overallotments. The underwriters could exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	The selling stockholders will receive all the proceeds from the sale of shares in this offering. We will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Share Repurchase	We have entered into an agreement with the selling stockholders to repurchase 500,000 shares of our common stock, concurrently with the closing of this offering, directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to price paid by the underwriters in this offering. The closing of the share repurchase is contingent on the closing of this offering. The closing of this offering is not contingent on the closing of the share repurchase.

Dividend Policy	We expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for Trading on the New York Stock Exchange	BNNY

As of March 1, 2013, 17,348,537 shares of our common stock are outstanding, excluding:

•

1,201,699 shares of our common stock issuable upon the exercise of options outstanding under our Amended and Restated 2004 Stock Option Plan, or 2004 Plan, our Omnibus Incentive Plan and certain non-plan options, with a weighted average exercise price of $13.19 per share;

•	459,966 shares of our common stock available for future issuance under our Omnibus Incentive Plan;

•	20,192 shares of our common stock issuable pursuant to outstanding restricted stock units under our Omnibus Incentive Plan; and

•

49,967 shares of our common stock (subject to adjustment from zero shares to 74,957 shares based on achievement of specified percentage of targeted cumulative compounded earnings per share growth rate of the Company) issuable pursuant to outstanding performance share units under our Omnibus Incentive Plan.

Unless otherwise indicated, the information in this prospectus assumes:

•	no exercise of outstanding options since March 1, 2013 (except as otherwise disclosed in “Principal and Selling Stockholders”); and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders to cover overallotments.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data as of March 31, 2012 and for each of the three years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended December 31, 2011 and 2012 and the summary consolidated balance sheet data as of December 31, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments that we consider necessary for a fair statement of the financial information. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2010	2011	2012	2011	2012
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Net sales	$96,015	$117,616	$141,304	$98,320	$117,262	(3)
Cost of sales	63,083	71,804	85,877	60,034	72,539	(3)

Gross profit	32,932	45,812	55,427	38,286	44,723
Operating expenses:
Selling, general and administrative expenses	25,323	30,674	36,195	25,206	32,437
Advisory agreement termination fee	—	—	1,300	—	—

Total operating expenses	25,323	30,674	37,495	25,206	32,437

Income from operations	7,609	15,138	17,932	13,080	12,286
Interest expense	(1,207)	(885)	(161)	(66)	(120)
Other income (expense), net	21	155	(1,594)	(428)	116

Income before provision for (benefit from) income taxes	6,423	14,408	16,177	12,586	12,282	(3)
Provision for (benefit from) income taxes	400	(5,747)	6,588	4,926	4,965

Net income	$6,023	$20,155	$9,589	$7,660	$7,317	(3)

Net income attributable to common stockholders(1)	$177	$596	$290	$233	$7,317

Net income per share attributable to common stockholders—Basic(2)	$0.38	$1.29	$0.62	$0.50	$0.43

Net income per share attributable to common stockholders—Diluted(2)	$0.20	$0.50	$0.26	$0.24	$0.41	(3)

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders
Basic	461,248	461,884	469,089	467,206	17,085,833
Diluted	899,539	1,201,125	1,111,088	988,915	17,702,221

Dividends per common share	$0.22	$0.80	$0.86	$0.86	$—

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2010	2011	2012	2011	2012
	(in thousands)
Other Financial Data:
EBITDA(4)	$7,975	$15,787	$17,183	$13,230	$13,151
Adjusted EBITDA(4)	9,277	16,560	21,315	14,608	16,805

As of December 31, 2012
(in thousands)
Consolidated Balance Sheet Data:
Cash	$12,960
Working capital	38,806
Total assets	93,512
Total stockholders’ equity	79,645

(1)	Net income attributable to common stockholders was allocated using the two-class method for the periods presented, except for the nine-month period ended December 31, 2012, since our capital structure included common stock and convertible preferred stock with participating rights. Under the two-class method, we reduced income from operations by (i) the dividends paid to convertible preferred stockholders and (ii) the rights of the convertible preferred stockholders in any undistributed earnings based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock.
(2)	For the calculation of basic and diluted income per share, see notes 2 and 14 to our consolidated financial statements and notes 2 and 13 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
(3)	We recorded an estimated accrual for product returns and recall-related costs of approximately $2.3 million for the nine months ended December 31, 2012 as follows (in thousands except per share amount):

Amount
Reduction of net sales	$1,570
Incremental cost of sales	690

Total reduction to income before income taxes	$2,260

Impact on net income	$1,346

Impact on net income per diluted share	$0.08

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Voluntary Product Recall” and note 15 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(4)	EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with U.S. generally accepted accounting principles, or GAAP. As used herein, EBITDA represents net income plus interest expense, provision for (benefit from) income taxes and depreciation and amortization. As used herein, Adjusted EBITDA represents EBITDA plus reduction in net sales and increase in cost of sales due to product recall, management fees, advisory agreement termination fee, stock-based compensation, secondary offering costs and change in fair value of convertible preferred stock warrant liability.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net income set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales and cash flows from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our core operating performance and to compare our performance to that of our peers and competitors.

EBITDA and Adjusted EBITDA are presented because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash depreciation and amortization expenses and, in the case of Adjusted EBITDA, the adjustments described above.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense, or the cash requirements necessary to service interest or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in, or cash requirements for, our working capital needs.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable financial measure presented in accordance with GAAP:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2010	2011	2012	2011	2012
	(in thousands)
Net income	$6,023	$20,155	$9,589	$7,660	$7,317
Interest expense	1,207	885	161	66	120
Provision for (benefit from) income taxes	400	(5,747)	6,588	4,926	4,965
Depreciation and amortization	345	494	845	578	749

EBITDA	7,975	15,787	17,183	13,230	13,151
Net sales reduction related to product recall(a)	—	—	—	—	1,570
Cost of sales related to product recall(a)	—	—	—	—	690
Management fees(b)	400	400	600	450	—
Advisory agreement termination fee(b)	—	—	1,300	—	—
Stock-based compensation(c)	902	373	506	390	677
Secondary offering costs(d)	—	—	—	—	704
Change in fair value of convertible preferred stock warrant liability(e)	—	—	1,726	538	13

Adjusted EBITDA	$9,277	$16,560	$21,315	$14,608	$16,805

(a)	Represents a reduction in net sales of $1.6 million due to a voluntary product recall of our frozen pizza products and a corresponding increase in cost of sales of $0.7 million for estimated costs associated with the product recall. The estimated costs associated with the product recall are comprised of inventory write-off of $0.6 million and costs incurred by contract manufacturers of $0.1 million.
(b)	Represents management fees and advisory agreement termination fee paid to Solera. The advisory agreement was terminated upon the consummation of our IPO in exchange for a payment of $1.3 million.
(c)	Represents non-cash, stock-based compensation expense.
(d)	Represents costs incurred in connection with the secondary public offering of shares of our common stock that closed on August 6, 2012.
(e)	Represents non-cash charge due to the increase in fair value of a warrant to purchase 80,560 shares of our common stock. See note 9 to our consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. The most significant risks include those described below; however, additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected. In this case, the trading price of our common stock would likely decline and you might lose part or all of your investment in our common stock.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy of expanding distribution and improving placement of our products, attracting new consumers to our brand and introducing new product lines and product extensions. Our ability to implement this growth strategy depends, among other things, on our ability to:

•	enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products;

•	continue to compete in conventional grocery and mass merchandiser retail channels in addition to the natural and organic channel;

•	secure shelf space in mainstream aisles;

•	increase our brand recognition;

•	expand and maintain brand loyalty; and

•	develop new product lines and extensions.

We may not be able to successfully implement our growth strategy. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

If we fail to develop and maintain our brand, our business could suffer.

We believe that developing and maintaining our brand is critical to our success. The importance of our brand recognition may become greater as competitors offer more products similar to ours. Our brand-building activities involve increasing awareness of our brand, creating and maintaining brand loyalty and increasing the availability of our products. If our brand-building activities are unsuccessful, we may never recover the expenses incurred in connection with these efforts, and we may be unable to implement our business strategy and increase our future sales.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business and operating results.

We believe our consumers rely on us to provide them with high-quality natural and organic food products. Concerns regarding the ingredients used in our products or the safety or quality of our products or our supply chain may cause consumers to stop purchasing our products, even if the basis for the concern is unfounded, has been addressed or is outside of our control. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of genetically modified organisms, they may not be easily detected and contamination can occur through cross-pollination. Also, we use epoxy linings that contain bisphenol-A, commonly called BPA, as part of the protective barrier between the metal can and food contents in our canned pasta meals. Although the Food and Drug Administration, or FDA, currently allows the use of BPA in food packaging materials and has not approved a BPA-free can for use with our type of products, public reports and concerns regarding the potential hazards of BPA could contribute to a perceived safety risk for products packaged using BPA. Adverse publicity about the quality or safety of our products, whether or not ultimately based on fact, may discourage consumers from buying our products and have an adverse effect on our brand, reputation and operating results.

We have no control over our products once purchased by consumers. Accordingly, consumers may prepare our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality of our products. If consumers do not perceive our products to be of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality natural and organic food products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

We may be subject to significant liability if the consumption of any of our products causes illness or physical harm.

The sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries or illness may result from inadvertent mislabeling, tampering or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, which may have a material adverse effect on our business. For example, in 2008, we carried out an FDA Class I recall for approximately 680 cases of our salad dressing due to ingredient mislabeling, and we recently carried out an FDA Class II recall for our frozen pizza products. See “—Our voluntary recall of certified organic and made with organic pizza products has affected our third quarter of fiscal 2013 financial results and will continue to impact our financial results in future quarters.” Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against us. If the consumption of any of our products causes, or is alleged to have caused, a health-related illness, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential distributors, retailers and consumers and our corporate image and brand equity. Moreover, claims or liabilities of this sort might not be covered by insurance or by any rights of indemnity or contribution that we may have against others. A product liability judgment against us or a product recall or market withdrawal could have a material adverse effect on our business, reputation and operating results.

Our voluntary recall of certified organic and made with organic pizza products has affected our third quarter of fiscal 2013 financial results and will continue to impact our financial results in future quarters.

On January 22, 2013, we initiated a voluntary recall of our certified organic and made with organic pizza products due to the possible presence of fragments of flexible metal mesh from a faulty screen at a third-party flour mill. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Voluntary Product Recall.” We have accounted for the voluntary recall primarily as a reduction to net sales to account for customer and consumer returns and an increase in cost of sales to account for the destruction of finished goods and raw materials inventory. In addition, we will record administrative costs associated with the management of the recall, including fees and incentives to customers and legal expenses, in our fourth fiscal quarter ending March 31, 2013. Certain of these accounting charges are based on our best estimates and may be subject to change as we move forward in completing the voluntary recall. We will also incur some additional costs in future quarters. While we expect to recover a substantial portion of the charges for costs related to the voluntary recall in future quarters through our existing recall insurance and from the third-party supplier, we cannot guarantee that the amounts we recover will cover all costs associated with the voluntary recall. While we have restarted the production and began shipping replacement product into distributors and retailers as of February 11, 2013 in order to replenish retail shelves and inventories, we anticipate that pizza sales will be reduced in the fourth quarter ending March 31, 2013, as compared to our original expectations for the product line. Additionally, we may find it challenging to re-establish strong growth in pizza product sales for a period of time following the voluntary recall. Further, while there have been no illnesses or injuries reported to date, the occurrence of any illnesses or injuries could have serious consequences on pizza product sales and sales of our other products, our brand and reputation, any of which could harm our business.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of natural and organic products that they purchase where there are conventional offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. For example, during the economic downturn from 2007 through 2009, distributors and retailers significantly reduced their inventories, and inventory levels have not returned to, and are not expected to return to, pre-downturn levels. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacture, marketing and distribution of a line of branded natural and organic food products. If consumer demand for our products decreased, our business would suffer. In addition, sales of natural and organic products are subject to evolving consumer preferences. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from organic to non-organic and from natural to non-natural products, a loss of confidence by consumers in what constitutes “organic,” economic factors and social trends. A significant shift in consumer demand away from our products could reduce our sales or the prestige of our brand, which would harm our business.

We may not have the resources to compete successfully in our highly competitive markets.

We operate in a highly competitive market. Numerous brands and products compete for limited retailer shelf space and consumers. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

The packaged food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies, including Kraft Foods Inc., General Mills, Inc., Campbell Soup Company, PepsiCo, Inc., Nestle S.A. and Kellogg Company, may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. We also compete with other natural and organic packaged food brands and companies, including The Hain Celestial Group, Inc., Newman’s Own, Inc., Nature’s Path Foods, Inc., Clif Bar & Company and Amy’s Kitchen, and with smaller companies, which may be more innovative and able to bring new products to market faster and to more quickly exploit and serve niche markets. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. As a result of competition, we may need to increase our marketing, advertising and promotional spending to protect our existing market share, which may adversely impact our profitability. We may not have the financial resources to increase such spending when necessary.

Failure to introduce new products or improve existing products successfully would adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our product development staff in developing and testing product prototypes, including complying with governmental regulations, and the success of our management and sales team in introducing and marketing new products. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed. For example, our breakfast cereals line of products did not meet our growth objectives, and we discontinued it in fiscal 2012. Additionally, we cannot assure you that our most recent new product line, frozen rising crust pizza, will gain widespread market acceptance or be successful.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as wheat and flour, dairy products, oils and sugar. In addition, we purchase and use significant quantities of cardboard, film and glass to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade and agricultural programs. In fiscal 2012 and the nine months ended December 31, 2012, our ingredient costs were higher than in the corresponding prior periods, and we expect that the cost of certain of our key ingredients will continue to increase. Continued volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops or raise organic livestock, the vagaries of these farming businesses (including poor harvests), changes in national and world economic conditions and our ability to forecast our ingredient requirements. The organic ingredients used in many of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, organic ingredients. For example, in fiscal 2011, organic wheat and sunflower oil were in shorter supply than we expected. In addition, we purchase some ingredients offshore, and the availability of such ingredients may be affected by events in other countries, including Colombia, Paraguay, Thailand and Brazil. In addition, we compete with other food producers in the procurement of organic ingredients, which are often less plentiful in the open market than conventional ingredients. This competition may increase in the future if consumer demand for organic products increases. If supplies of organic ingredients are reduced or there is greater demand for such ingredients from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers and may adversely affect our business, results of operations and financial condition.

We rely on sales to a limited number of distributors and retailers for the substantial majority of our sales, and the loss of one or more significant distributors or retailers may harm our business.

A substantial majority of our sales are generated from a limited number of distributors and retailers. For the nine months ended December 31, 2012, sales to our three largest customers represented approximately 26%, 13% and 12% of our net sales. Although the composition of our significant distributors and retailers will vary from period to period, we expect that most of our sales will continue to come from a relatively small number of distributors and retailers for the foreseeable future. We do not have commitments or minimum volumes that ensure future sales of our products. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant distributors or retailers. For example, in fiscal 2010, sales to a significant customer were $3.2 million lower than in fiscal 2009, which contributed to lower sales growth. A distributor or retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. In addition, despite operating in different channels, our retailers sometimes compete for the same consumers. As a result of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Our agreements with our distributors and retailers may be canceled if we materially breach the agreements or for other reasons, including reasons outside of our control. In addition, our distributors and retailers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales or anticipated sales to, one or more of our most significant distributors or retailers may have a material adverse effect on our business, results of operation and financial condition.

Loss of one or more of our contract manufacturers or our failure to identify timely new contract manufacturers could harm our business and impede our growth.

We derive all of our sales from products manufactured at manufacturing facilities owned and operated by our contract manufacturers. During fiscal 2012, we paid $62.4 million in the aggregate to our top three contract manufacturers. We do not have written contracts with all of our contract manufacturers, including Lucerne Foods, one of our top three contract manufacturers that manufactures several of our top selling products. Any of our contract manufacturers could seek to alter its relationship with us. If we need to replace a contract manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.

An interruption in, or the loss of operations at, one or more of our contract manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters at one or more of these facilities, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

The success of our business depends, in part, on maintaining a strong manufacturing platform. We believe there are a limited number of competent, high-quality contract manufacturers in the industry that meet our strict standards, and if we were required to obtain additional or alternative contract manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner or at all. Therefore, the loss of one or more contract manufacturers, any disruption or delay at a contract manufacturer or any failure to identify and engage contract manufacturers for new products could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition. For example, in the past, changing the contract manufacturer for one of our product lines took approximately six months to implement. At present, we do not have back-up contract manufacturers identified for certain of our product lines, and the loss of contract manufacturers for any of these product lines would result in our inability to produce and deliver the products to our customers until we could identify and retain an alternative contract manufacturer and until that contract manufacturer was able to produce the products to our specifications.

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products.

We rely on a limited number of vendors to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply, pricing or exclusive access to raw materials from these sources. Any of our suppliers could discontinue or seek to alter their relationship with us. For example, we may be adversely affected if they raise their prices, stop selling to us or our contract manufacturers or enter into arrangements that impair their ability to provide raw materials for us.

Although we have multiple suppliers for cheese, we have a single manufacturer for the cheese powders used in our products, including macaroni and cheese, cheddar crackers and snack mix. During fiscal 2012 and the nine-month period ended December 31, 2012, products that contain these cheese powders represented a significant portion of our net sales. Any disruption in the manufacturing of cheese powders would have a material adverse effect on our business.

Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences.

If we experience significant increased demand for our products, or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials will be available when required on acceptable terms, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to expand their capacity to meet our needs or we are able to find new sources of raw materials, we may encounter delays in production, inconsistencies in quality and added costs. Any delays or interruption in, or increased costs of, our supply of raw materials could have an adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

We may not be able to protect our intellectual property adequately, which may harm the value of our brand.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks, including our “Annie’s®,” “Annie’s Homegrown®,” “Annie’s Naturals®” and “Bernie Rabbit of Approval®” marks, are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including our trademarks, trade dress, trade secrets and copyrights. We rely on confidentiality agreements and trademark, trade secret and copyright law to protect our intellectual property rights.

Our confidentiality agreements with our employees, and certain of our consultants, suppliers and independent contractors, including some of our contract manufacturers who use our recipes to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our recipes and ingredient formulations have been developed by or with our suppliers and contract manufacturers and are not exclusive to us. Finally, we do not have written confidentiality agreements with all of our contract manufacturers. As a result, we may not be able to prevent others from using our recipes or formulations.

From time to time, third parties have used names or packaging similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. We respond to these actions on a case-by-case basis, including, where appropriate, by sending cease and desist letters and commencing opposition actions and litigation.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse affect on our business, results of operations and financial condition.

Failure by our suppliers of raw materials or contract manufacturers to comply with food safety, environmental or other laws and regulations may disrupt our supply of products and adversely affect our business.

If our suppliers or contract manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Any such failure could also cause us to recall our products. See “–Our voluntary recall of certified organic and made with organic pizza products has affected our third quarter of fiscal 2013 financial results and will continue to impact our financial results in future quarters.” For example, the USDA requires that our certified organic products be free of genetically modified organisms, but unavoidable cross-pollination at one of our suppliers may result in genetically modified organisms in our supply chain. In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier or contract manufacturer. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, results of operations and financial condition. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, results of operations and financial condition.

Changes in existing regulations and the adoption of new regulations may increase our costs and otherwise adversely affect our business, results of operations and financial condition.

The manufacture and marketing of food products is highly regulated. We and our suppliers and contract manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the U.S., we are subject to regulation by various government agencies, including the FDA, USDA, Federal Trade Commission, or FTC, Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. We are also regulated outside the United States by the Canadian Food Inspection Agency, as well as Canadian provincial and local agencies. In addition, we are subject to review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division and the Children’s Food and Beverage Advertising Initiative. We could incur costs, including fines, penalties and third-party claims, as a result of any violations of, or liabilities under, such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations, such as the U.S. Food Safety Modernization Act passed in January 2011, which grants the FDA greater authority over the safety of the national food supply, as well as increased enforcement by government agencies, could result in additional compliance costs and civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition.

Our brand and reputation may suffer from real or perceived issues involving the labeling and marketing of our products as “natural.”

Although the FDA and USDA have each issued statements regarding the appropriate use of the word “natural,” there is no single, U.S. government-regulated definition of the term “natural” for use in the food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against a number of food companies that market “natural” products, asserting false, misleading and deceptive advertising and labeling claims. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Uncertainty as to the ingredients used in our products, regardless of the cause, may have a substantial and adverse effect on our brand and our business, results of operations and financial condition.

We use annatto as a color additive in certain of our products. Although annatto is a natural substance derived from achiote trees, in policy statements the FDA takes the position that annatto is an artificial color additive because it adds a color not normally found in the foods to which it is added. Although we have not received one, the FDA has issued warning letters to some companies selling products labeled as natural that contain annatto stating the labels are false and misleading. If we were forced by the FDA to cease the use of annatto in our products, consumers who demand orange-colored products, particularly macaroni and cheese, could stop buying our products, which would adversely affect our sales.

The loss of independent certification on which we rely for a number of our products could harm our business.

We rely on independent certification of our organic products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Certain of our products could lose their “organic” certification if a contract manufacturing plant becomes contaminated with non-organic materials or if it is not properly cleaned after a production run. The loss of any independent certifications, including for reasons outside of our control, could harm our business.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We periodically change shipping companies, and we could face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

If we do not manage our supply chain effectively, including inventory levels, our operating results may be adversely affected.

The inability of any supplier, independent contract manufacturer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Virtually all of our finished goods inventory is located in one warehouse facility. Any damage or disruption at this facility would have an adverse effect on our business, results of operations and financial condition.

Virtually all of our finished goods inventory is located in one warehouse facility owned and operated by a third party. A natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event at this facility would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our inventory were damaged, we would be unable to meet our contractual obligations and, as a result, our business, results of operations and financial condition would suffer.

Fluctuations in our results of operations for our second and fourth fiscal quarters and changes in our promotional activities may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

Our business is subject to seasonal fluctuations that may have a disproportionate effect on our results of operations. Historically, we have realized a higher portion of our net sales, net income and operating cash flows in our second and fourth fiscal quarters due to our customers’ merchandising and promotional activities around the back-to-school and spring seasons. Any factors that harm our second and fourth fiscal quarter operating results, including disruptions in our supply chain, adverse weather or unfavorable economic conditions, may have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak seasons, we must order and maintain higher quantities of inventory than we would carry at other times of the year. As a result, our working capital requirements also fluctuate during the year, increasing in our first and third fiscal quarters in anticipation of our second and fourth fiscal quarters, respectively. Any unanticipated decline in demand for our products during our peak seasons could require us to sell excess inventory at a substantial markdown or write-off goods we are unable to sell, which could diminish our brand and adversely affect our results of operations.

In addition, we offer a variety of sales and promotion incentives to our customers and to consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. Our net sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. Reductions in overall sales and promotion incentives could impact our net sales and affect our results of operations in any particular fiscal quarter.

Historical quarter-to-quarter and period-over-period comparisons of our sales and operating results are not necessarily indicative of future fiscal quarter-to-fiscal quarter and period-over-period results. You should not rely on the results of a single fiscal quarter or period as an indication of our annual results or our future performance.

Failure to retain our senior management may adversely affect our operations.

Our success is substantially dependent on the continued service of certain members of our senior management, including John M. Foraker, our Chief Executive Officer, or CEO. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and the reputation we enjoy with suppliers, contract manufacturers, distributors, retailers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not have employment agreements with our senior executives, other than our CEO, nor do we carry key-person life insurance on them.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

We rely on information technology systems and any inadequacy, failure, interruption or security breach of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.

In addition, we sell our products over the internet through third-party websites, including those operated by Alice.com and Amazon.com. The website operations of such third parties may be affected by reliance on third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which these website operations are conducted, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, the ability of our third-party partners to conduct these website operations may be affected by liability for online content and state and federal privacy laws.

A failure of our new ERP system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

We have recently implemented a new ERP information management system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. A failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies and the loss of sales, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, manage our supply chain and production facilities, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the systemic internal control features within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. The risks associated with our new ERP system are greater for us as a newly public company.

An impairment of goodwill could materially adversely affect our results of operations.

We have significant goodwill related to previous acquisitions, which amounted to 43% and 33% of our total assets as of March 31, 2012 and December 31, 2012, respectively. Goodwill represents the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed. In accordance with GAAP, we first assess qualitative factors to determine whether it is more likely than not that the fair value of our sole reporting unit is less than its carrying amount as a basis to determine whether it is necessary to perform the two-step goodwill impairment test, which we perform annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Future events that may trigger impairment include, but are not limited to, significant adverse change in customer demand, the business climate or a significant decrease in expected cash flows. When impaired, the carrying value of goodwill is written down to fair value. In the event an impairment to goodwill is identified, an immediate charge to earnings would be recorded, which would adversely affect our operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill.”

Our indebtedness could adversely affect our business and results of operations.

In connection with the share repurchase, we intend to draw down approximately $15.0 million under our credit facility. As of December 31, 2012, after giving effect to the amendment to our credit facility and the closing of the share repurchase, we would have had approximately $15.0 million outstanding under our credit facility with additional borrowing availability of $25.0 million. Subject to the limits contained in the credit agreement governing our credit facility, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of debt could intensify. Specifically, our level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	exposing us to the risk of increased interest rates as borrowings under the credit facility will be at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

•	increasing our cost of borrowing.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may lose part or all of your investment.

The market price for our common stock is likely to be volatile, in part because our shares have only been traded publicly since March 28, 2012, and such volatility may be exacerbated by our relatively small public float. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	market conditions or trends in the natural and organic packaged food sales industry or in the economy as a whole;

•	seasonal fluctuations;

•	actions by competitors;

•	actual or anticipated growth rates relative to our competitors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC;

•	economic, legal and regulatory factors unrelated to our performance;

•	any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

•	changes in financial estimates or recommendations by any securities analysts who follow our common stock;

•	speculation by the press or investment community regarding our business;

•	litigation;

•	changes in key personnel; and

•	future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock markets, including the New York Stock Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Shares Eligible for Future Sale.”

On April 30, 2012, we filed a registration statement on Form S-8 registering 2,362,850 shares subject to outstanding options under our 2004 Plan and pursuant to certain non-plan options and shares reserved for future issuance under our Omnibus Incentive Plan. Such shares are now eligible for sale in the public market, subject to certain legal and contractual limitations. On August 6, 2012, we closed a secondary public offering of our common stock in which certain stockholders, including Solera, sold 3,649,976 shares. Moreover, pursuant to the

Amended and Restated Registration Rights Agreement among us, Solera and certain of our other stockholders, dated as of November 14, 2005, some of our stockholders, including Solera, have the right to require us to register under the Securities Act of 1933, as amended, or the Securities Act, any shares in our company not sold by such stockholders in this offering. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

In connection with this offering, we, our directors, certain of our executive officers and the selling stockholders have each agreed to certain lock-up restrictions. We and they and their permitted transferees will not be permitted to sell any shares of our common stock for 90 days (subject to extension) after the date of this prospectus, except as discussed in “Shares Eligible for Future Sale,” without the prior consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting (Conflicts of Interest).”

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

We will continue to be significantly influenced by our sponsor, whose interests may conflict with those of our other stockholders.

Upon the closing of this offering and the share repurchase, Solera will hold approximately 15.1% of our voting power, or 11.9% if the underwriters exercise their overallotment option in full. If for any reason the share repurchase is not consummated, Solera will hold an additional 2.4% of our voting power. So long as such funds continue to hold, directly or indirectly, shares of common stock representing a significant percentage of the voting power of our common stock, Solera will have significant power to influence all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions, and will have significant influence over our management and policies. Solera’s control may have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of Solera may not always coincide with the interests of other stockholders, and Solera may act in a manner that advances its best interests and not necessarily those of our other stockholders.

Any material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business, results of operations, financial condition and stock price.

As a public company, we are required to file annual and quarterly periodic reports containing our financial statements with the SEC within prescribed time periods. As part of the New York Stock Exchange listing requirements, we are also required to provide our periodic reports, or make them available, to our stockholders within prescribed time periods. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the New York Stock Exchange listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements. During fiscal 2012, we corrected an error in the measurement of our convertible preferred stock warrant liability, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Out-of-Period Adjustment.” Upon assessing the impact of this error, management determined that a restatement of our financial statements was not required. If we are required to restate our financial statements in the future for any reason, any specific adjustment may be adverse and may cause our results of operations and financial condition, as restated, to be materially adversely impacted. As a result, we or members of our management could be the subject of adverse publicity, stockholder lawsuits and investigations and sanctions by regulatory authorities, such as the SEC. Any of the above consequences could cause our stock price to decline and could impose significant unanticipated costs on us.

However, for as long as we remain an “emerging growth company,” or EGC, as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act, we may, and we intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. We may, and we intend to, take advantage of these reporting exemptions until we are no longer an EGC. We will cease to be an EGC at the earliest of (A) the last day of the fiscal year in which we have total annual gross revenues of $1,000,000,000 (as indexed for inflation in the manner set forth in the Jobs Act) or more; (B) the last day of the fiscal year in which the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act occurs; (C) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (D) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any successor thereto.

Once we cease to be an EGC, as of each fiscal year end thereafter, our independent registered public accounting firm will be required to evaluate and report on our internal controls over financial reporting in the event we become an accelerated filer or large accelerated filer. To the extent we find material weaknesses or other deficiencies in our internal controls, we may determine that we have ineffective internal controls over financial reporting as of any particular fiscal year end, and we may receive an adverse assessment of our internal controls over financial reporting from our independent registered public accounting firm. Moreover, any material weaknesses or other deficiencies in our internal controls may delay the conclusion of an annual audit or a review of our quarterly financial results. For example, our assessment of the error in the measurement of the convertible preferred stock warrant liability discussed above, a non-cash charge, led to the identification of a significant deficiency in our internal controls. This determination, however, did not result in the finding of a material weakness in our internal controls.

If we are not able to issue our financial statements in a timely manner, or if we are not able to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner, we will not be able to comply with the periodic reporting requirements of the SEC and the listing requirements of the New York Stock Exchange. If these events occur, our common stock listing on the New York Stock Exchange could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to stockholder lawsuits, which could impose significant additional costs on us, divert management attention and materially harm our business, results of operations, financial condition and stock price.

Some of our operating expenses will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

Until March 27, 2012, the effective date of our IPO registration statement on Form S-1, we operated as a private company. Upon effectiveness, we became a public company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we had not previously incurred as a private company. We are obligated to file annual and quarterly information and other reports with the SEC as required by the Exchange Act and applicable SEC rules. In addition, we are subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange, which impose significant compliance obligations upon us. We will need to institute a comprehensive compliance function, establish internal policies, ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis, utilize outside counsel and accountants in the above activities and establish an investor relations function.

The Sarbanes-Oxley Act and the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed increased regulation and disclosure obligations and have required enhanced corporate governance practices of public companies. However, for so long as we qualify as an EGC under the JOBS Act, we may decide to make certain elections that would lessen such obligations. See “—We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” Nonetheless, our efforts to comply with evolving laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement or comply with such requirements in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our stock price to decline.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Although, the JOBS Act permits an EGC such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, we are choosing to “opt out” of this provision, and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

Certain provisions of our corporate governance documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These include provisions that:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include voting, approval, dividend or other rights or preferences superior to the rights of the holders of our common stock;

•	classify our board of directors into three separate classes with staggered terms;

•	provide that directors can only be removed for cause or by vote of shares representing 66 2/3% or more of our total voting power;

•	prohibit stockholders from acting by written consent;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	provide that the stockholders can only adopt, amend or repeal our amended and restated bylaws with the affirmative vote of 66 2/3% or more of our total voting power;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	prohibit stockholders from calling special meetings; and

•	provide our board of directors with the sole power to set the size of our board of directors and fill vacancies.

These and other provisions of our amended and restated certificate of incorporation and amended and restated bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our stockholders’ voting and other rights.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of such corporation’s outstanding voting stock for a period of three years following the date on which such stockholder became an “interested” stockholder. In order for us to consummate a business combination with an “interested” stockholder within three years of the date on which the stockholder became “interested,” either (1) the business combination or the transaction that resulted in the stockholder becoming “interested” must be approved by our board of directors prior to the date the stockholder became “interested,” (2) the “interested” stockholder must own at least 85% of our outstanding voting stock at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the business combination must be approved by our board of directors and authorized by at least two-thirds of our stockholders (excluding the “interested” stockholder). This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares of our common stock. See “Description of Capital Stock—Delaware Anti-Takeover Statute” and “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws.”

If we cannot satisfy or continue to satisfy the New York Stock Exchange’s independent committee requirements, our common stock may be delisted, which would negatively impact the price of our common stock and your ability to sell our common stock.

Our common stock is listed on the New York Stock Exchange. We are utilizing the phase-in provisions afforded new public companies under the New York Stock Exchange rules with respect to certain independent committee requirements of the New York Stock Exchange. During the phase-in period, there will be times when we will not have fully independent board committees, which will leave us subject to the control of our existing non-independent directors. Moreover, if we are unable to comply with the independent committee requirements in the time period provided, we could be delisted from the New York Stock Exchange and face significant consequences, including:

•	limited availability for market quotations for our common stock;

•	reduced liquidity with respect to our common stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriters’ overallotment option. See “Principal and Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering. We will bear all costs, fees and expenses in connection with this offering, except that the selling stockholders will pay all underwriting commissions and discounts.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol BNNY since March 28, 2012. Prior to that date, there was no established public trading market for our common stock. The following table sets forth the range of high and low sales prices on the NYSE of our common stock for the periods indicated, as reported by the NYSE. Such quotations represent inter dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

Fiscal 2012	High	Low
Fourth quarter (March 28-31, 2012)	$40.00	$31.00

Fiscal 2013	High	Low
First quarter	$45.00	$32.66
Second quarter	48.87	35.50
Third quarter	47.03	32.06
Fourth quarter (through March 8, 2013)	43.10	33.05

On March 8, 2013, the closing price per share of our common stock on the NYSE was $41.88. As of March 1, 2013, there were 13 stockholders of record. A substantially greater number of stockholders are beneficial holders of our common stock in “street name” through banks, brokers and other financial institutions that are the record holders.

DIVIDEND POLICY

During fiscal 2011, we paid cash dividends on our capital stock of $3,037,017 ($0.194 per share) in December 2010 and $9,492,554 ($0.605 per share) in March 2011. During fiscal 2012, we paid cash dividends on our capital stock of $1,518,809 ($0.097 per share) in August 2011, $2,279,518 ($0.145 per share) in November 2011 and $9,751,271 ($0.621 per share) in December 2011. During fiscal 2013, we have not paid any cash dividends to date.

Although we have paid cash dividends on our capital stock from time to time in the past, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition and contractual restrictions, including under our credit facility and other indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2012. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

December 31, 2012
(in thousands)
Cash(1)	$12,960

Credit facility(1)	$—

Common stock, par value $0.001 per share, 30,000,000 shares authorized, 17,328,797 shares issued and outstanding	17
Additional paid-in capital	111,140
Accumulated deficit	(31,512)

Total stockholders’ equity	79,645

Total capitalization	$79,645

(1)	We intend to use approximately $15.0 million of borrowings under our credit facility and $ million of cash on hand to fund the share repurchase.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended March 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of March 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended March 31, 2008 and 2009 have been derived from our audited financial statements that do not appear in this prospectus. The selected consolidated balance sheet data as of March 31, 2008, 2009 and 2010 has been derived from our audited financial statements that do not appear in this prospectus. The consolidated statements of operations data for the nine months ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments that we consider necessary for a fair statement of the financial information. The historical results are not necessarily indicative of the results to be expected for any future periods. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	2008	2009	2010	2011	2012	2011	2012
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Net sales	$76,751	$93,643	$96,015	$117,616	$141,304	$98,320	$117,262	(4)
Cost of sales	51,217	64,855	63,083	71,804	85,877	60,034	72,539	(4)

Gross profit	25,534	28,788	32,932	45,812	55,427	38,286	44,723
Operating expenses:
Selling, general and administrative expenses	24,153	25,693	25,323	30,674	36,195	25,206	32,437
Advisory agreement termination fee	—	—	—	—	1,300	—	—

Total operating expenses	24,153	25,693	25,323	30,674	37,495	25,206	32,437

Income from operations	1,381	3,095	7,609	15,138	17,932	13,080	12,286
Interest expense	(809)	(1,279)	(1,207)	(885)	(161)	(66)	(120)
Other income (expense), net	112	(289)	21	155	(1,594)	(428)	116

Income before provision for (benefit from) income taxes	684	1,527	6,423	14,408	16,177	12,586	12,282	(4)
Provision for (benefit from) income taxes	10	56	400	(5,747)	6,588	4,926	4,965

Income from continuing operations	674	1,471	6,023	20,155	9,589	7,660	7,317
Loss from discontinued operations(1)	(930)	(579)	—	—	—	—	—
Loss from sale of discontinued operations(1)	—	(1,865)	—	—	—	—	—

Net income (loss)	$(256)	$(973)	$6,023	$20,155	$9,589	$7,660	$7,317	(4)

Net income attributable to common stockholders from continuing operations(2)	$18	$43	$177	$596	$290	$233	$7,317
Net loss attributable to common stockholders from discontinued operations(2)	(25)	(72)	—	—	—	—	—

Net income (loss) attributable to common stockholders(2)	$(7)	$(29)	$177	$596	$290	$233	$7,317

Net income (loss) per share attributable to common stockholders—Basic(3)
Continuing operations	$0.04	$0.09	$0.38	$1.29	$0.62	$0.50	$0.43
Discontinued operations	(0.06)	(0.16)	—	—	—	—	—

Total basic net income (loss) per share attributable to common stockholders	$(0.02)	$(0.07)	$0.38	$1.29	$0.62	$0.50	$0.43

Net income (loss) per share attributable to common stockholders—Diluted(3)
Continuing operations	$0.03	$0.06	$0.20	$0.50	$0.26	$0.24	$0.41	(4)
Discontinued operations	(0.06)	(0.16)	—	—	—	—	—

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	2008	2009	2010	2011	2012	2011	2012
	(in thousands, except share and per share amounts)
Total diluted net income (loss) per share attributable to common stockholders	$(0.03)	$(0.10)	$0.20	$0.50	$0.26	$0.24	$0.41	(4)

Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders—Basic	424,699	461,154	461,248	461,884	469,089	467,206	17,085,833
Weighted average shares of common stock outstanding used in computing net income (loss) per share attributable to common stockholders—Diluted	676,188	766,290	899,539	1,201,125	1,111,088	988,915	17,702,221

Dividends per common share	$—	$—	$0.22	$0.80	$0.86	$0.86	$—

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	2008	2009	2010	2011	2012	2011	2012
	(in thousands)
Other Financial Data:
EBITDA(5)	$815	$728	$7,975	$15,787	$17,183	$13,230	$13,151
Adjusted EBITDA(5)	2,710	4,407	9,277	16,560	21,315	14,608	16,805

	March 31,					December 31, 2012
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$3,131	$3,693	$8,550	$7,333	$562	$12,960
Working capital	9,137	13,195	16,538	13,035	16,427	38,806
Total assets	60,914	53,612	58,794	67,261	72,429	93,512
Total debt(6)	10,516	5,713	5,856	—	12,796	—
Convertible preferred stock warrant liability	—	—	—	—	2,157	—
Convertible preferred stock	81,373	81,373	81,373	81,373	81,373	—
Total stockholders’ equity (deficit)	(41,481)	(41,620)	(38,173)	(30,148)	(34,436)	79,645

(1)	In November 2008, we sold Fantastic, a manufacturer of instant soups and packaged meals, to an unrelated third party for $1.7 million, net of working capital adjustments. We considered Fantastic a business component, and thus, the results of operations of Fantastic are separately reported as discontinued operations in fiscal 2009 and 2008. The loss on sale of Fantastic is reported as a loss on sale of discontinued operations in fiscal 2009.
(2)	Net income (loss) attributable to common stockholders was allocated using the two-class method for the periods presented, except for the nine-month period ended December 31, 2012 since our capital structure included common stock and convertible preferred stock with participating rights. Under the two-class method, we reduced income from continuing operations by (i) the dividends paid to convertible preferred stockholders and (ii) the rights of the convertible preferred stockholders in any undistributed earnings based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock. Under the two-class method, during any period in which we had a loss from continuing operations, the loss from the continuing operations and the loss from the discontinued operations were attributed only to the common stockholders. However, during any period in which we had income from continuing operations, the income from continuing operations and the loss from discontinued operations were allocated between the common and preferred stockholders under the two-class method.

(3)	For the calculation of basic and diluted income (loss) per share see notes 2 and 14 to our consolidated financial statements and notes 2 and 13 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
(4)	We recorded an estimated accrual for product returns and recall-related costs of approximately $2.3 million for the nine months ended December 31, 2012 as follows (in thousands except per share amount):

Amount
Reduction of net sales	$1,570
Incremental cost of sales	690

Total reduction to income before income taxes	$2,260

Impact on net income	$1,346

Impact on net income per diluted share	$0.08

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Voluntary Product Recall” and note 15 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(5)	EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with GAAP. As used herein, EBITDA represents net income (loss) plus interest expense, provision for (benefit from) income taxes and depreciation and amortization. As used herein, Adjusted EBITDA represents EBITDA plus loss from discontinued operations, loss from sale of discontinued operations, reduction in net sales and increase in cost of sales due to product recall, management fees, advisory agreement termination fee, stock-based compensation, secondary offering costs and change in fair value of convertible preferred stock warrant liability.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net income (loss) set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales and cash flows from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our core operating performance and to compare our performance to that of our peers and competitors.

EBITDA and Adjusted EBITDA are presented because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash depreciation and amortization expenses and, in the case of Adjusted EBITDA, the adjustments described above.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income (loss), income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense, or the cash requirements necessary to service interest or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in, or cash requirements for, our working capital needs.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable financial measure presented in accordance with GAAP:

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	2008	2009	2010	2011	2012	2011	2012
	(in thousands)
Net income (loss)	$(256)	$(973)	$6,023	$20,155	$9,589	$7,660	$7,317
Interest expense	809	1,279	1,207	885	161	66	120
Provision for (benefit from) income taxes	10	56	400	(5,747)	6,588	4,926	4,965
Depreciation and amortization	252	366	345	494	845	578	749

EBITDA	815	728	7,975	15,787	17,183	13,230	13,151
Loss from discontinued operations	930	579	—	—	—	—	—
Loss from sale of discontinued operations	—	1,865	—	—	—	—	—
Net sales reduction related to product recall(a)	—	—	—	—	—	—	1,570
Cost of sales related to product recall(a)	—	—	—	—	—	—	690
Management fees(b)	300	400	400	400	600	450	—
Advisory agreement termination fee(b)	—	—	—	—	1,300	—	—
Stock-based compensation(c)	665	835	902	373	506	390	677
Secondary offering costs(d)	—	—	—	—	—	—	704
Change in fair value of convertible preferred stock warrant liability(e)	—	—	—	—	1,726	538	13

Adjusted EBITDA	$2,710	$4,407	$9,277	$16,560	$21,315	$14,608	$16,805

(a)	Represents a reduction in net sales of $1.6 million due to a voluntary product recall of our frozen pizza products and a corresponding increase in cost of sales of $0.7 million for estimated costs associated with the product recall. The estimated costs associated with the product recall are comprised of inventory write-off of $0.6 million and costs incurred by contract manufacturers of $0.1 million.
(b)	Represents management fees and advisory agreement termination fee paid to Solera. The advisory agreement was terminated upon the consummation of our IPO in exchange for a payment of $1.3 million.
(c)	Represents non-cash, stock-based compensation expense.
(d)	Represents costs incurred in connection with the secondary public offering of shares of our common stock that closed on August 6, 2012.
(e)	Represents non-cash charge due to the increase in fair value of a warrant to purchase 80,560 shares of our common stock. See note 9 to our consolidated financial statements included elsewhere in this prospectus.

(6)	Total debt includes the outstanding principal balance of our term loan and outstanding borrowings on our credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.”

Overview

Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged foods categories. We sell premium products made from high-quality ingredients at affordable prices. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Our loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across the mainstream grocery, mass merchandiser and natural retailer channels. We offer over 125 products and are present in over 25,000 retail locations in the United States and Canada.

Our net sales are derived primarily from the sale of meals, snacks, dressings, condiments and other products under the Annie’s Homegrown and Annie’s Naturals brand names. We have experienced strong growth, driven by our meals and snacks categories, resulting from our focus on supporting our best-selling items and the introduction of new products in these categories. We have reduced our offerings in our dressings and condiments product lines and discontinued our cereal product line in the fourth quarter of fiscal 2012, which resulted in low or negative quarter over quarter growth in that category in recent quarters. In the most recent quarter, despite the impact of discontinuance of cereal, the category achieved strong growth quarter over quarter driven by stronger consumption trends.

Gross profit is net of cost of sales, which consists of the costs of ingredients in the manufacture of products, contract manufacturing fees, inventory write-off, packaging costs and in-bound freight charges. Ingredients account for the largest portion of the cost of sales followed by contract manufacturing fees and packaging.

Our selling, general and administrative expenses consist primarily of marketing and advertising expenses, freight and warehousing, wages, related payroll and employee benefit expenses, including stock-based compensation, commissions to outside sales representatives, legal and professional fees, travel expenses, other facility-related costs, such as rent and depreciation, and consulting expenses. The primary components of our marketing and advertising expenses include trade advertising, samples, consumer events, sales data, consumer research and search engine and digital advertising.

Voluntary Product Recall

On January 22, 2013, we announced a voluntary product recall of our certified organic and made with organic pizza products. The voluntary product recall was a result of our contract manufacturer for pizza crusts identifying small metal fragments in the pizza dough during a manufacturing run and in some finished pizza crusts made on the same day. We immediately halted production and began investigating the issue. Soon thereafter, we determined that the small metal fragments originated at the third-party flour mill from where we source our pizza flour. We then initiated a recall of all lots of pizza product manufactured with this supplier’s flour from our first purchase from the supplier in May 2012.

The full costs of the voluntary product recall include customer and consumer returns, costs associated with returned product, destruction charges and inventory write-off, retailer margin and customer fees and incentives. We also face the potential for lost sales from our consumers.

As a result of the voluntary product recall, we recorded charges that negatively impacted our net sales and net income by $1.6 million and $1.3 million, respectively, for the three and nine months ended December 31, 2012. The recorded charges were based on our best estimates and information available to us when we recorded the charges. We expect to recover a substantial portion of the recall-related costs from our product recall insurance. We may seek to recover additional costs from the third-party flour mill. Any recovery would be recorded to offset the charges once recovery is probable. We expect the effects of the voluntary product recall to be reflected in our financial statements over the next few quarters.

In addition, we expect to incur approximately $1.0 million of costs associated with product returns and related costs for sales subsequent to December 31, 2012 including the destruction and write off of inventory consisting of non-pizza products manufactured with flour sourced from the same third-party flour mill that provided flour for the recalled pizza products. None of these affected non-pizza products were shipped to customers. We expect to record these costs associated with the voluntary product recall in the fourth quarter of fiscal 2013.

We have restarted the production of our certified organic and made with organic pizza products using flour from an alternative supplier with which we have a long-standing relationship and began shipping replacement product into distributors and retailers as of February 11, 2013 in order to replenish retail shelves and inventories. We will incur additional expense over the next couple of quarters to promote our pizza products. We expect to see a recovery in sales of our pizza products in the late fourth quarter of fiscal 2013 and first quarter of fiscal 2014, as retailers seek to restock inventory of pizza products.

Trends and Other Factors Affecting Our Business

Net sales growth continues to be driven by increased penetration of mainstream grocery and mass merchandiser channels, product innovation, increased brand awareness and greater consumer demand for natural and organic food products. In the twelve months ended December 31, 2012, we have experienced acceleration in consumer trends for many of our products. We also have benefited from improved placement in the mainstream grocery channel, which we believe has resulted in increased sales of our products. Our net sales growth has been primarily driven by volume; however, we have demonstrated the ability to execute price increases as needed to maintain margins, driven by our strong brand loyalty and perceived value relative to the competition.

We purchase finished products from independent contract manufacturers. We have long standing, strategic relationships with many of our contract manufacturers and suppliers of organic ingredients. We enter, either directly or through contract manufacturers, into forward pricing contracts with certain ingredient suppliers. This practice provides us with significant visibility into our cost structure over the subsequent six to twelve months. In fiscal 2012, our contracted ingredients represented approximately 48% of our material costs and 25% of our cost of sales. Over the past 18 months, we have experienced increased costs for many of our inputs and expect these higher costs to continue throughout the remainder of fiscal 2013. We strive to maintain or improve gross margins despite increasing commodity costs through a combination of cost management and price increases. We actively manage our input and production costs through commodity management practices, vendor negotiation, productivity improvements and cost reductions in our supply chain. We invest significant time and effort to achieve permanent cost reductions in our supply chain. To drive these initiatives, we have begun to selectively invest capital in equipment located at our contract manufacturers to drive down costs, improve throughput and improve product quality.

Selling, general and administrative expenses have increased as a result of the investment we have made in building our organization and adding headcount to support our growth and operating as a public company. During the course of fiscal 2013, we have continued to invest in our business with the addition of customer facing sales and operations staff. Many of our selling, general and administrative expenses are variable with volume including freight and warehouse expenses and commissions paid to our sales brokers. In addition, we continue to make investments in marketing to drive trial of our products and promote awareness of our brand and in research and development to support our robust innovation pipeline. Starting in fiscal 2012, we incurred incremental expense related to operating as a public company.

Results of Operations

The following tables set forth items included in our consolidated statements of operations in dollars and as a percentage of net sales for the periods presented:

	Three Months Ended December 31,		% of Net Sales		Nine Months Ended December 31,		% of Net Sales
	2011	2012	2011	2012	2011	2012	2011	2012
	(in thousands, except for percentages)
Net sales	$30,838	$36,283	100.0%	100.0%	$98,320	$117,262	100.0%	100.0%
Cost of sales	18,275	23,267	59.3	64.1	60,034	72,539	61.1	61.9

Gross profit	12,563	13,016	40.7	35.9	38,286	44,723	38.9	38.1

Operating expenses:
Selling, general and administrative expenses	8,847	10,687	28.7	29.5	25,206	32,437	25.6	27.7

Total operating expenses	8,847	10,687	28.7	29.5	25,206	32,437	25.6	27.7

Income from operations	3,716	2,329	12.1	6.4	13,080	12,286	13.3	10.5
Interest expense	(25)	(40)	(0.1)	(0.1)	(66)	(120)	(0.1)	(0.1)
Other income (expense), net	43	31	0.1	0.1	(428)	116	(0.4)	0.1

Income before provision for income taxes	3,734	2,320	12.1	6.4	12,586	12,282	12.8	10.5
Provision for income taxes	1,502	919	4.9	2.5	4,926	4,965	5.0	4.2

Net income	$2,232	$1,401	7.2%	3.9%	$7,660	$7,317	7.8%	6.2%

	Fiscal Year Ended March 31,			% of Net Sales
	2010	2011	2012	2010	2011	2012
	(in thousands, except for percentages)
Net sales	$96,015	$117,616	$141,304	100.0%	100.0%	100.0%
Cost of sales	63,083	71,804	85,877	65.7	61.0	60.8

Gross profit	32,932	45,812	55,427	34.3	39.0	39.2

Operating expenses:
Selling, general and administrative expenses	25,323	30,674	36,195	26.4	26.1	25.6
Advisory agreement termination fee	—	—	1,300	—	—	0.9

Total operating expenses	25,323	30,674	37,495	26.4	26.1	26.5

Income from operations	7,609	15,138	17,932	7.9	12.9	12.7
Interest expense	(1,207)	(885)	(161)	(1.3)	(0.8)	(0.1)
Other income (expense), net	21	155	(1,594)	0.0	0.1	(1.1)

Income before provision for (benefit from) income taxes	6,423	14,408	16,177	6.7	12.3	11.4
Provision for (benefit from) income taxes	400	(5,747)	6,588	0.4	(4.9)	4.7

Net income	$6,023	$20,155	$9,589	6.3%	17.1%	6.8%

The following table sets forth net sales by product category in dollars and as a percentage of net sales:

	Fiscal Year Ended March 31,			% of Net Sales			Nine Months Ended December 31,		% of Net Sales
	2010	2011	2012	2010	2011	2012	2011	2012	2011	2012
	(in thousands, except for percentages)
Product Categories:
Meals	$43,838	$49,168	$60,624	46%	42%	43%	$41,411	$52,759	42.1%	45.0%
Snacks	27,252	44,687	56,789	28	38	40	40,641	47,517	41.2	40.5
Dressings, condiments and other	24,925	23,761	23,891	26	20	17	16,448	16,986	16.7	14.5

Total	$96,015	$117,616	$141,304	100%	100%	100%	$98,320	$117,262	100.0%	100.0%

Our discussion of our results of operations in this prospectus includes certain net sales, gross profit, gross margin, selling, general and administrative expenses, income from operations and net income figures that exclude the impact of our voluntary product recall of pizza products announced on January 22, 2013. These figures are non-GAAP financial measures. We calculate these non-GAAP figures by eliminating the impact of our voluntary product recall, which we do not consider indicative of our ongoing operations. We believe these non-GAAP figures provide additional information to facilitate the comparison of our past and present financial results and better visibility into our normal operating results by isolating the effects of the voluntary product recall. These non-GAAP financial measures should not be considered in isolation or as alternatives to GAAP financial measures and investors should not rely on any single financial measure to evaluate our business.

Three Months Ended December 31, 2012 Compared to Three Months Ended December 31, 2011

Net Sales

	Three Months Ended December 31,		Change		% of Net Sales
	2011	2012	$	%	2011	2012
	(in thousands, except for percentages)
Meals	$14,235	$16,223	$1,988	14.0%	46.2%	44.8%
Snacks	12,225	14,908	2,683	21.9	39.6	41.1
Dressings, condiments and other	4,378	5,152	774	17.7	14.2	14.2

Net sales	$30,838	$36,283	$5,445	17.7%	100.0%	100.0%

Net sales increased $5.4 million, or 17.7%, to $36.3 million during the three months ended December 31, 2012 compared to $30.8 million during the three months ended December 31, 2011. The net sales for the three months ended December 31, 2012 included a $1.6 million reduction due to the voluntary product recall of our certified organic and made with organic pizza products. The increase in net sales (net of the effects of the voluntary product recall) reflects an increase in net sales of snacks, meals and dressings, condiments and other of $2.7 million, $2.0 million and $0.8 million, respectively. The increase in snacks was primarily due to growth in our grahams, crackers, mixed snacks and snack mix product lines. The increase in meals was predominantly driven by strong growth in natural macaroni and cheese products offset by the voluntary product recall of frozen pizza products. Organic frozen pizza first shipped in January 2012 and made with organic frozen pizza first shipped during second quarter. As discussed earlier, we initiated a voluntary product recall of all frozen pizza products in January 2013.

The increase in dressings, condiments and other was attributable to strong performance of natural and organic dressings and condiments, partially offset by the discontinuation of our cereal product line. Distribution gains and our mainline placement initiatives also contributed to net sales growth, primarily in the mainstream grocery channel. The net sales increase was primarily driven by volume with approximately 3% of growth driven by higher average selling prices.

Excluding the impact of our voluntary product recall, our net sales would have increased $7.0 million, or 22.7%, to $37.9 million during the three months ended December 31, 2012 compared to $30.8 million during the three months ended December 31, 2011.

Gross Profit

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Cost of sales	$18,275	$23,267	$4,992	27.3%

Gross profit	$12,563	$13,016	$453	3.6%

Gross margin %	40.7%	35.9%

Gross profit increased $0.5 million, or 3.6%, to $13.0 million for the three months ended December 31, 2012 from $12.6 million for the three months ended December 31, 2011. Gross margin decreased 4.8 percentage points to 35.9% from 40.7% during the three months ended December 31, 2012 compared to the three months ended December 31, 2011. The decrease in gross margin is primarily attributable to a reduction in net sales of $1.6 million due to voluntary product recall and a corresponding increase in cost of sales of $0.7 million for estimated costs associated with the product recall. The estimated costs associated with the product recall comprised of affected inventory write-off of $0.6 million and costs incurred by contract manufacturers of $0.1 million. The effect of the charge for voluntary product recall costs on gross margin was approximately 4.5 percentage points. To a lesser extent, the decrease in gross margin resulted from higher commodity costs, partially offset by a price increase that was implemented in October 2012 and the cumulative impact of various cost reduction initiatives. We expect to see slightly higher commodity costs in the fourth quarter versus our year-to-date results driven by higher dairy costs. We also expect to invest in incremental trade promotions beyond our original plans to support pizza in our fourth quarter. As a result, we expect our fourth quarter gross margin to be in the low to mid 39 percentage range with a full year margin in the mid 39 percentage range.

Excluding the impact of the voluntary product recall, our gross profit would have increased $2.7 million, or 21.6%, to $15.3 million for the three months ended December 31, 2012 from $12.6 million for the three months ended December 31, 2011 and gross margin would have decreased 0.3 percentage points to 40.4% from 40.7% during the three months ended December 31, 2012 compared to the three months ended December 31, 2011.

Operating Expenses

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Operating expenses:
Selling, general and administrative expenses	$8,847	$10,687	$1,840	20.8%

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $1.8 million, or 20.8%, to $10.7 million during the three months ended December 31, 2012 from $8.8 million during the three months ended December 31, 2011. This increase was due primarily to an increase in payroll expense resulting from increased headcount to support our growth and operations as a public company. Additionally, public company-related expenses impacted selling, general and administrative expenses during the three months ended December 31, 2012 compared with the three months ended December 31, 2011. Selling, general and administrative expenses for the three months ended December 31, 2012 were not impacted due to voluntary product recall since it was announced in January 2013. However, we expect an increase in expenses due to administrative costs associated with the management of the recall including legal expenses in our fourth fiscal quarter ending March 31, 2013. As a percentage of net sales, selling, general and administrative expenses increased 0.8 percentage points to 29.5% during the three months ended December 31, 2012 from 28.7% during the three months ended December 31, 2011. While leveraging in the second half of fiscal 2013, we expect selling, general and administrative expenses as a percentage of net sales for fiscal 2013 to be on par with our prior fiscal year.

Excluding the impact of the voluntary product recall, our selling, general and administrative expenses as a percentage of net sales would have decreased 0.5 percentage points to 28.2% during the three months ended December 31, 2012 from 28.7% during the three months ended December 31, 2011.

Income from Operations

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Income from operations	$3,716	$2,329	$(1,387)	(37.3)%

Income from operations as a percentage of net sales	12.1%	6.4%

As a result of the factors above, income from operations decreased $1.4 million, or 37.3%, to $2.3 million during the three months ended December 31, 2012, from $3.7 million during the three months ended December 31, 2011. Income from operations as a percentage of net sales decreased 5.7 percentage points to 6.4% in the three months ended December 31, 2012, from 12.1% in the three months ended December 31, 2011.

Excluding the impact of voluntary product recall, our income from operations would have increased $0.9 million, or 23.5% to $4.6 million for the three months ended December 31, 2012 from $3.7 million for the three months ended December 31, 2011.

Interest Expense

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Interest expense	$(25)	$(40)	$(15)	nm

Interest expense during the three months ended December 31, 2012 primarily related to non-cash imputed interest expense related to financing of product formulas intangible asset acquired in fiscal 2012. Interest expense during the three months ended December 31, 2011 consisted of expense related to borrowings on our revolving line of credit.

Other Income (Expense), Net

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Other income (expense), net	$43	$31	$(12)	nm

Other income (expense), net during the three months ended December 31, 2012 and 2011 consisted of royalty income.

Provision for Income Taxes

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Provision for income taxes	$1,502	$919	$(583)	(38.8)%

Effective tax rate	40.2%	39.6%

Our effective tax rate was 39.6% for the three months ended December 31, 2012, compared to 40.2% in the same period last year. The effective tax rate is based on a projection of our annual fiscal year results. Our effective tax rate for the three months ended December 31, 2012 was lower than the effective tax rate for the three months ended December 31, 2011 due to the impact of state income tax credits. We expect our full year effective tax rate for fiscal 2013 to be approximately 40.4%.

In addition, during the three months ended December 31, 2012, we recognized $6.7 million of tax deductions associated with stock option exercises. As of December 31, 2012, $6.0 million of these tax deductions are considered “excess” stock compensation-related deductions, resulting in a reduction in taxes payable of $4.5 million, recording a tax refund receivable of $3.0 million, with a corresponding increase in additional paid in capital of $7.5 million. We will recognize the remaining $0.4 million of stock compensation-related deductions as a reduction in taxes payable in future periods as we generate state taxable income.

Net Income

	Three Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Net income	$2,232	$1,401	$(831)	(37.2)%

As a result of the factors above, net income decreased $0.8 million, or 37.2%, to $1.4 million for the three months ended December 31, 2012 from $2.2 million for the three months ended December 31, 2011.

Excluding the impact of the voluntary product recall, our net income would have increased $0.5 million, or 23.1%, to $2.7 million for the three months ended December 31, 2012 from $2.2 million for the three months ended December 31, 2011.

Nine Months Ended December 31, 2012 Compared to Nine Months Ended December 31, 2011

Net Sales

	Nine Months Ended December 31,		Change		% of Net Sales
	2011	2012	$	%	2011	2012
	(in thousands, except for percentages)
Meals	$41,411	$52,759	$11,348	27.4%	42.1%	45.0%
Snacks	40,461	47,517	7,056	17.4	41.2	40.5
Dressings, condiments and other	16,448	16,986	538	3.3	16.7	14.5

Net sales	$98,320	$117,262	$18,942	19.3%	100.0%	100.0%

Net sales increased $18.9 million, or 19.3%, to $117.3 million during the nine months ended December 31, 2012 compared to $98.3 million during the nine months ended December 31, 2011. The net sales for the nine months ended December 31, 2012 included a $1.6 million reduction due to the voluntary product recall of our certified organic and made with organic pizza products. The increase in net sales (net of the effects of the voluntary product recall) reflects an increase in net sales of meals, snacks and dressings, condiments and other of $11.3 million, $7.1 million and $0.5 million, respectively. The increase in meals was predominantly driven by strong growth in the natural macaroni and cheese product line, offset by the voluntary product recall of frozen pizza products. Organic frozen pizza first shipped in January 2012 and made with organic pizza first shipped in July 2012. As discussed above, we initiated a voluntary product recall of all frozen pizza products in January 2013. The increase in snacks was primarily due to growth in our grahams, crackers, mixed snacks and fruit snacks product lines. The slight increase in dressings, condiments and other was attributable to strong growth in natural and organic dressings, partially offset by the discontinuation of our cereal product line. Distribution gains and our mainline placement initiatives also contributed to net sales growth, primarily in the mainstream grocery channel. The net sales increase was primarily driven by volume with slightly higher average selling prices adding modest growth.

Excluding the impact of our voluntary product recall, our net sales would have increased $20.5 million, or 20.9%, to $118.8 million during the nine months ended December 31, 2012 compared to $98.3 million during the nine months ended December 31, 2011.

Gross Profit

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Cost of sales	$60,034	$72,539	$12,505	20.8%

Gross profit	$38,286	$44,723	$6,437	16.8%

Gross margin %	38.9%	38.1%

Gross profit increased $6.4 million, or 16.8%, to $44.7 million for the nine months ended December 31, 2012 from $38.3 million for the nine months ended December 31, 2011. Gross margin decreased 0.8 percentage points to 38.1% from 38.9% during the nine months ended December 31, 2012 compared to the nine months ended December 31, 2011. The decrease in gross margin is primarily attributable to a reduction in net sales of $1.6 million due to the voluntary product recall and a corresponding increase in cost of sales of $0.7 million for estimated costs associated with the product recall. The estimated costs associated with the product recall comprised of affected inventory write-off of $0.6 million and costs incurred by contract manufacturers of $0.1 million. The increase in gross profit was primarily driven by the increase in net sales, partially offset by the negative impact of the product recall.

Excluding the impact of the voluntary product recall, our gross profit would have increased $8.7 million, or 22.7%, to $47.0 million for the nine months ended December 31, 2012 from $38.3 million for the nine months ended December 31, 2011 and gross margin would have increased 0.6 percentage points to 39.5% from 38.9% during the nine months ended December 31, 2012 compared to the nine months ended December 31, 2011 due to price increases and the cumulative benefit of various cost reduction initiatives, which were partially offset by higher commodity costs.

Operating Expenses

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Operating expenses:
Selling, general and administrative expenses	$25,206	$32,437	$7,231	28.7%

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $7.2 million, or 28.7%, to $32.4 million during the nine months ended December 31, 2012 from $25.2 million during the nine months ended December 31, 2011. This increase was due primarily to an increase in payroll expense resulting from increased headcount to support our growth and operations as a public company. Additionally, public company-related expenses impacted selling, general and administrative expenses during the nine months ended December 31, 2012 compared with the nine months ended December 31, 2011. Further, during the nine months ended December 31, 2012, we incurred $0.7 million including legal, accounting and printing costs and various other fees associated with the registration and sale of common stock in the secondary public offering by certain stockholders, including Solera. We did not receive any proceeds from the sale of shares by the selling stockholders. Selling, general and administrative expenses for the nine months ended December 31, 2012 were not impacted due to voluntary product recall since it was announced in January 2013. However, we expect an increase in expenses due to administrative costs associated with the management of the recall including legal expenses in our fourth fiscal quarter ending March 31, 2013. As a percentage of net sales, selling, general and administrative expenses increased 2.1 percentage points to 27.7% during the nine months ended December 31, 2012 from 25.6% during the nine months ended December 31, 2011.

Excluding the impact of the voluntary product recall, our selling, general and administrative expenses as a percentage of net sales would have increased 1.7 percentage points to 27.3% during the nine months ended December 31, 2012 from 25.6% during the nine months ended December 31, 2011.

Income from Operations

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Income from operations	$13,080	$12,286	$(794)	(6.1)%

Income from operations as a percentage of net sales	13.3%	10.5%

As a result of the factors above, income from operations decreased $0.8 million, or 6.1%, to $12.3 million during the nine months ended December 31, 2012, from $13.1 million during the nine months ended December 31, 2011. Income from operations as a percentage of net sales decreased 2.8 percentage points to 10.5% in the nine months ended December 31, 2012, from 13.3% in the nine months ended December 31, 2011.

Excluding the impact of voluntary product recall, our income from operations would have increased $1.5 million, or 11.2% to $14.6 million for the nine months ended December 31, 2012 from $13.1 million for the nine months ended December 31, 2011.

Interest Expense

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Interest expense	$(66)	$(120)	$(54)	nm

Interest expense during the nine months ended December 31, 2012 primarily related to non-cash imputed interest expense related to financing of product formulas intangible asset acquired in fiscal 2012. Interest expense during the nine months ended December 31, 2011 consisted of expense related to borrowings on our revolving line of credit.

Other Income (Expense), Net

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Other income (expense), net	$(428)	$116	$544	nm

Other income (expense), net during the nine months ended December 31, 2012 primarily reflects royalty income partially offset by non-cash charge of $13,000 related to the increase in the fair value of the convertible preferred stock warrant on April 2, 2012, prior to its conversion into a common stock warrant. Other income (expense), net during the nine months ended December 31, 2011 primarily reflects a non-recurring, non-cash out-of-period charge of $0.5 million related to the increase in the fair value of our convertible preferred stock warrant liability partially offset by royalty income.

Provision for Income Taxes

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Provision for income taxes	$4,926	$4,965	$39	0.8%

Effective tax rate	39.1%	40.4%

Our effective tax rate was 40.4% for the nine months ended December 31, 2012, compared to 39.1% in the same period last year. The effective tax rate is based on a projection of our annual fiscal year results. Our effective tax rate for the nine months ended December 31, 2012 was higher than the effective tax rate for the nine months ended December 31, 2011 largely due to a tax benefit recorded during the nine months ended December 31, 2011 related to an increase in the tax rate applied for deferred tax assets due to an increase in the federal and state tax rates, partially offset by the impact of state income tax credits.

In addition, during the nine months ended December 31, 2012, we recognized $20.8 million of tax deductions associated with stock option exercises. As of December 31, 2012, $19.5 million of these tax deductions are considered “excess” stock compensation related deductions, resulting in a reduction in taxes payable of $4.5 million, recording a tax refund receivable of $3.0 million, with a corresponding increase in additional paid in capital of $7.5 million. We will recognize the remaining $0.4 million of stock compensation related deductions as a reduction in taxes payable in future periods as we generate state taxable income.

Net Income

	Nine Months Ended December 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Net income	$7,660	$7,317	$(343)	(4.5)%

As a result of the factors above, net income decreased $0.3 million, or 4.5%, to $7.3 million for the nine months ended December 31, 2012 from $7.7 million for the nine months ended December 31, 2011.

Excluding the impact of the voluntary product recall, our net income would have increased $1.0 million, or 13.1%, to $8.7 million for the nine months ended December 31, 2012 from $7.7 million for the nine months ended December 31, 2011.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net Sales

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Meals	$49,168	$60,624	$11,456	23.3%
Snacks	44,687	56,789	12,102	27.1
Dressings, condiments and other	23,761	23,891	130	0.5

Net sales	$117,616	$141,304	$23,688	20.1%

Net sales increased $23.7 million, or 20.1%, to $141.3 million in fiscal 2012 compared to $117.6 million in fiscal 2011. This increase primarily reflects a $12.1 million and an $11.5 million increase in net sales of snacks and meals, respectively. The increase in snacks was driven by growth across all of our snack product lines. The increase in meals was driven by strong growth in the macaroni and cheese product line partially offset by lower sales of pasta meals due to reduced offerings. The dressings, condiments and other held relatively flat across each category. Distribution gains also contributed to net sales growth, primarily in the mainstream grocery and mass merchandiser/other channels. The net sales increase was primarily driven by volume combined with slightly higher average selling prices to offset rising commodity costs.

Gross Profit

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Cost of sales	$71,804	$85,877	$14,073	19.6%

Gross profit	$45,812	$55,427	$9,615	21.0%

Gross margin %	39.0%	39.2%

Gross profit increased $9.6 million, or 21.0%, to $55.4 million in fiscal 2012 from $45.8 million in fiscal 2011. Gross margin increased 0.2 percentage points to 39.2% in fiscal 2012, from 39.0% in fiscal 2011. The increase in net sales was the primary driver of the increase in gross profit. Cost reduction initiatives also contributed to the higher gross profit, although to a lesser extent than higher net sales. Higher commodity and other cost of sales were offset by price increases and cost reduction initiatives, primarily the negotiation of lower tolling fees from a key contract manufacturer.

Operating Expenses

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Operating expenses:
Selling, general and administrative expenses	$30,674	$36,195	$5,521	18.0%
Advisory agreement termination fee	—	1,300	1,300	nm

Total operating expenses	$30,674	$37,495	$6,821	22.2%

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $5.5 million, or 18.0%, to $36.2 million in fiscal 2012, from $30.7 million in fiscal 2011. This increase was due primarily to a $1.6 million increase in wages and salary expense, due to increasing headcount to support our growth, and a $1.1 million increase in professional services due to increased spending on legal, accounting and auditing services in connection with our preparation to become a public company. As a percentage of net sales, selling, general and administrative expenses decreased 0.5 percentage points to 25.6% in fiscal 2012, from 26.1% in fiscal 2011.

Advisory Agreement Termination Fee

We paid a one-time fee of $1.3 million to Solera upon consummation of our IPO in connection with the termination of its advisory services agreement with us.

Income from Operations

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Income from operations	$15,138	$17,932	$2,794	18.5%

Income from operations as a percentage of net sales	12.9%	12.7%

As a result of the factors above, income from operations increased $2.8 million, or 18.5%, to $17.9 million in fiscal 2012, from $15.1 million in fiscal 2011. Income from operations as a percentage of net sales decreased 0.2 percentage points to 12.7% in fiscal 2012, from 12.9% in fiscal 2011.

Interest Expense

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Interest expense	$(885)	$(161)	$724	nm

Interest expense decreased $0.7 million to $0.2 million in fiscal 2012 from $0.9 million in fiscal 2011. The decrease in interest expense was primarily due to lower interest expense resulting from repayment of the term loan in August 2010 and decreased average borrowings on our credit facility during fiscal 2012 offset by higher interest rates in fiscal 2012.

Other Income (Expense), Net

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Other income (expense), net	$155	$(1,594)	$(1,749)	nm

Other income (expense), net increased $1.7 million to $1.6 million in expense in fiscal 2012 from $0.2 million in income in fiscal 2011. Other income (expense), net primarily reflects a non-recurring, non-cash charge of $1.7 million related to the increase in the fair value of our convertible preferred stock warrant liability offset by royalty income.

Provision for (Benefit from) Income Taxes

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Provision for (benefit from) income taxes	$(5,747)	$6,588	$12,335	nm

Effective tax rate	(39.9)%	40.7%

Our provision for income taxes was $6.6 million in fiscal 2012 compared to a benefit of $5.7 million in fiscal 2011. The benefit in fiscal 2011 was the result of a reversal of our valuation allowance on net deferred tax assets of $11.3 million net of a provision for income taxes related to earnings for the period.

As of March 31, 2010, we recorded a valuation allowance for the full amount of the net deferred tax assets as we had assessed our cumulative loss position and determined that the future benefits were not more likely than not to be realized as of these dates. Due to our profitability during fiscal 2011 and projected operating results, we determined during fiscal 2011 that it was more likely than not that the deferred tax assets would be realized, and we therefore released substantially all of the valuation allowance. This resulted in our recording a tax benefit during fiscal 2011.

Our effective tax rate for fiscal 2012 was 40.7% and differs from the federal statutory rate primarily due to state income taxes and the impact of a significant permanent tax difference resulting from a $1.7 million non-cash charge in fiscal 2012 due to an increase in the fair value of our convertible preferred stock warrant liability. The effective tax rate for fiscal 2012 is not comparable to the rate for fiscal 2011 primarily due to the valuation allowance reversal recorded in fiscal 2011.

Net Income

	Fiscal Year Ended March 31,		Change
	2011	2012	$	%
	(in thousands, except for percentages)
Net income	$20,155	$9,589	$(10,566)	(52.4)%

As a result of the factors above, net income decreased $10.6 million, or 52.4%, to $9.6 million in fiscal 2012 from $20.2 million in fiscal 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net Sales

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Meals	$43,838	$49,168	$5,330	12.2%
Snacks	27,252	44,687	17,435	64.0
Dressings, condiments and other	24,925	23,761	(1,164)	(4.7)

Net sales	$96,015	$117,616	$21,601	22.5%

Net sales increased $21.6 million, or 22.5%, to $117.6 million in fiscal 2011 compared to $96.0 million in fiscal 2010. This increase reflects a $17.4 million increase in snacks and a $5.3 million increase in meals, offset by a $1.1 million decrease in dressings, condiments and other. Growth in the snack category was driven by strong growth across all of our snack lines including fruit snacks, snack mix, crackers, grahams and variety snack packs, which generated an estimated increase in net sales of $6.9 million, $2.9 million, $2.7 million, $2.3 million and $1.5 million, respectively. In addition, the introduction of our granola bars and pretzel lines generated an estimated increase in net sales of $1.1 million. Growth in meals was primarily driven by strong performance in our macaroni and cheese product line. We experienced net sales growth in all distribution channels, with estimated growth in the mass merchandiser/other and mainstream grocery channels of $13.4 million and $6.1 million, respectively. The net sales increase was predominantly driven by volume, with a small amount of the increase due to product mix which drove higher average unit prices.

Gross Profit

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Cost of sales	$63,083	$71,804	$8,721	13.8%

Gross profit	$32,932	$45,812	$12,880	39.1%

Gross margin %	34.3%	39.0%

Gross profit increased $12.9 million, or 39.1%, to $45.8 million in fiscal 2011 from $32.9 million in fiscal 2010. Gross margin increased 4.7 percentage points to 39.0% in fiscal 2011 from 34.3% in fiscal 2010. The increase in net sales was the primary driver of the increase in gross profit. Lower commodity costs, cost reduction initiatives and product mix also contributed to the higher gross profit but to a lesser extent than the higher net sales. Average selling prices were only marginally higher in fiscal 2011 than in fiscal 2010. The increase in gross margin was driven by the combination of lower commodity costs, cost reduction initiatives and product mix. Cost reduction initiatives included reductions in ingredient, tolling, freight and packaging costs.

Selling, General and Administrative Expenses

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Operating expenses:
Selling, general and administrative expenses	$25,323	$30,674	$5,351	21.1%

Selling, general and administrative expenses increased $5.4 million, or 21.1%, to $30.7 million in fiscal 2011 from $25.3 million in fiscal 2010. This increase was due primarily to a $2.3 million increase in payroll expense, due to increasing headcount during the year to support our growth. This increase was also a result of a $1.2 million increase in marketing and advertising expenses, a $0.8 million increase in research and development expense to support product innovation, a $0.7 million increase in sales commission and freight and warehousing expenses resulting from increased net sales and a $0.4 million increase in other expenses. As a percentage of net sales, selling, general and administrative expenses decreased 0.3 percentage points to 26.1% in fiscal 2011, from 26.4% in fiscal 2010.

Income from Operations

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Income from operations	$7,609	$15,138	$7,529	98.9%

Income from operations as a percentage of net sales	7.9%	12.9%

As a result of the factors above, income from operations increased $7.5 million, or 98.9%, to $15.1 million in fiscal 2011 from $7.6 million in fiscal 2010. Income from operations as a percentage of net sales increased 5.0 percentage points to 12.9% in fiscal 2011, from 7.9% in fiscal 2010.

Interest Expense

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Interest expense	$(1,207)	$(885)	$322	nm

Interest expense decreased $0.3 million to $0.9 million in fiscal 2011 from $1.2 million in fiscal 2010. The decrease in interest expense was primarily due to lower interest expense in fiscal 2011 related to the term loan, combined with decreased borrowings under our credit facility in fiscal 2011.

Other Income (Expense), Net

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Other income (expense), net	$21	$155	$134	nm

Other income (expense), net increased to $0.2 million in income in fiscal 2011 from $21,000 in income in fiscal 2010 due to higher royalty income from Fantastic.

Provision for Income Taxes

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Provision for income taxes	$400	$5,548	$5,148	nm
Less: Valuation allowance	—	(11,295)	(11,295)	nm

Provision for (benefit from) income taxes	$400	$(5,747)	$(6,147)	nm

Effective tax rate	6.2%	(39.9)%

Our provision for income taxes was a tax benefit of $5.7 million in fiscal 2011 compared to an expense of $0.4 million in fiscal 2010 due to the reversal of the valuation allowance on net deferred tax assets net of a provision for income taxes on period earnings described above. Our effective tax rate for fiscal 2011 and fiscal 2010 was (39.9%) and 6.2%, respectively.

Net Income

	Fiscal Year Ended March 31,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Net income	$6,023	$20,155	$14,132	234.6%

As a result of the factors above, net income increased $14.1 million, or 234.6%, to $20.2 million in fiscal 2011 compared to $6.0 million in fiscal 2010.

Seasonality

Historically, we have experienced greater net sales in the second and fourth fiscal quarters than in the first and third fiscal quarters due to our customers’ merchandising and promotional activities around the back-to-school and spring seasons. Concurrently, inventory levels and working capital requirements increase during the first and third fiscal quarters of each fiscal year to support higher levels of net sales in the subsequent quarters. We anticipate that this seasonal impact on our net sales and working capital is likely to continue. In fiscal 2012, 27.5% and 30.4% of our net sales, 25.5% and 30.9% of our gross profit and 33.9% and 27.1% of our operating income were generated in the second and fourth fiscal quarters, respectively. Accordingly, our results of operations for any particular quarter are not indicative of the results we expect for the full year.

Quarterly Results

The following unaudited quarterly consolidated statement of operations data for the eight quarters ended December 31, 2012 has been prepared on a basis consistent with our audited annual consolidated financial statements and includes, in the opinion of management, all normal recurring adjustments necessary for a fair statement of the financial information contained herein. The following quarterly data should be read together with our consolidated financial statements included elsewhere in this prospectus.

	Quarter Ended
	FY2011	FY2012				FY2013
	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands, except for share and per share amounts)
Net sales	$36,594	$28,610	$38,872	$30,838	$42,984	$34,293	$46,686	$36,283
Cost of sales	21,535	17,022	24,737	18,275	25,843	20,486	28,786	23,267

Gross profit	15,059	11,588	14,135	12,563	17,141	13,807	17,900	13,016
Selling, general and administrative expenses	9,717	8,303	8,056	8,847	12,289	10,211	11,539	10,687

Income from operations	5,342	3,285	6,079	3,716	4,852	3,596	6,361	2,329
Interest expense	(4)	(18)	(23)	(25)	(95)	(40)	(40)	(40)
Other income (expense), net	27	(484)	13	43	(1,166)	49	36	21

Income before provision for (benefit from) income taxes	5,365	2,783	6,069	3,734	3,591	3,605	6,357	2,320
Provision for (benefit from) income taxes	216	971	2,453	1,502	1,662	1,474	2,572	919

Net income	$5,149	$1,812	$3,616	$2,232	$1,929	$2,131	$3,785	$1,401

Net income attributable to common stockholders	$153	$54	$107	$69	$58	$2,131	$3,785	$1,401

Net income per share attributable to common stockholders—Basic	$0.33	$0.12	$0.23	$0.15	$0.12	$0.13	$0.22	$0.08

Net income per share attributable to common stockholders—Diluted	$0.12	$0.04	$0.11	$0.07	$0.05	$0.12	$0.21	$0.08

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders—Basic	462,240	464,994	465,045	471,554	474,781	16,936,007	17,070,327	17,249,536

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders—Diluted	1,279,815	1,236,410	1,018,359	1,037,657	1,160,185	17,600,908	17,702,516	17,781,720

Liquidity and Capital Resources

	March 31,		December 31, 2012
	2011	2012
	(in thousands)
Cash	$7,333	$562	$12,960
Accounts receivable, net	9,128	11,870	10,110
Accounts payable, related-party payable and accrued liabilities	16,036	9,618	12,989
Working capital(1)	13,035	16,427	38,806

(1)	Working capital consists of total current assets less total current liabilities.

Our principal sources of liquidity are our cash and accounts receivable, as well as cash flows from operations. Our cash balance and working capital increased by $12.4 million and $22.4 million, respectively, during the nine months ended December 31, 2012. The increase in working capital includes a $10.9 million increase in inventory. Following unanticipated demand spikes during the second quarter of fiscal 2013 related to strong back-to-school promotion efficiencies, we have significantly increased inventory levels to ensure our ability to meet peak demand in the fourth quarter, our largest sales quarter. Despite this investment in inventory levels, we generated $4.2 million cash from our operating activities during the nine months ended December 31, 2012. Working capital as of December 31, 2012 included a decrease in accounts receivable of $1.6 million, a decrease in inventory of $0.6 million and an increase in accrued liabilities of $0.1 million, as a result of the provisions for product returns and costs associated with the product recall. We expect inventory levels to decrease in the fourth quarter of fiscal 2013.

Additionally, our credit facility with Bank of America, N.A. provides for revolving loans and letters of credit. On March 7, 2013, we entered into an amendment to our credit facility that, among other things, increases our line of credit to $40.0 million and extends the term of our credit facility through August 2016. We believe that our cash and accounts receivable and potential cash flows from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next twelve months. We have historically generated cash from our operations, however, there can be no assurance that our operations will continue to generate cash flows in the future. We use cash generated from our operations to fund our ongoing operations including business expansion and growth.

In fiscal 2012, we invested approximately $3.5 million in property and equipment including $1.2 million in manufacturing equipment, which is located at the facilities of our contract manufacturers and remains our property, and $1.6 million in the implementation of our new ERP system.

The following table sets forth, for the periods indicated, our beginning balance of cash, net cash flows provided by (used in) operating, investing and financing activities and our ending balance of cash:

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2010	2011	2012	2011	2012
	(in thousands)
Cash at beginning of period	$3,693	$8,550	$7,333	$7,333	$562
Net cash provided by (used in) operating activities	9,127	18,238	1,291	(771)	4,210
Net cash (used in) investing activities	(502)	(886)	(3,538)	(1,504)	(1,498)
Net cash (used in) provided by financing activities	(3,768)	(18,569)	(4,524)	(2,644)	9,686

Cash at end of period	$8,550	$7,333	$562	$2,414	$12,960

Our primary cash needs are working capital and capital expenditures. Historically, we have generally financed these needs with operating cash flows and borrowings under our credit facility.

Our cash balance increased by $12.4 million during the nine months ended December 31, 2012. Our working capital was $38.8 million at December 31, 2012, an increase of $22.4 million from $16.4 million at the end of fiscal 2012. The increase was primarily due to a $10.9 million increase in inventory, a $3.2 million increase in income tax receivable, a $1.3 million decrease in related-party payable, partially offset by a $3.4 million increase in accounts payable, a $1.8 million decrease in accounts receivable and a $1.2 million increase in accrued liabilities.

Our cash balance decreased by $6.8 million during fiscal 2012. Our working capital was $16.4 million at March 31, 2012, an increase of $3.4 million from $13.0 million at the end of fiscal 2011. The increase was due principally to a $9.6 million decrease in accounts payable, a $2.7 million increase in accounts receivable, net, a $0.5 million increase in inventory and a $0.4 million increase in current deferred tax assets, offset by a $1.9 million increase in accrued liabilities and a $1.3 million increase in related-party payable.

We typically take advantage of accelerated payment discounts offered to us by our vendors, usually 1% for net-10 payment. However, in the past we have significantly extended payables terms in February and March in order to pay down our credit facility and maximize cash balances at fiscal year end, thereby driving up our accounts payable balance at fiscal year end. We would then reduce our accounts payable in the first fiscal quarter of each year to reverse the increase in the prior quarter. Given our operating cash flows and the desire to take advantage of discounts available to us, during the fourth quarter of fiscal 2012, we discontinued this practice and as a result our accounts payable decreased by $9.6 million to $0.9 million from $10.5 million at March 31, 2011. This discontinuance significantly decreased cash provided by operating activities for fiscal 2012.

Cash Flows from Operating Activities

Operating activities provided $4.2 million of cash during the nine months ended December 31, 2012, primarily due to our net income of $7.3 million, which included non-cash charges of $0.7 million for depreciation and amortization, $0.7 million for stock-based compensation, a $0.6 million reduction in allowances for trade discounts and a $0.5 million increase in inventory reserves due to inventory write-off associated with the product recall. Changes in operating asset and liability accounts provided an additional $3.0 million of net cash, which was primarily comprised of a $4.5 million increase in accrued expenses, a $4.4 million increase in prepaid expenses, other current and non-current assets, a $3.4 million increase in accounts payable, a $2.3 million increase in accounts receivable and a $0.4 million in income tax receivable, offset by a $10.8 million increase in inventory and a $1.3 million decrease in related-party payable, resulting from the termination of our advisory services agreement with Solera upon consummation of our IPO. This increase in cash was offset by the excess tax benefit from stock-based compensation of $7.5 million. During three months ended December 31, 2012, we significantly increased inventory levels to ensure our ability to meet peak demand in the fourth quarter, our largest sales quarter. The increase in accrued expenses was driven by the purchases of inventory, which had been received as of December 31, 2012 but not yet invoiced. The increase in accounts payable was related to timing of invoices received and check runs in relation to the quarter end, which can vary from year to year.

Operating activities used $0.8 million of cash during the nine months ended December 31, 2011, primarily due to our net income of $7.7 million, which included net non-cash charges of $0.7 million. Changes in operating asset and liability accounts used $9.2 million of net cash during the nine months ended December 31, 2011.

Our operating activities in fiscal 2012 provided $1.3 million of cash, primarily due to our net income of $9.6 million offset by a decrease in accounts payable of $9.5 million and an increase in accounts receivable, net of $2.9 million. The decrease in accounts payable was a result of paying down outstanding vendor balances that remained unpaid at the end of fiscal 2011. The higher accounts receivable was driven by year-over-year net sales growth. We also had net non-cash charges of $3.7 million, which included $1.7 million due to an increase in the fair value of convertible preferred stock warrant liability.

Our operating activities in fiscal 2011 provided $18.2 million of cash, primarily due to our net income of $20.2 million. We also had net non-cash items of $3.3 million, which included a $7.1 million increase in deferred tax assets and a $2.5 million increase in trade discount allowances.

Our operating activities in fiscal 2010 provided $9.1 million of cash, primarily due to our net income of $6.0 million, and an increase in accounts payable of $2.6 million. We also had non-cash charges of $1.9 million, which included non-cash share-based compensation expense of $0.9 million.

Cash Flows from Investing Activities

Cash used in investing activities related to purchases of property and equipment during the nine months ended December 31, 2012 and 2011 was $1.5 million and $1.5 million, respectively, primarily related to investments made in our new ERP system and manufacturing equipment to support our cost efficiency projects during the periods presented.

In fiscal 2012 and 2011, cash used in investing activities was $3.5 million and $0.9 million, respectively, related to purchases of property and equipment. In fiscal 2010, cash used in investing activities was $0.5 million and consisted primarily of purchases of property and equipment.

Cash Flows from Financing Activities

Cash provided by financing activities totaled $9.7 million during the nine months ended December 31, 2012, comprised of:

•	net proceeds of $11.1 million received from common shares issued in the IPO, net of issuance costs;

•	excess tax benefit from stock-based compensation of $7.5 million;

•	proceeds of $3.8 million received from exercises of stock options; and

•	net pay down of $12.8 million of our credit facility.

Cash used in financing activities totaled $2.6 million during the nine months ended December 31, 2011, which primarily consisted of $13.6 million in cash dividend payments made to stockholders, $1.8 million in payments of IPO costs and $0.6 million to repurchase certain stock options partially offset by proceeds of $13.3 million from net borrowings under our credit facility.

In fiscal 2012, our financing activities used cash of $4.5 million, which primarily consisted of $13.6 million in dividend payments and $3.4 million in payments of IPO costs partially offset by proceeds of $12.8 million from borrowings under our credit facility.

In fiscal 2011, our financing activities used cash of $18.6 million and consisted primarily of $12.5 million in dividend payments and the $6.0 million term loan repayment.

In fiscal 2010, our financing activities used cash of $3.8 million primarily to pay cash dividend payments of $3.5 million.

We believe that our cash, cash flow from operating activities and available borrowings under our credit facility will be sufficient to meet our capital requirements for at least the next twelve months.

Indebtedness

On August 25, 2010, we entered into the amended and restated credit facility with Bank of America, N.A., as lender. The credit facility provided for revolving loans of up to $10.0 million and was scheduled to expire on August 20, 2012. In December 2011, we entered into a second amended and restated credit facility with Bank of America that, among other things, provides for an increase in our line of credit to $20.0 million and an extension of the term through August 2014. The credit facility is collateralized by substantially all of our assets. At March 31, 2012, we had $12.8 million of borrowings outstanding and had $7.2 million of availability under the credit facility. Upon consummation of our IPO, we paid down the outstanding balance of $12.8 million of our credit facility. We were in compliance with all covenants under the credit facility as of December 31, 2012 and March 31, 2012.

On March 7, 2013, we entered into an amendment to our credit facility. This amendment provides for, among other things, an increase in our line of credit to $40.0 million and extension of the term through August 2016. We may select from three interest rate options for borrowings under the credit facility: (i) LIBOR (as defined in the credit facility) plus 1.25%, (ii) IBOR (as defined in the credit facility) plus 1.25% or (iii) Prime Rate (as defined in the credit facility). We are required to pay a commitment fee on the unused credit facility commitments, if the outstanding balance is less than half the commitment at an annual rate of between 0.25% to 0.40%, tiered depending on our utilization rate. The credit facility contains restrictions on, among other things, our ability to incur additional indebtedness, pay dividends or make other distributions and make investments and loans. The credit facility also limits our ability to make capital expenditures in excess of $15.0 million. The credit facility requires that we maintain a Funded Debt (as defined in the credit facility) to Adjusted EBITDA (as defined in the credit facility) ratio of not more than 2.75 to 1.0 and a minimum Net Worth (as defined in the credit facility) equal to at least $50.0 million, plus 30% of earnings after taxes earned each quarter (if positive), beginning with the June 2013 quarterly earnings. As of December 31, 2012, after giving effect to the amendment to our credit facility and the closing of the share repurchase, we would have had approximately $15. 0 million outstanding under our credit facility with additional borrowing availability of $25.0 million.

In March 2008, we entered into a loan and security agreement for a term loan with Hercules Technology II, L.P., or Hercules. As of March 31, 2010, we had $6.0 million in total borrowings under the term loan. The term loan was repaid in August 2010. In connection with the term loan, we granted to the lender a warrant to purchase 65,000 shares of our Series A 2005 convertible preferred stock at an exercise price of $10.00 per share. The warrant was scheduled to expire on the earlier of 10 years from the date of issuance or five years after our initial IPO. Upon the consummation of the IPO, the warrant became a warrant to purchase common stock. Pursuant to the terms of the warrant, the stock dividend we effected altered the number of shares issuable upon the exercise of the warrant and, as a result, 80,560 shares of common stock were issuable upon the exercise of the warrant at an exercise price of $8.07. On April 12, 2012, Hercules exercised the warrant in full using the net issuance method permitted under its terms. As a result, we issued Hercules 63,193 shares of common stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More than Five Years
	(in thousands)
Rent obligations(1)	$3,868	$596	$1,250	$1,277	$745
Equipment lease obligations(2)	31	25	6	—	—

Total operating lease obligations	3,899	621	1,256	1,277	745
Purchase commitments(3)	14,033	14,023	10	—	—
Warehousing overheads obligations(4)	500	200	300	—	—

Total	$18,432	$14,844	$1,566	$1,277	$745

(1)	We lease approximately 33,500 square feet of space that houses our corporate headquarters and a sample storage area at 1610 Fifth Street, Berkeley, California pursuant to a lease agreement that expires in February 2016, or Lease. On September 25, 2012, we entered into an amendment, or Lease Amendment, to the Lease for reconfiguration of approximately 6,700 square feet from the sample storage area to additional office space to accommodate our growth. The amendment also provided us with, among other things, an option to extend the initial term of the lease for three years, or First Option, followed by a second option to extend the lease for an additional two years, or Second Option (together with the First Option, the “Option Periods”). The terms, covenants and conditions of the Lease, as amended, will continue to govern the Option Periods, except that the applicable monthly rent for the Option Periods will be equal to 95% of the fair market rental rate for the property, however, the monthly rent payable during the Option Periods will not be less than the monthly rent payable during the immediately preceding month of the initial term or First Option period, as applicable. The landlord is required to deliver to us a notice of the fair market rental rate for the property no later than August 1, 2015. If we do not agree with the proposed fair market rental rate, then the term of the lease will expire at the end of the initial term in February 2016. In such event, we will have to reimburse to the landlord, an amount not to exceed 40% of the total tenant improvement allowance plus interest, as determined in accordance with the Lease. Concurrently with the execution of the Lease Amendment, we exercised the First Option to extend the Lease for an additional three years to February 2019. The rent obligations above incorporate the effect of rent escalation and the increase in rent for the recaptured space at the per square foot rate applicable to existing office space.
(2)	We lease equipment under non-cancelable operating leases. These leases expire at various dates through 2015.

(3)	We have non-cancelable purchase commitments, directly or through contract manufacturers, to purchase ingredients to be used in the future to manufacture products.
(4)	We have an agreement with our contract warehousing company to pay minimum overhead fees through June 2015.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements or any holdings in variable interest entities.

Segment

We have determined that we operate as one segment: the marketing and distribution of natural and organic food products. Our chief executive officer is considered to be our chief operating decision maker. He reviews our operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Quantitative and Qualitative Disclosure about Market Risk

Ingredient Risk

We purchase ingredients through our contract manufacturers, including wheat and flour, dairy products, sugar, tapioca, canola and sunflower oil, extra-virgin olive oil, natural flavors and colors, spices and packaging materials used in the contract manufacturing of our products. These ingredients are subject to price fluctuations that may create price risk. A hypothetical 10% increase or decrease in the weighted-average cost of our primary ingredients as of December 31, 2012 and March 31, 2012 would have resulted in an increase or decrease to cost of sales of approximately $2.5 million and $2.4 million, respectively. We seek to mitigate the impact of ingredient cost increases through forward-pricing contracts and taking physical delivery of future ingredient needs. We strive to offset the impact of ingredient cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Interest Rate Risk

Our credit facility provides for revolving loans of up to $20.0 million. At December 31, 2012 and March 31, 2012, we had $20.0 million and $7.2 million, respectively, of availability under the credit facility. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. Based on the average interest rate on the credit facility during fiscal 2012, and to the extent that borrowings were outstanding, we do not believe that a 10% change in the interest rate would have a material effect on our results of operations or financial condition.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to a change in interest rates.

Foreign Exchange Risk

Our sales and costs are denominated in U.S. dollars and are not subject to foreign exchange risk. However, to the extent our sourcing strategy changes or we commence generating net sales outside of the U.S. and Canada that are denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates.

Inflation

Inflationary factors, such as increases in the cost of sales and selling, general and administrative expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase to cover these increased costs.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, sales, costs and expenses. We base our estimates on historical expenses and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are likely to occur from period to period. Actual results could be significantly different from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgment and estimates.

Sales Recognition

Sales of our products are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss have been transferred to the customer either upon delivery or pick up of products by the customer and there is a reasonable assurance of collection of the sales proceeds. Generally, we extend credit to our retailers and distributors and do not require collateral. Our payment terms are typically net-30 with a discount for net-10 payment. We recognize sales net of estimated sales and promotion incentives, slotting, customer discounts and spoils. We have entered into contracts with various retailers granting an allowance for spoils and damaged products. Evaluating these estimated returns and collectability assumptions requires management judgment, and if our assumptions are not correct, our sales, cost of sales and net income would be impacted.

Sales and Promotion Incentives

We offer a variety of sales and promotion incentives to our customers and to consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. The costs of these activities are recognized at the time the related sales are recorded and are classified as a reduction of sales. The recognition of the costs of these programs involves judgments related to performance and redemption rates, which are made based on historical experience. Actual expenses may differ if redemption rates and performance vary from our estimates. Differences between estimated sales and promotion incentive costs and actual costs have generally been insignificant and are recognized as a change in sales and promotion incentive accrual in a subsequent period.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses and were $3.5 million and $4.2 million for the nine months ended December 31, 2011 and 2012, respectively, and $4.3 million, $4.7 million and $4.8 million during fiscal 2010, 2011 and 2012, respectively. These costs reflect the costs associated with moving finished products to customers, including costs associated with the distribution center, route delivery costs and the cost of shipping products to customers through third-party carriers. Shipping and handling charges to customers are recorded in sales.

Inventories

Our inventory is comprised of finished goods, raw materials and work-in-process, and is valued at the lower of the cost and the current estimated market value of the inventory. We regularly review our inventory quantities on hand and adjust inventory values for finished goods expected to be non-saleable due to age. We also make provisions for ingredients and packaging that are slow moving and at risk to become obsolete. Additionally, our estimates of product demand and market value require management judgment that may significantly affect the ending inventory valuation, as well as gross profit.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and prior to any goodwill impairment test. Management must exercise judgment in assessing whether or not circumstances require a formal evaluation of the recoverability of our long-lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. These estimates involve inherent uncertainties, and the measurement of the recoverability of the cost of a potentially impaired asset is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to our future operating performance. There have been no impairments of long-lived assets in fiscal 2010, 2011 or 2012.

Goodwill

For accounting purposes, we have one reporting unit, which is the whole company. Goodwill is tested for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, significant adverse change in customer demand or business climate that could affect the value of an asset or a significant decrease in expected cash flows at a reporting unit level. In our annual impairment evaluation, we first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount as a basis to determine whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The goodwill impairment test involves a two-step process and is tested for our sole reporting unit by comparing its carrying amount including goodwill, to its fair value. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss, if any. When impaired, the carrying value of goodwill is written down to fair value. There was no impairment of goodwill identified for the periods presented.

Stock-Based Compensation

We record stock-based compensation expense for equity-based awards over the required service period by the recipient based on the grant date fair value of the award. The fair value of restricted stock units and performance share units is determined based on the number of units or shares, as applicable, granted and the closing price of the company’s common stock as of the grant date. Stock-based compensation related to performance share units reflects the estimated probable outcome at the end of the performance period. The fair value of options is determined as of the grant date using the Black-Scholes option pricing model. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, generally the vesting period of the equity grant.

The valuation model for stock compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of our common stock, an assumed-risk-free interest rate and the estimated forfeitures of unvested stock options. The following table summarizes the variables used to determine the fair value of stock options:

	Fiscal Year Ended March 31,			Nine Months Ended December 31, 2012
	2010	2011	2012
Expected term (in years)	6.9	N/A	5.2 - 6.9	5.2
Expected volatility	42%	N/A	41% - 42%	41%
Risk-free interest rate	4.6%	N/A	1.1% - 3.1%	1.1%
Dividend yield	0%	N/A	0%	0%

Fair Value of Common Stock

As discussed below, the fair value of the shares of common stock underlying the stock options has historically been determined by our board of directors. Because there had been no public market for our common stock prior to our listing on the NYSE, our board of directors determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of our convertible preferred stock to unrelated third parties, our operating and financial performance and general and industry specific economic outlook.

Under our Omnibus Incentive Plan, the fair value of the shares of common stock underlying the stock options is defined as the closing price of our common stock on the date of the grant.

Weighted-average Expected Term

We derived the expected term using several factors including the ratio of market value to the strike price, volatility, proximity to recent vesting and the remaining option term. In addition, we considered behavioral factors including portfolio diversification, liquidity considerations, risk aversion and tax planning in our model to determine the expected term.

Volatility

Since there had been no public market for our common stock and a lack of company-specific historical volatility, we determined the share price volatility for options granted based on an analysis of the volatility of a group of similar entities, referred to as peer companies. In evaluating similarity, we consider factors such as industry, stage of life cycle and size.

Risk-free Interest Rate

The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

Dividend Yield

Although we have paid dividends in the past, future dividends are not expected to be available to benefit option holders. Accordingly, we used an expected dividend yield of zero in the valuation model.

We are required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The total intrinsic value of options exercised during fiscal 2010, 2011, 2012 and the nine months ended December 31, 2012 was $1,000, $37,000, $635,000 and $20.8 million, respectively. The intrinsic value is calculated as the difference between the exercise price and the fair value of the common stock.

As of December 31, 2012 and March 31, 2012, there was approximately $2.8 million and $3.5 million, respectively, of total unrecognized compensation cost related to unvested share-based compensation arrangements which is expected to be recognized over a weighted average period of 2.9 years and 3.7 years, respectively.

The following table summarizes the amount of stock-based compensation expense recognized in selling, general and administrative expenses in our statements of operations for the periods indicated:

	Fiscal Year Ended March 31,			Nine Months Ended December 31, 2012
	2010	2011	2012
	(in thousands)
Total stock-based compensation	$902	$373	$506	$677

If factors change or we employ different assumptions, stock-based compensation expense in future periods may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, we may change the input factors used in determining stock-based compensation expense for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized when, based upon available evidence, realization of the assets is more likely than not. Reserves for tax-related uncertainties are established based on estimates when we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of an income tax audit.

As of March 31, 2009 and 2010, we recorded a valuation allowance for the full amount of the net deferred tax assets as we had assessed our cumulative loss position and determined that the future benefits were not more likely than not to be realized as of these dates. Due to our profitability during fiscal 2011 and projected operating results, we determined during fiscal 2011 that it was more likely than not that the deferred tax assets would be realized and we therefore released substantially all of the valuation allowance.

We have a $5.1 million deferred tax asset of state capital loss carryforward resulting from the disposition of Fantastic in fiscal 2009, for which a full valuation is established because management believes it is more likely than not that we will not generate a state capital gain needed to be able to offset the state capital loss.

As of March 31, 2012, we had $9.9 million in federal and $7.7 million in state net operating loss, or NOL, carryforwards for tax purposes. These NOL carryforwards are available to offset future federal and state taxable income through 2028. The business acquisitions in fiscal 2005 resulted in a change in stock ownership that, pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, limits the annual NOL carryforwards available to us.

Warrant

We account for the outstanding warrant to purchase shares of our convertible preferred stock as a liability at fair value, because this warrant may be redeemed under certain circumstances, such as a change of control. The warrant is subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in other income (expense), net, in the consolidated statements of operations. See “Out-of-period Adjustment” below. The liability is adjusted for changes in fair value until the earliest of the exercise, expiration of the convertible preferred stock warrant or conversion to a warrant to purchase common stock. Upon the consummation of the IPO, the warrant became exercisable into shares of our common stock and as such, the related convertible preferred stock liability of $2.2 million as of April 2, 2012, was reclassified to additional-paid in capital. The warrant was exercised on April 12, 2012.

Out-of-period Adjustment

During fiscal 2012, we corrected an error in the measurement of our convertible preferred stock warrant liability. The correction increased the fair value of the convertible preferred stock warrant liability by $949,000 and decreased additional paid-in capital by $431,000 with a corresponding increase in expense of $518,000, which was recorded in other income (expense), net in the accompanying statement of operations during fiscal 2012. The correction was an accumulation of an error that should have been recorded in prior periods and would have increased net loss for fiscal 2009 by $44,000, increased net income by $79,000 for fiscal 2010 and decreased net income by $553,000 for fiscal 2011. Management had assessed the impact of this error and did not believe that it was material, either individually or in the aggregate, to any prior period financial statements.

Product Recall

We establish reserves for product recalls on a product-specific basis when circumstances giving rise to the recall become known. When establishing reserves for a product recall, we consider cost estimates for any fees and incentives to customers for their effort to return the product, freight and destruction charges for returned products, warehouse and inspection fees, repackaging materials, point-of-sale materials and other costs including costs incurred by contract manufacturers. Additionally, we estimate product returns from consumers and customers across distribution channels, utilizing third-party data and other assumptions. These factors are updated and reevaluated each period and the related reserves are adjusted when these factors indicate that the recall reserves are either insufficient to cover or exceed the estimated product recall expenses.

BUSINESS

Our Company

Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand, offering consumers great-tasting products in large packaged food categories. We sell premium products made from high-quality ingredients at affordable prices. Our products appeal to health-conscious consumers who seek to avoid artificial flavors, synthetic colors and preservatives that are used in many conventional packaged foods. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers.

Our loyal and growing consumer following has enabled us to migrate from our natural and organic roots to a brand sold across the mainstream grocery, mass merchandiser and natural retailer channels. Today, we offer over 125 products and are present in over 25,000 retail locations in the United States and Canada. Over the past three years, we have significantly increased both the number of retail locations where our products can be found and the number of our products found in individual stores. We expect that increasing penetration of the mainstream grocery and mass merchandiser channels, combined with greater brand awareness, new product introductions, line extensions and favorable consumer trends, will continue to fuel sales growth in all channels.

Innovation, including new product development, is a key component of our growth strategy. We invest significant resources to understand our consumers and develop products that address their desire for natural and organic alternatives to conventional packaged foods. We have a demonstrated track record of extending our product offerings into large food categories, such as fruit snacks and snack mix, and introducing products in existing categories with new sizes, flavors and ingredients. In order to quickly and economically introduce our new products to market, we partner with contract manufacturers that make our products according to our formulas and specifications.

Our brand and premium products appeal to our consumers, who tend to be better-educated and more health-conscious than the average consumer. In addition, we believe that many of our consumers spend more on food and buy higher margin items than the average consumer. We believe that our products attract new consumers to the categories in which we compete, and that our products are profitable and attractive to retailers. As a result, we believe we can continue to expand in the mainstream grocery and mass merchandiser channels, while continuing to innovate and grow our sales in the natural retailer channel.

We are mission-driven and committed to operating in a socially responsible and environmentally sustainable manner, with an open and honest corporate culture. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled work force that is committed to our business and our mission. Our colorful, informative and whimsical packaging featuring our iconic mascot, Bernie, the “Rabbit of Approval,” conveys these values. We believe our consumers connect with us because they love our products and relate to our values, resulting in loyal and trusting relationships.

We have experienced strong sales and profit growth over the past few years. We increased our net sales from $76.8 million in fiscal 2008 to $141.3 million in fiscal 2012, representing a 16.5% compound annual growth rate. Over the same period, our income from operations increased from $1.4 million in fiscal 2008 to $17.9 million in fiscal 2012. Our net sales for the twelve months ended December 31, 2012 were $160.2 million as compared to $134.9 million for the twelve months ended December 31, 2011, representing an increase of 18.8%.

Our Company History

Annie Withey co-founded Annie’s Homegrown, Inc. with Andrew Martin in 1989 with the goal of giving families healthy and delicious macaroni and cheese and to show by example that a successful business can also be socially responsible. Initially, the company sold natural macaroni and cheese dinners to regional supermarkets and independent natural retailers in New England. Over the next 10 years, Annie’s Homegrown grew by expanding its line of natural macaroni and cheese across a broader national footprint in the mainstream grocery and natural retailer channels.

In December 1999, Homegrown Natural Foods, Inc., which was founded by our CEO, John M. Foraker, made an investment in Annie’s Homegrown and Mr. Foraker joined the board of directors. This investment enabled us to expand distribution in the mainstream grocery channel. At the time of this investment, our annual revenues were approximately $7 million. In December 1999, Mr. Martin left Annie’s Homegrown. Annie Withey continued in her role as our Inspirational President.

From 2002 to 2005, Solera made several significant equity investments in the company, acquiring control and providing capital for internal growth and acquisitions. Under Solera’s ownership, Annie’s Homegrown embarked on a strategy to expand into new food categories, introducing Cheddar Bunnies snack crackers in 2003. In 2004, Solera formed a company later named Annie’s, Inc. to acquire all of the stock of Annie’s Homegrown held by Homegrown Naturals Foods, as well as Fantastic Foods, Inc. and Napa Valley Kitchens, Inc., two of Homegrown Natural Foods’ subsidiaries. We acquired the Annie’s Naturals brand of salad dressings in 2005.

In connection with our IPO that closed on April 2, 2012, our common stock began trading under the stock symbol BNNY on the New York Stock Exchange, or NYSE, on March 28, 2012. Prior to such date, there was no public market for our common stock. In addition, we are an “emerging growth company” as defined in the JOBS Act.

More than 20 years after the company’s founding, our original values still guide our business. Annie Withey remains involved in the business, writing the personal letters printed on the back of our boxes and responding to letters from our consumers. The company remains a mission-driven business grounded in using natural and organic ingredients to make great-tasting products that consumers love.

Our Company Mission

Our mission is to cultivate a healthier, happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. We have focused on building a successful and growing business in pursuit of our mission. Our corporate motto is Eat Responsibly—Act Responsibly. We offer great-tasting, high-quality natural and organic foods, while striving to act in a socially responsible and environmentally sustainable manner. We are committed to growing our business and profitability, while staying true to our mission and core values.

Our Culture

Our corporate culture is anchored by the following core values:

•	Annie’s is real, authentic and trusted by consumers. As a company, we strive to build upon this legacy with every decision we make.

•	Annie’s makes products that taste great and delight our consumers.

•	Annie’s uses simple, natural and organic ingredients.

•	Annie’s sources from places and people we trust, with an emphasis on quality and environmental sustainability.

•	Annie’s is socially responsible, and we spread awareness and act as a positive role model for consumers and other businesses.

•	Annie’s and its valued employees treat consumers, customers, suppliers, stockholders and each other with the same high degree of respect, fairness and honesty that we expect of others.

These core values are integrally woven into our culture and serve as important guiding principles for our strategies and business decisions. Over many years, our commitment to these core values has helped us build a brand consumers trust. We believe this trust is our most important asset. We believe the more consumers trust us, the more willing they are to support our brand by purchasing our current products, trying our new products and recommending them to their friends and family. We believe that our culture has been, and we expect it will remain, a source of competitive advantage.

Our Commitment to Community

We believe we have a responsibility to the planet and its people. We have a commitment to minimizing our environmental impact, which we refer to as reducing our bunny footprint. To that end, we engage in a number of programs and partnerships supporting our communities by encouraging sustainability and providing financial and in-kind support to organizations committed to healthy foods and environmental sustainability. We believe that our consumers and organic and natural suppliers value the efforts we make in the areas of social responsibility and environmental sustainability, including:

•	Grants for Gardens, a program that offers small grants to community gardens, school gardens and other educational programs that educate children about the origins and benefits of healthy food.

•	Cases for Causes, one of our oldest grassroots programs, which provides schools and non-profit organizations with free cases of our products.

•	Sustainable Agriculture Scholarships, which provide financial assistance to students committed to studying sustainable and organic agriculture.

We also provide financial support to organizations that promote organic farming and advocacy.

Industry Overview

According to a leading industry source, the U.S. is the world’s largest organic food market, with sales of natural and organic foods exceeding $45 billion in 2011. From 2000 to 2010, the U.S. natural and organic food market grew at a compound annual growth rate of approximately 12% and was found by the same industry source to have grown by approximately 10% in 2011. We believe growth rates for the U.S. natural and organic food market have been, and will continue to be, higher than those for the overall U.S. food market.

We believe growth in the natural and organic food market is driven by various factors, including heightened awareness of the role that food and nutrition play in long-term health and wellness. Many consumers prefer natural and organic products due to increasing concerns over the purity and safety of food as a result of the presence of pesticide residues, growth hormones and artificial and genetically engineered ingredients in the foods we eat. The development and implementation of USDA standards for organic certification has increased consumer awareness of, and confidence in, products labeled as organic. According to a well regarded consumer research firm, 75% of adults in the U.S. purchased natural or organic foods in 2010, with 33% of consumers using organic products at least once a month as compared to 22% ten years before.

Products that are independently certified as organic in accordance with the USDA Organic Foods Production Act and its implementing regulations are made with ingredients generally free of synthetic pesticides, fertilizers, chemicals and, in the case of dairy products, synthetic growth hormones. The USDA’s National Organic Program regulations include the National List of Allowed and Prohibited Substances for use in certified organic products, which is amended from time to time based on recommendations from the National Organic Standards Board. The USDA requires that certified organic products need to be composed of at least 95% organic ingredients, while “made with organic” products need to be composed of at least 70% organic ingredients. Although not certified, natural products are generally considered in the industry to be minimally processed and largely or completely free of artificial ingredients, preservatives and other non-naturally occurring chemicals.

We believe growth in the natural and organic food market was historically anchored by a core of informed, health-conscious consumers, who remained committed to buying high-quality products for themselves and their families, even through the recent economic downturn. While the average consumer basket in dedicated organic and natural stores carries a price premium compared to the same basket in mainstream stores, according to a leading national business journal study, that premium is shrinking. As economic conditions improve, and natural and organic products become more readily available in the mainstream grocery and mass merchandiser channels, there is an opportunity for increased demand through expansion of the consumer base.

Historically, natural and organic foods were primarily available at independent organic retailers or natural and organic retail chains. Mainstream grocery stores and mass merchandisers have expanded their natural and organic product offerings because of increasing consumer demand for natural and organic products, which command a higher margin for the retailer. The percentage of natural and organic food sales has been rising, and, according to an industry source, in 2010, 73% of consumers purchased organic products at grocery stores as compared to 25% at natural food stores. We believe the emergence of strong natural and organic brands, driven by a loyal and growing consumer base, will act as an additional catalyst for higher penetration in the mainstream grocery and mass merchandiser channels.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create the foundation for continued sales and profit growth:

Leading natural and organic brand. We are a market leading premium natural and organic brand with proven success in large categories across multiple channels. We have the #1 natural and organic market position in four product lines: macaroni and cheese, snack crackers, fruit snacks and graham crackers. Our brand is reinforced by distinctive packaging that communicates the fun and whimsical nature of the brand with bright colors and our iconic mascot, Bernie, the “Rabbit of Approval.” Our commitment to high-quality and great-tasting products has led to proven success in the mainstream grocery, mass merchandiser and natural retailer channels, making us a successful crossover brand.

Strong consumer loyalty. Many of our consumers are loyal and enthusiastic brand advocates. Our consumers trust us to deliver great-tasting products made with natural and organic ingredients. We believe that consumer enthusiasm for our brand inspires repeat purchases, attracts new consumers and generates interest in our new products. We receive hundreds of hand-written letters and messages through social media each month from parents and children, with many telling us they love Annie’s and often asking us to expand our product offerings.

Track record of innovation. Since the introduction of our original macaroni and cheese products in 1989, we have successfully extended our brand into a number of large product lines, such as snack crackers, graham crackers, fruit snacks and granola bars, and introduced extensions of our existing product lines. One of our most recent new products is frozen organic rising crust pizza, which we introduced in January 2012. In October 2012, we expanded our selection of family-friendly snack options with organic graham crackers and cheddar squares. We have made a sustained investment in innovation and regularly validate product concepts with our consumers and customers. In February 2013, we announced a macaroni and cheese product line extension, Bernie’s Farm Macaroni & Cheese, which will be available nationwide in spring 2013. In March 2013, we introduced our new deluxe skillet meals, which will be available for initial shipment in June 2013. We maintain an active new product pipeline, and our relationships with our ingredient suppliers and manufacturing partners enable us to efficiently introduce new products. In fiscal 2012, we estimate that 19% of our net sales were generated by products introduced since the beginning of fiscal 2010.

Strategic and valuable brand for retailers. Our brand is valuable to retailers in the mainstream grocery, mass merchandiser and natural retailer channels. We believe retailers carry our products for several reasons, including that our products satisfy consumer demand for premium natural and organic products and many of our consumers spend more on food and buy higher margin items than average consumers. Further, we believe our products offer better profitability for retailers compared to conventional packaged foods.

Core competency in organic sourcing. We have long-standing strategic relationships with key suppliers of organic ingredients. We have significant knowledge and experience sourcing these ingredients and, for some key ingredients, our supply chain relationships extend to farmers and farmer cooperatives. We consider our sourcing relationships and our knowledge of the complex organic supply chain to be a competitive advantage and barrier to entry.

Experienced management team. We have a proven and experienced senior management team. Our Chief Executive Officer, John M. Foraker, has been with us since 1999 and has significant experience in the natural and organic food industry. The members of our senior management team have extensive experience in the food industry and with leading consumer brands.

Our Business Strategy

Pursue top line growth. We are pursuing three growth strategies as we continue to build our business:

Expand distribution and improve placement. We intend to increase sales by expanding the number of stores that sell our products in the mainstream grocery and mass merchandiser channels and by securing placements adjacent to conventional products in the mainstream aisle. We believe increased distribution and enhanced shelf placement will lead more consumers to purchase our products and will expand our market share.

Expand household penetration and consumer base. We intend to increase the number of consumers who buy our products by using grassroots marketing, social media tools and advertising. We believe these efforts will educate consumers about our brand and the benefits of natural and organic food, create demand for our products and, ultimately, expand our consumer base. We intend to broaden our product offerings to appeal to all members of the family at meal and snack times.

Continue innovation and brand extensions. Our market studies, analyses and consumer testing enable us to identify attractive product opportunities. We intend to continue to introduce products in both existing and new product lines that appeal to the whole family.

Remain authentic: stay true to our values. We believe authentic brands are brands that win. We are a mission-driven business with long-standing core values. We strive to operate in an honest, socially responsible and environmentally sustainable manner because it is the right thing to do and it is good for business. We believe our authenticity better enables us to build loyalty and trust with current consumers and helps us attract new ones.

Invest in infrastructure and capabilities. We invest in our people, supply chain and systems to ensure that our business is scalable and profitable. We expect to add new employees to our sales, marketing, operations and finance teams as necessary to support our growth. We actively seek opportunities to invest in the specific capabilities of our supply chain partners to reduce costs, increase manufacturing efficiencies and improve quality. Additionally, we continue to invest in our systems and technology, including an ERP system, to support growth and increase efficiency.

Our Products

We sell our products in three primary product categories: meals; snacks; and dressings, condiments and other. Meals are an important family occasion, and we make it easier for families to share wholesome meal solutions, despite time-pressed schedules, without sacrificing quality. Consumers are eating more snacks, and we offer natural and organic alternatives that parents prefer while satisfying the most discriminating snacker in the family. Dressings and condiments are important complements to meals, and we offer natural and organic alternatives to conventional offerings. We are primarily focused on growing and expanding our meals and snacks categories because we believe they provide the greatest opportunities for sales growth.

Our product lines include natural products, products “made with organic” ingredients and certified organic products. We source only ingredients stated to be free of genetically modified organisms and strive to use ingredients that are as near to their whole, natural state as possible. In fiscal 2012, we estimate that over 80% of our net sales were generated by certified organic or products made with organic ingredients.

Within our various product lines, we offer many products suitable for consumers seeking to avoid certain ingredients and attempting to adhere to specialized dietary plans, including gluten-free and vegan products. We continue to develop new products using ingredients that address our consumers’ health and dietary preferences.

We have over 125 products across our product lines in various sizes and flavors. In fiscal 2012, the break-down of our three product categories was as follows:

Product Innovation

Innovation is a core competency of ours and an important component of our growth strategy. Our innovation strategy is based on market studies, analyses and consumer testing. We identify large, conventional food categories and assess the demand for natural and organic products in each category. Further, we work closely with certain of our customers to identify attractive opportunities based on their insight and market perspectives. Based on our consumer tests and insights, we develop competing natural or organic products. Once developed, we design the appropriate package with Annie’s colors and messaging. Typically, we launch new products in the natural retailer channel and then expand distribution into the mainstream grocery and mass merchandiser channels. We also regularly review our current product offerings and determine if product extensions or reformulations are desirable.

In fiscal 2012, we estimate that 19% of our net sales were generated by products introduced since the beginning of fiscal 2010. In fiscal 2010, 2011 and 2012, we spent $1.3 million, $2.1 million and $2.0 million, respectively, in research and development expenses, which consisted primarily of market studies, consumer research and analyses, product development and employee-related expenses.

In January 2012, we shipped our first frozen product, certified organic rising crust pizza, which is being distributed on a national basis through a major industry-leading natural retailer. In March 2012, we announced a pizza product line extension, rising crust frozen pizza “made with organic” ingredients, which we shipped to our first customer in late June. We also expect to develop additional frozen products over the coming years.

In October 2012, we expanded our selection of family-friendly snack options with organic graham crackers, available in honey and cinnamon varieties, and cheddar squares, made with 100 percent real cheese and certified-organic wheat. In February 2013, we announced a macaroni and cheese product line extension, Bernie’s Farm Macaroni & Cheese, which will be available nationwide in spring 2013. In March 2013, we introduced our new deluxe skillet meals, which will be available for initial shipment in June 2013.

Customers and Distribution

We market our products throughout the United States and Canada. The vast majority of our sales are in the United States. During fiscal 2012, approximately 3% of our net sales were from Canada. We sell our products through three primary channels: mass merchandiser/other mainstream grocery, and natural retailer. Because of our brand equity and high-quality products, we believe there are attractive growth prospects for us in each of these channels.

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Mass Merchandiser/Other Channels: Our customers in this channel include large national and regional retailers such as Target Stores, Costco Wholesale and Wal-Mart. We also sell a limited number of products through food service, military and e-commerce channels. During fiscal 2012, we estimate that the mass merchandiser channel, including the other channels mentioned above, represented approximately 37% of our net sales.

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Mainstream Grocery: Our customers in this channel include large national chains such as Kroger, Ahold and Safeway and regional chains such as Wegmans, Harris Teeter, H-E-B and Raley’s. During fiscal 2012, we estimate that the mainstream grocery channel represented approximately 36% of our net sales.

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Natural Retailer: Our customers in this channel include large retailers such as Whole Foods Market and Trader Joe’s (where our products are sold under its own store brand), regional natural chains such as Sprouts Farmers Market and Earth Fare and independent natural foods cooperatives. During fiscal 2012, we estimate that the natural retailer channel represented approximately 27% of our net sales.

We sell our products directly to retailers and through distributors. We use brokers to support our sales efforts.

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Direct Sales. The majority of our products are sold direct to retailers. We sell direct predominantly in the mass merchandiser channel, but we also maintain select direct relationships in the mainstream grocery channel. In fiscal 2012, 26% of our net sales were generated from sales to our top two customers, Target (15%) and Costco (11%). In some cases, we sell products to the same grocery chain using both direct relationships and distributors.

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Distributors. Many of our products are sold through independent food distributors, including the majority sold to the natural retailer channel. Food distributors purchase products from us for resale to retailers, taking title to the products upon purchase. The prices consumers pay for these products are set by our distributors, in their sole discretion, although we may influence the retail price with the use of promotional incentives. In fiscal 2012, 25% of our net sales were generated from sales to our largest distributor, United Natural Foods Inc., or UNFI. We estimate that approximately 24% of our fiscal 2012 sales to UNFI were supplied to the mainstream grocery channel, which percentage we expect to increase based on UNFI’s pursuit of additional grocery business, such as its recently announced supply agreement with Safeway.

Marketing and Advertising

We have built the Annie’s brand using traditional grassroots marketing efforts such as sampling, public relations and participation in community events and festivals. In the early years, Annie Withey’s own home phone number and address were on our box so consumers could reach her directly. We continue to value direct and honest communication with our consumers.

Our current marketing efforts are focused on outreach to a broader audience while holding true to our mission and core values. We believe we have a significant opportunity to grow our business by increasing communications about our brand, product quality, taste and convenience to a wider audience of families seeking healthier alternatives. To accomplish this objective, we will continue to employ social media and other marketing tools that complement long-standing public relations efforts and allow for a personal dialogue with consumers. We work hard to ensure that consumers recognize our message as authentic. We believe that our community programs and partnerships reinforce our brand’s authenticity and fuel loyal and trusting relationships with consumers.

Our Supply Chain

Manufacturing

Independent manufacturers, referred to in our industry as contract manufacturers or co-packers, manufacture all of our products. Utilizing contract manufacturers provides us with the flexibility to produce a large variety of products and the ability to enter new categories quickly and economically. Our contract manufacturers have been selected based on their specific product line expertise, and we expect them to partner with us to improve and expand our product offerings. We regularly meet with our contract manufacturers to review costs and their performance and to set performance, quality and cost-saving targets. In many cases we enter into long-term contracts with our contract manufacturers. During fiscal 2012 and the nine months ended December 31, 2012, Philadelphia Macaroni Company, Lucerne Foods, Peacock Engineering and Chelten House Products manufactured and/or packaged products accounting for approximately two-thirds of our net sales.

We have invested significant resources to improve operating margins by reducing costs and increasing productivity. Our efficiency initiatives have focused on selecting better and more efficient manufacturers, renegotiating tolling fees with existing manufacturers, managing in-bound freight, leveraging warehouse expenses and reducing ingredient and packaging costs through increased volume buys, contract consolidation and price negotiation.

As part of our efficiency initiatives, we have begun to look for opportunities to invest capital in equipment to drive down costs, improve throughput and improve product quality at our contract manufacturers. In fiscal 2012, we invested approximately $1.2 million in manufacturing equipment, which is located at the facilities of our contract manufacturers and remains our property. We expect to continue these investments in the future, as we believe this approach improves efficiency and creates shared cost reductions with our manufacturing partners.

Ingredient and Packaging Suppliers

Our natural and organic ingredients, raw materials and packaging materials are sourced primarily from suppliers in the United States and Canada. We have rigorous standards for food quality and safety. Our raw materials and packaging are mostly purchased through contract manufacturers from suppliers we have approved and based upon our specifications. In order to mitigate commodity cost fluctuations, we enter either directly or through our contract manufacturers into forward-pricing contracts with certain ingredient suppliers. In fiscal 2012, our contracted ingredients represented approximately 48% of our materials costs and over 25% of our cost of sales.

Quality Control

We take precautions designed to ensure the quality and safety of our products. In addition to routine third-party inspections of our contract manufacturers, we have instituted regular audits to address topics such as allergen control, ingredient, packaging and product specifications and sanitation. Under the FDA Food Modernization Act, each of our contract manufacturers is required to have a hazard analysis critical control points plan that identifies critical pathways for contaminants and mandates control measures that must be used to prevent, eliminate or reduce relevant food-borne hazards.

All of our contract manufacturers are required to be certified in the Safe Quality Food Program or the BRC Global Standard for Food Safety. Almost all of our contract manufacturers have completed their certification as of December 31, 2012. These standards are integrated food safety and quality management protocols designed specifically for the food sector and offer a comprehensive methodology to manage food safety and quality simultaneously. Certification provides an independent and external validation that a product, process or service complies with applicable regulations and standards.

We work with suppliers who assure the quality and safety of their ingredients. These assurances are supported by our purchasing contracts or quality assurance specification packets, including affidavits, certificates of analysis and analytical testing, where required. The quality assurance staff of both our contract manufacturers and our own internal operations department conducts periodic on-site routine audits of critical ingredient suppliers. Additionally, our contract manufacturers and our quality assurance and procurement teams periodically visit critical suppliers to certify their facilities and assure quality.

Order Fulfillment

A majority of our customer fulfillment requirements are met by an outside contract warehouse, which is operated by a third party and based in the Chicago, Illinois area. Products are manufactured by our contract manufacturers and typically are shipped to this distribution center. We store and ready products for shipment for the majority of our North American retailers and distributors from this facility. In April 2012, in order to support our growing operations, reduce costs and facilitate order fulfillment, we relocated our existing distribution operations to a nearby larger facility owned and operated by the same third party. Concurrent with this move, our new agreement, which was entered into in September 2011, became effective in April 2012 and will remain in effect through June 2015. The new agreement will automatically renew for an additional period of two years and two months, unless either party provides proper notice of non-renewal. Under the new agreement, our products are stored and shipped on a cost-plus basis by the third party. In addition to third party distribution, a smaller portion of our products are shipped directly from our contract manufacturers to retailers or distributors.

Competition

We operate in a highly competitive environment. Our products compete with both very large mainstream conventional packaged foods companies and natural and organic packaged foods companies. Many of these competitors enjoy significantly greater resources. Large mainstream conventional packaged foods competitors include Kraft Foods Inc., General Mills, Inc., Campbell Soup Company, PepsiCo, Inc., Nestle S.A. and Kellogg Company. Natural and organic packaged foods competitors include The Hain Celestial Group, Inc., Newman’s Own, Inc., Nature’s Path Foods, Inc., Clif Bar & Company and Amy’s Kitchen. In addition to these competitors, in each of our categories we compete with many regional and small, local niche brands. Given limited retailer shelf space and merchandising events, competitors actively support their respective brands with marketing, advertising and promotional spending. In addition, most retailers market similar items under their own private label, which compete for the same shelf space.

Competitive factors in the packaged foods industry include product quality and taste, brand awareness and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims. We believe that we currently compete effectively with respect to each of these factors.

Employees

As of December 31, 2012, excluding interns, we had 94 full-time employees and five part-time employees, including 41 in sales and marketing, 19 in finance, 20 in operations, six in information technology, six in innovation and seven in other departments. None of our employees is represented by a labor union. We have never experienced a labor-related work stoppage.

Properties

We do not own any real property. We lease our headquarters at 1610 Fifth Street, Berkeley, California pursuant to the Lease, as modified by the Lease Amendment, that expires in February 2019 pursuant to our exercise of the First Option concurrently with the execution of the Lease Amendment. If we are not in breach of the terms of our Lease and provide our landlord with required notice, we have a Second Option to extend through February 2021. The approximately 33,500 square foot space includes our corporate headquarters and our sample storage area. Further, in accordance with the terms of the Lease, we have elected to reconfigure approximately 6,700 square feet from the sample storage area to additional office space to accommodate our growth, subject to the zoning laws and approval from the City of Berkeley. The Lease has escalating rent provisions over the initial term, ending in February 2016, and a set rental rate for the Option Periods based on a percentage of the then fair market rental rate. We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future growth.

Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our primary trademarks include Annie’s®, Annie’s Homegrown®, Annie’s Naturals® and Bernie Rabbit of Approval®, all of which are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. We also have multiple trademark registrations or pending applications for products within each of our product categories. Certain of our marks are also registered in Canada. In addition to trademark protection, we own copyright registrations for the artwork depicted on our dressing labels and other product packaging. Our web content and the domain names www.annies.com and www.anniesnaturals.com are owned by us and copyright protected. We also rely on unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Government Regulation

Along with our contract manufacturers, brokers, distributors and ingredients and packaging suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the FTC, the FDA, the USDA, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. We are also subject to the laws of Canada, including the Canadian Food Inspection Agency, as well as provincial and local regulations.

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our contract manufacturers, distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Management Information Systems

We recently implemented an integrated information system called Microsoft AX. This ERP software manages purchasing, planning, inventory tracking, financial information and retailer and distributor ordering. Microsoft AX resides on redundant servers located at our headquarters, with data stored on local storage devices and streamed to an off-site storage provider for disaster recovery. We are an early adopter of the latest release of this system and worked with a Microsoft AX value-added reseller to support its implementation. This ERP software provides improved visibility into the production, receiving, storage and shipment of our goods.

We use a trade promotion management system called MEI, which functions as our trade planning and management tool. All costs associated with gaining item placement and executing merchandising, including ads, shelf price reductions, coupons and displays, are captured in MEI. Event information is entered into MEI by our sales team and customer deductions are cleared against the specific event information within MEI, typically within 120 days. We evaluate the effectiveness of these trade events by comparing event-level costs in MEI to the retailer sales results, which are measured based on third-party consumption data.

Legal Proceedings

From time to time, we are subject to claims and assessments in the ordinary course of our business. We are not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors (ages as of March 1, 2013):

Name	Age	Position
John M. Foraker	49	Chief Executive Officer, Director
Kelly J. Kennedy	44	Chief Financial Officer and Treasurer
Amanda K. Martinez	37	Executive Vice President, Operations and Administration
Mark Mortimer	52	Executive Vice President, Sales and Marketing
Molly F. Ashby	53	Chairman of the Board of Directors
Julie D. Klapstein	58	Director
Lawrence S. Peiros	57	Director
Bettina M. Whyte	63	Director
Billie Ida Williamson	60	Director

Executive Officers

John M. Foraker has been our Chief Executive Officer and a member of our board of directors since 2004. For over sixteen years, Mr. Foraker has held various management positions with members of our corporate family. From 1994 until 1998, Mr. Foraker served as President of Napa Valley Kitchens, Inc. and from 1998 until 2004, he served as Chief Executive Officer and a member of the board of directors of Homegrown Natural Foods, Inc. Mr. Foraker holds a BS from the University of California, Davis and an MBA from the University of California, Berkeley. We believe that Mr. Foraker is qualified to serve on our board of directors due to the perspective, experience and operational expertise in our business that he has developed as our Chief Executive Officer.

Kelly J. Kennedy has been our Chief Financial Officer and Treasurer since August 2011. Ms. Kennedy has 20 years experience in management and finance including at some of the country’s top retail and consumer brands, both in private-equity backed start-up ventures and large public companies. Prior to joining us, from October 2010 to July 2011, Ms. Kennedy was Chief Financial Officer at Revolution Foods, Inc., a mission-based company serving fresh, healthy meals to students in six national markets. From September 2009 to October 2010, she served as Chief Financial Officer of Established Brands, Inc., a footwear wholesaler. Ms. Kennedy has served as Chief Financial Officer for several iconic Bay Area brands, including Serena & Lily Inc. and Forklift Brands, Inc. (Boudin Bakeries), each on a part-time basis from March 2009 to September 2009, and Elephant Pharmacy, Inc. from May 2007 to February 2009. On February 10, 2009, Elephant Pharmacy filed for protection under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California. Ms. Kennedy also served in various senior finance roles at Williams-Sonoma, Inc. from November 2000 to May 2007, including Corporate Financial Planning Manager, Director, Treasury and Vice President, Treasury and at Dreyer’s Grand Ice Cream Inc. Ms. Kennedy received a BA from Middlebury College and an MBA from Harvard Business School.

Amanda K. Martinez has been our Executive Vice President, Operations and Administration since January 2013. Ms. Martinez has deep and varied experience across food retail operations, including grocery, beverage and baking. Prior to joining Annie’s, Ms. Martinez served as Safeway, Inc.’s Vice President, Frozen Foods from March 2012 to January 2013; Vice President, U.S. Grocery Manufacturing Operations from September 2010 to March 2012; Director, Logistics from May 2009 to September 2010; and Director, Supply Chain from August 2004 to May 2009. During her tenure with Safeway, Ms. Martinez held leadership roles across procurement, marketing business processes, logistics, manufacturing and merchandising. Ms. Martinez holds a BS from Oregon State University.

Mark Mortimer has been with our company since 2006. Prior to becoming our Executive Vice President, Sales and Marketing in January 2013, Mr. Mortimer was our Senior Vice President—Sales/Chief Customer Officer from July 2010 to January 2013, our Senior Vice President—Sales and Brand Marketing from September 2008 to July 2010 and our Senior Vice President—Sales from August 2006 to September 2008. He has over 22 years of experience in senior sales and business development executive positions at Fortune 500 consumer products companies, including Del Monte Foods Company, The Clorox Company and PepsiCo, Inc. Before joining us, Mr. Mortimer served as the Vice President of Sales and Business Development for the Grocery Foods Group of ConAgra Foods, Inc. from August 2005 to July 2006. Mr. Mortimer received a BA from University of California, Los Angeles.

Directors

Molly F. Ashby has been a member of our board of directors and Chairman of the Board since 2004 and was a member of the board of directors of Annie’s Homegrown from 2002 to 2004. Ms. Ashby has been Chairman and Chief Executive Officer and the sole owner of Solera Capital, LLC, since she formed it in 1999. She also serves as Chairman of Calypso Christiane Celle Holdings, LLC and The HealthCaring Company, LLC and Vice Chairman of Latina Media Ventures, LLC. Prior to founding Solera Capital, LLC, Ms. Ashby spent 16 years at J.P. Morgan & Co., including leadership roles in the firm’s private equity business, J.P. Morgan Capital Corporation, as Vice Chair of the Investment Committee, Chief Operating Officer, Investment Strategist and member of the board of directors. Ms. Ashby graduated Phi Beta Kappa with a BA from the College of William and Mary and received an MS in Foreign Service, with distinction, from Georgetown University. We believe that Ms. Ashby is qualified to serve on our board of directors because of her extensive experience in guiding and directing growth companies, including her service on the board of directors of other companies and her role guiding the development of Annie’s since 2002.

Julie D. Klapstein has been a member of our board of directors since March 2012. Ms. Klapstein has served as a CEO and senior executive of numerous companies in the information technology and healthcare information technology industries. In June 2001, Ms. Klapstein was a founding member of Availity, LLC, which is a joint venture among five of the largest health insurance companies in the United States, including Blue Cross Blue Shield of Florida, Inc., Health Care Services Corporation, Humana, Inc. and WellPoint, Inc. From June 2001 through March 2012, Ms. Klapstein served as Chief Executive Officer of Availity. From November 1996 to June 2001, Ms. Klapstein was President and CEO of Phycom Corporation, a medical management healthcare company. She also has held positions as Executive Vice President of Sunquest Information Systems; National Sales, Marketing and Service Manager for SMS’ Turnkey Systems Division (now Siemens Medical Systems); and Vice President and General Manager for GTE Health System. Since April 2011, Ms. Klapstein has served on the board of directors, audit committee and compensation committee of Standard Register. Ms. Klapstein serves on the board of Akal Security, which provides protection for critical government and industry facilities. Ms. Klapstein also serves on the board of Dominion Diagnostics, which provides clinical qualitative drug testing and medication monitoring services. She also has served on the board of directors of various for-profit and not-for-profit companies. She received a BS in Business from Portland State University. We believe that Ms. Klapstein is qualified to serve on our board of directors because of her considerable knowledge and experience in the areas of management, information technology, strategic planning and corporate leadership.

Lawrence S. Peiros has been a member of our board of directors since February 2013. Mr. Peiros has more than 30 years of operating and marketing experience in the consumer packaged goods industry with Clorox Company, which he joined in 1981. He is a member of Clorox’s Executive Committee and has been its Chief Operating Officer since 2011. As the COO, Mr. Peiros oversees Clorox’s global business, including the Burt’s Bees and Green Works brands, and leads the company’s marketing, sales, product supply and research and development functions, as well as its environmental efforts. Mr. Peiros will retire from Clorox effective April 1, 2013. From 2007 to 2011, Mr. Peiros was Clorox’s Chief Operating Officer, North America, responsible for U.S. and Canadian businesses accounting for more than 80% of the company’s sales. From 1999 to 2006, he was Group Vice President for Laundry and Home Care Products, Glad Bags and Wraps, Brita Water Filtration

Products and Clorox Canada. Prior to that time, he held various marketing management roles at Clorox Company, including general manager of the Laundry and Home Care Products division. Mr. Peiros has also served on the boards of directors of Ross Stores, Inc. since January 2013 and of Potlatch Corporation, a real estate investment trust listed on New York Stock Exchange, since 2003. He is the chairperson of Potlatch Corporation’s nominating and corporate governance committee and a member of its executive compensation and personnel policies committee. Mr. Peiros received an MBA from Stanford University and a BA from Dartmouth College. We believe that Mr. Peiros is qualified to serve on our board of directors because of his extensive experience as an executive and manager in the consumer packaged goods industry, including in the natural product segment, and his service on the board of directors of a public company.

Bettina M. Whyte has been a member of our board of directors since June 2011. In January 2011, Ms. Whyte joined the international consulting firm of Alvarez & Marsal Holdings, LLC as a Managing Director and Senior Advisor. From October 2007 until January 2011, she acted as an independent general business consultant, working on several mediations and as a court appointed expert. From March 2006 to October 2007, Ms. Whyte was a Managing Director and the Head of the Special Situations Group at MBIA Insurance Corporation. Prior to joining MBIA Insurance, Ms. Whyte was a Managing Director of AlixPartners, LLP, a business turnaround management and financial advisory firm, from April 1997 to March 2006. While at AlixPartners, as a result of her experience advising businesses facing operational and financial difficulties, she served in the role of Interim Chief Executive Officer of APS Supply, Inc. and Service Merchandise Co., Inc. and as a General Partner of LJM2 Co-Investment, LP. On September 25, 2002, LJM2 filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas. Service Merchandise filed an involuntary petition for liquidation under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Tennessee on March 15, 1999. On February 2, 1998, APS Supply filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. From June 2010 to March 2011, Ms. Whyte served on the board of directors of Armstrong World Industries, Inc. and was a member of its audit committee. Ms. Whyte currently serves on the boards of directors of AGL Resources Inc., Rock-Tenn Company and Amerisure Mutual Insurance Company. Ms. Whyte is an Adjunct Professor of Law at Fordham University. She has a BS in Industrial Economics from Purdue University and an MBA from the Kellogg School of Management at Northwestern University. Ms. Whyte also has experience guiding public and private companies on best practices in corporate governance, including developing codes of business conduct and ethics. We believe that Ms. Whyte is qualified to serve on our board of directors because of her experience in corporate governance and financial and operational matters of private and public business, including serving on the board of directors of other companies.

Billie Ida Williamson has been a member of our board of directors since April 2012. Ms. Williamson has 33 years of experience auditing public companies as an employee and partner of Ernst & Young LLP. From 1998 until December 2011, Ms. Williamson served Ernst & Young as a Senior Assurance Partner. Ms. Williamson was also Ernst & Young’s Americas Inclusiveness Officer, a member of its Americas Executive Board, which functions as the Board of Directors for Ernst & Young dealing with strategic and operational matters, and a member of the Ernst & Young U.S. Executive Board responsible for partnership matters for the firm. Previously, Ms. Williamson served as Chief Financial Officer of AMX Corporation and as Senior Vice President, Finance and Corporate Controller of Marriott International, Inc. Ms. Williamson currently serves as a member of the board of directors and as a member of the audit committee of Exelis Inc. Ms. Williamson also currently serves as a member of the board of directors and as chair of the audit committee of Energy Futures Holdings. She graduated with a BBA, with highest honors, in Accounting from Southern Methodist University, and was granted her CPA Certificate in the State of Texas in 1976. We believe that Ms. Williamson is qualified to serve on our board of directors because of her extensive financial and accounting knowledge and experience, including her service as a principal financial officer, as an independent auditor to numerous Fortune 250 companies and as a member of the board of directors of other companies, as well as her broad experience with SEC reporting and her professional training and standing as a Certified Public Accountant.

Director Independence

Our board of directors has determined that each of Ms. Klapstein, Mr. Peiros, Ms. Whyte and Ms. Williamson is an independent director within the meaning of the applicable rules of the SEC and the New York Stock Exchange, and that each of them is also an independent director under Rule 10A-3 of the Exchange Act for the purpose of audit committee membership. In addition, our board of directors has determined that Ms. Whyte and Ms. Williamson are audit committee financial experts within the meaning of the applicable rules of the SEC and the New York Stock Exchange.

Staggered Board

Our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each director is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2013 for Class II directors, 2014 for Class III directors and 2015 for Class I directors.

•	Our Class I directors are Ms. Klapstein and Mr. Peiros;

•	Our Class II directors are Ms. Whyte and Ms. Williamson; and

•	Our Class III directors are Ms. Ashby and Mr. Foraker.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the board of directors.

Our board of directors intends to recommend that our amended and restated certificate of incorporation and amended and restated bylaws be amended to declassify the board of directors at the next annual meeting of stockholders to be held later this year. If our stockholders approve such a proposal, all of our directors would be elected annually and serve one-year terms.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Certain provisions of our corporate governance documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.”

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are separated. Our board of directors believes that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental roles of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman. While our amended and restated bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time.

Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board of directors’ role in overseeing the management of our risks is conducted primarily through its committees, as discussed in the descriptions of each of the committees below and as specified in each committee’s respective charter. The board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management potential risk exposures, their potential impact on our company and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee will report on the discussion to the full board of directors. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating/corporate governance committee. Copies of each committee’s charter are posted on our website, www.annies.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting processes. Among other matters, our audit committee:

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is responsible for the appointment, compensation and retention of our independent registered public accounting firm and reviews and evaluates our independent registered public accounting firm’s qualifications, independence and performance;

•	oversees our independent registered public accounting firm’s audit work and reviews and pre-approves all audit and non-audit services that may be performed by it;

•

obtains and reviews reports by our independent registered public accounting firm describing its internal quality-control procedures, any material issues raised by internal quality control review or that of peer firms or government agencies and all relationships between our independent registered public accounting firm and us;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviews our financial statements and discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•

assists the board of directors in monitoring the process by which management assesses and manages our risks and the steps management has taken to monitor and control such risks by overseeing the quality and integrity of the accounting, auditing and reporting processes of the company;

•	reviews and approves all related-party transactions;

•	reviews with management, our independent registered public accounting firm and legal counsel any legal or regulatory matters that may have a material impact on our financial statements;

•	reviews our procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

•	annually reviews the audit committee charter and the committee’s performance.

Our board of directors has determined that the audit committee shall serve as our qualified legal compliance committee, or QLCC, in accordance with Section 307 of the Sarbanes-Oxley Act and the rules promulgated thereunder by the SEC. The QLCC is responsible for handling reports of a material violation of the securities laws or a breach of a fiduciary duty by us or any of our officers, directors, employees or agents. The QLCC has the authority and responsibility to inform our chief executive officer and chief legal officer, or principal outside counsel serving in such role, of any violations. The QLCC determines whether an investigation is necessary and shall take appropriate action to address the reports it receives. If an investigation is deemed necessary or appropriate, the QLCC has the authority to notify our board of directors, initiate an investigation and retain outside experts, as it determines is appropriate.

Our audit committee consists of Ms. Klapstein, Ms. Whyte and Ms. Williamson. Ms. Whyte serves as the chairman of our audit committee. Ms. Whyte and Ms. Williamson are our audit committee financial experts as currently defined under applicable SEC rules.

Compensation Committee

Our compensation committee reviews, recommends and approves policies relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. The purpose of the compensation committee is to:

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review our compensation programs to determine whether they effectively and appropriately motivate performance consistent with our business goals and tie financial interests of executives to those of our stockholders; and

•	ensure the chief executive officer’s annual goals are aligned with our business goals are explicit, and that performance against these objectives is reviewed annually.

Duties of our compensation committee include:

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establishing a total compensation philosophy and policy that fairly rewards performance benefitting our stockholders and attracts and retains the human resources necessary to successfully lead and manage our company;

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establishing, reviewing and approving corporate goals and objectives relevant to the compensation for the chief executive officer, evaluating the chief executive officer’s performance in light of those goals and objectives and determining and approving the compensation level of the chief executive officer based upon this evaluation and competitive market data;

•	making recommendations to the board with respect to the compensation, incentive compensation plans and equity-based plans for executives other than the chief executive officer;

•	preparing and reviewing compensation disclosures in our required filings with the SEC;

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approving and monitoring cash incentive and deferred compensation plans for executives (including any modifications to such plans), and annually establishing the performance objectives for the incentive plans;

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preparing an annual report for inclusion in our annual proxy statement or annual report on Form 10-K summarizing top executives’ compensation levels and explaining the relationship of executive compensation to our performance, as required by the SEC;

•	reviewing periodically our executive supplementary benefits and, as appropriate, our retirement, benefit, and special compensation programs involving significant cost;

•	reviewing director compensation on at least a bi-annual basis and making corresponding recommendations to the board of directors with respect to the form and amount of such compensation;

•	hiring independent consultants and commissioning special surveys if the committee deems them advisable; and

•	reviewing and evaluating, at least annually, the performance of the committee and its members, including committee compliance with its charter.

Our compensation committee consists of Ms. Klapstein, Mr. Peiros and Ms. Williamson, with Mr. Peiros serving as the chairman.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee identifies individuals qualified to become directors, considers committee member qualifications, appointment and removal, recommends corporate governance guidelines applicable to us and evaluates our chief executive officer.

Duties of our nominating/corporate governance committee related to nominations include:

•	identifying individuals qualified to become members of our board of directors;

•	reviewing periodically the memberships of each committee for appropriate board assignments, reassignments or removals of committee members;

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making recommendations to our board of directors regarding the size and composition of our board and developing criteria for the selection of individuals to be considered as candidates for election to our board; and

•	evaluating director candidates proposed by stockholders and recommending to our board of directors appropriate action on each such candidate.

Duties of our nominating/corporate governance committee related to corporate governance include:

•	developing, monitoring and recommending appropriate changes to our corporate governance practices;

•	reviewing senior management membership on outside boards of directors;

•	developing, administering and overseeing procedures regarding the operation of our Code of Business Conduct and Ethics;

•	overseeing development of a program of management succession; and

•	reviewing and evaluating, at least annually, the performance of the committee and its members, including committee compliance with its charter.

Duties of our nominating/corporate governance committee related to evaluation of our chief executive officer include:

•	conducting an annual review of the chief executive officer’s performance and presenting its findings to our board of directors; and

•	considering such annual review in connection with the development, review and approval of management succession planning recommendations.

Our nominating/corporate governance committee recommends to our board of directors for selection of nominees to the board based on, among other things, knowledge, experience, skills, expertise, integrity, diversity, ability to make independent analytical inquiries and understanding of our business environment, all in the context of an assessment of the perceived needs of our board of directors at that time. The committee is responsible for assessing the appropriate balance of criteria required of board members.

Our nominating/corporate governance committee consists of Ms. Klapstein, Mr. Peiros and Ms. Whyte, with Ms. Klapstein serving as the chairman.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our employees, officers, directors and consultants, including our principal executive, financial and accounting officers and all persons performing similar functions. A copy of this code is available on our website at www.annies.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part.

Director Compensation

Our executive officers who are members of our board of directors and the directors who are not considered independent under the corporate governance rules of the New York Stock Exchange do not receive compensation from us for their service on our board of directors. Accordingly, Mr. Foraker and Ms. Ashby do not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of the New York Stock Exchange receive compensation from us for their service on our board of directors. Ms. Klapstein, Mr. Peiros, Ms. Whyte and Ms. Williamson are paid quarterly in arrears the following amounts:

•	a base annual retainer of $35,000 in cash;

•	an additional annual retainer of $15,000 in cash to the chairman of each of the audit committee and the compensation committee; and

•	an additional annual retainer of $10,000 in cash to the chairman of the nominating/corporate governance committee.

In addition, each independent director is granted a number of restricted stock units under our Omnibus Incentive Plan equal to the number of shares of our common stock having a value of $50,000 (based on the closing market price of our common stock on the date of grant) each year on the date of our annual meeting of stockholders. Also any independent director who becomes a member of the board of directors between annual meetings receives a grant of restricted stock units prorated for such service. Such restricted stock units vest over a one-year period, subject to the recipient’s continued service as a director. Any vested restricted stock units are settled in shares of our common stock (i) 50% on the earlier to occur of (x) two years from the date of grant and (y) six months following the director’s departure from the board of directors, and (ii) 50% six months following a director’s departure from the board of directors. We also reimburse all of our directors for reasonable expenses incurred to attend board of director or committee meetings.

Director and Officer Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding as to which they could be indemnified. We intend to enter into indemnification agreements with our future directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion describes and analyzes our executive compensation structure and our compensation for our named executive officers, or NEOs, for fiscal 2012. Our NEOs for fiscal 2012 were John M. Foraker, our Chief Executive Officer, or CEO, Kelly J. Kennedy, who joined the company and became our Chief Financial Officer in August 2011, Sarah Bird, our Senior Vice President—Marketing and Chief Mom Officer, Mark Mortimer, our Executive Vice President, Sales & Marketing, Chief Customer Officer, Lawrence Waldman, our Senior Vice President—Supply Chain and Operations and Steven Jackson, our former Chief Financial Officer and Chief Operating Officer, who resigned effective May 31, 2011.

Compensation Philosophy and Objectives

Our intent and philosophy in determining compensation packages at the time of hiring new executives has been based in part on providing compensation sufficient to enable us to attract the talent necessary to further develop our business, while at the same time being prudent in the management of our cash and equity in light of the stage of the development of our company. Compensation of our NEOs after the initial period following their hiring has been influenced by the amounts of compensation that we initially agreed to pay them, as well as by our evaluation of their subsequent performance, changes in their levels of responsibility, prevailing market conditions, the financial condition and prospects of our company and our attempt to maintain some level of internal equity in the compensation of existing executives relative to the compensation paid to more recently hired executives.

We compensate our NEOs with a combination of base salary, cash bonuses, long-term equity compensation and benefits generally made available to all of our employees. We think this combination of cash, bonus and equity awards is largely consistent with the forms of compensation provided by other companies with whom we compete for executive talent and, as such, is a package that is consistent with the expectations of our executives and of the market for executive talent. The primary objectives of our executive compensation program are as follows:

•	to attract and retain talented and experienced executives in our industry;

•	to reward executives whose knowledge, skill and performance are critical to our success;

•	to ensure fairness among the executive management team by recognizing the individual contributions each executive officer makes to our success; and

•	to align the interests of our executive officers and stockholders by incentivizing executive officers to increase stockholder value and rewarding executive officers when stockholder value increases.

Elements of Compensation

Our current executive compensation program consists of the following key components:

Base Salary

The primary component of compensation of our executive officers has historically been base salary. Base salary represents the most basic, fixed portion of our NEOs’ compensation and is an important element of a compensation program designed to be competitive and to attract and retain talented executive officers. Base salaries are reviewed at the end of each fiscal year by our CEO (other than with respect to his own base salary) and approved by our compensation committee. Base salary increases typically take effect during the first quarter of the following fiscal year, unless business circumstances require otherwise.

Cash Bonuses

We offer our executive officers the opportunity to participate in an annual cash bonus plan to align the financial incentives of our executive officers, including our NEOs, with our short-term operating plan and long-term strategic objectives and the interests of our company and our stockholders. Typically, the bonuses for our executive officers are linked to the achievement of certain of our annual financial objectives. These bonus opportunities allow us to reward our executive officers only if we achieve the goals pre-set by our compensation committee.

Prior to or near the beginning of each fiscal year, our compensation committee, in consultation with our board of directors and with our CEO, determines the financial objectives upon which annual bonuses for the fiscal year will be based, and establishes a target award for each executive officer. After the end of the fiscal year, our compensation committee, in consultation with our CEO (other than with respect to himself), determines the extent to which the financial objectives were met and calculates the formula payout level for each executive officer. In addition, our CEO evaluates each executive officer’s overall individual performance (other than his own) and makes recommendations to our board of directors regarding the formula bonus payout level described above. Our compensation committee takes into account our CEO’s recommendations and determines the final bonus amounts for all of our executive officers.

Long-term Equity Compensation

Our equity program is designed to be sufficiently competitive to allow us to attract and retain talented executives. We have historically used non-qualified stock options as the form of equity award for executives, independent directors and other employees. Because we award stock options with an exercise price equal to the fair market value of our common stock on the date of grant, these options will have value to the grantee only if the market price of our common stock increases after the date of grant.

Prior to our IPO, we made stock option grants under the 2004 Plan. Prior to the IPO, we also granted stock options to some of our NEOs outside of the 2004 Plan with change in control and performance-based vesting tied to operating income, cost control targets and Plan EBIT, which is an amount equal to net sales, less the cost of sales, less selling, general and administrative expenses, and calculated without regard to certain extraordinary events, which for fiscal 2012 included costs related to the IPO.

In connection with our IPO, we granted our NEOs stock options with an exercise price equal to our IPO price of $19 and performance shares that will vest if we achieve specified levels of a cumulative compounded earnings per share growth rate from March 31, 2012 through March 31, 2015, subject to the NEO’s continued employment through the end of the performance period.

Following our IPO, our equity awards, including the stock options and performance shares granted in connection with the IPO, will be granted under our Omnibus Incentive Plan.

We have historically granted stock options to executive officers in connection with their hiring. The size of the initial stock option award is determined based on the executive’s position with us and takes into consideration the executive’s base salary and other compensation. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time, typically four to five years. We may also grant additional stock options in connection with a significant change in responsibilities, past performance and anticipated future contributions of the executive officer, taking into consideration the executive’s overall compensation package and the executive’s existing equity holdings.

Stock options are granted with an exercise price equal to the fair value of our stock on the applicable date of grant, which, following the IPO, will generally be based on the date of grant closing price of our common stock on the New York Stock Exchange. Options typically vest on the basis of continued service (including cliff vesting and annual vesting). Our compensation committee believes that both stock option awards and performance shares align the interests of our NEOs with those of our company and our stockholders because they create the incentive to build stockholder value over time. Our compensation committee believes the service-based and change in control vesting provisions of our equity awards enhance our ability to retain our executives and the performance-based vesting criteria provide incentives to our NEOs to assure that our company meets certain business objectives.

Other Compensation

We provide limited executive perquisites to some of our NEOs and also provide all of our NEOs with the same benefits generally provided to our other employees and limited change-in-control benefits as described further under “—Fiscal 2012 Compensation Decisions” below.

Compensation Decision Process

Historic

Prior to our IPO, we were a privately held company with a relatively small number of stockholders. As a result, we had not been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent. Since our formation, our compensation committee or our board of directors has overseen the compensation of our executive officers and our executive compensation programs and initiatives. Our compensation committee and our board of directors have also sought, and received, significant input from our CEO with regard to the performance and compensation of executives other than himself. In addition, certain of our directors prior to our IPO had significant experience with private equity-backed companies and the executive compensation practices of such companies and have applied this knowledge and experience to their judgments regarding our compensation decisions.

Post Offering

Effective upon our IPO, in accordance with its charter, our compensation committee determines and approves the annual compensation of our CEO and our other executive officers and regularly reports its compensation decisions to our board of directors. Our compensation committee also administers our equity compensation plans.

Our CEO has, and it is anticipated that he will continue to, review the performance of our executives and provide significant input to our compensation committee with respect to the compensation of our executives other than himself.

In October 2011, as part of our transition to a publicly held company, our compensation committee retained Frederic W. Cook & Co., Inc., or Cook & Co., as its independent compensation consultant to assist in developing our approach to executive compensation. As part of this engagement, Cook & Co. assisted in the development of an appropriate peer group and provided benchmark compensation data to help establish a competitive compensation program for our executive officers.

In establishing the compensation for our NEOs post-IPO, Cook & Co. recommended, and our compensation committee approved, a peer group consisting of publicly traded food and beverage companies of a similar or larger size to us. We believe, however, that it is difficult to find peers that are truly comparable to us as very few branded consumer packaged goods public food companies have our growth profile, which is high, and our aggregate business size, which is very small. There are also almost no comparable natural or organic food companies as the best comparable brands are owned by larger consumer packaged goods companies. The peer group companies consisted of: B&G Foods, Inc.; The Boston Beer Company, Inc.; Calavo Growers, Inc.; Craft Brew Alliance, Inc.; The Hain Celestial Group, Inc.; Inventure Foods, Inc.; J&J Snack Foods Corp.; Lifeway

Foods, Inc.; Medifast, Inc.; Peet’s Coffee & Tea, Inc.; Schiff Nutrition International, Inc.; Smart Balance, Inc.; and Teavana Holdings, Inc.

We benchmarked our post-IPO NEO compensation at the 25th percentile of the peer group median with a one-time front-loaded equity grant to the NEOs upon completion of the IPO. See “—Fiscal 2012 Compensation Decisions” below.

As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our NEOs for fiscal 2012 and fiscal 2013 may not necessarily be indicative of how we may compensate our NEOs in the future.

Fiscal 2012 Compensation Decisions

Base Salary

In past years, our compensation committee has reviewed the base salaries of our NEOs in the first quarter of each fiscal year, taking into account their general knowledge of the compensation practices within our industry, our CEO’s base salary recommendations (other than with respect to himself), the scope of each NEO’s performance, individual contributions, responsibilities, experience, prior salary level and, in the case of a promotion, current position. As part of this annual review process, our compensation committee approved annual increases in base salary for each of our then employed NEOs, other than Mr. Jackson, effective at the beginning of fiscal 2012. These increases took into account accomplishments of each individual during the prior fiscal year. In April 2011: Mr. Foraker’s base salary increased from $325,000 to $335,000; Ms. Bird’s base salary increased from $200,000 to $205,000; Mr. Mortimer’s base salary increased from $255,000 to $265,000; and Mr. Waldman’s base salary increased from $204,750 to $210,000. Upon commencement of her employment in August 2011, the compensation committee approved an annual base salary of $250,000 for Ms. Kennedy. Effective February 22, 2012, Mr. Foraker’s annual base salary increased from $335,000 to $365,000 pursuant to the terms of his new executive employment agreement described below. Additionally, effective February 23, 2012, our compensation committee approved an increase in Ms. Bird’s annual base salary from $205,000 to $210,000 on account of her promotion and title change.

Effective at the beginning of fiscal 2013, our compensation committee approved annual increases in base salary for each of our currently employed NEOs, excluding Mr. Foraker. These increases took into account accomplishments of each individual during the prior fiscal year. In May 2012: Ms. Kennedy’s base salary increased from $250,000 to $270,000; Ms. Bird’s base salary increased from $210,000 to $212,000; Mr. Mortimer’s base salary increased from $265,000 to $280,000; and Mr. Waldman’s base salary increased from $210,000 to $215,000. Effective January 14, 2013, Mr. Mortimer’s base salary was further increased to $300,000 in connection with his promotion from Senior Vice President, Sales, Chief Customer Officer to Executive Vice President, Sales & Marketing, Chief Customer Officer.

We expect our compensation committee to conduct an annual review of each NEO’s base salary, with input from our CEO (other than with respect to himself), and to make adjustments.

Cash Bonus

Our compensation committee adopted an annual cash bonus plan for fiscal 2012, or the 2012 Bonus Plan, in order to reward the performance of our executive officers in achieving our financial and strategic objectives. Under the 2012 Bonus Plan, our compensation committee established target bonus amounts for each of our NEOs (expressed as a percentage of base salary) that would become payable upon the achievement of net sales and Plan EBIT targets based upon our fiscal 2012 annual operating plan. Given our minimal capital expenditures and related depreciation, EBIT is not materially different than EBITDA. The following table shows the 2012 Bonus

Plan targets as a percentage of each NEO’s base salary, which are the same percentages that were in effect under our 2011 annual bonus plan, other than for Ms. Kennedy whose target bonus amount was determined by the compensation committee in connection with the commencement of her employment in August 2011:

Named Executive Officer	Plan EBIT Related Bonus*	Net Sales Related Bonus*	Total Target Bonus Amount*
John M. Foraker	30%	20%	50%
Steven Jackson	21%	14%	35%
Kelly J. Kennedy	21%	14%	35%
Sarah Bird	21%	14%	35%
Mark Mortimer	21%	14%	35%
Lawrence Waldman	21%	14%	35%

*	Subject to reduction in the discretion of our compensation committee.

The 2012 Bonus Plan was designed in substantially the same manner as our fiscal 2011 annual bonus plan as our compensation committee continues to believe that the achievement of EBIT and net sales targets motivates the NEOs to generate both company sales growth and higher profitability. Our compensation committee set the targets under the 2012 Bonus Plan at levels that it believed required a significant level of performance. 40% of each NEO’s total target bonus was based upon net sales target achievement and 60% on Plan EBIT target achievement. The actual award based for each performance metric was determined by a sliding scale of attainment relative to each target metric. The respective target awards were payable upon achievement of Plan EBIT of $18.4 million and net sales of $135.6 million. No bonus amount based on net sales was earned if net sales were $125.41 million or less. No bonus amount based on Plan EBIT was earned if Plan EBIT was less than $13.98 million with 20% of the Plan EBIT bonus amount earned if Plan EBIT was $13.98 million. Approximately 50% of the target awards were payable upon achievement of net sales of $130.8 million and Plan EBIT of $15.09 million. The total bonus award could be reduced in the discretion of our compensation committee. The maximum award based on Plan EBIT performance was capped at 1.25x target. The maximum award based on Plan net sales performance was capped at 1.10x target. At the achieved level of net sales and adjusted EBIT, the bonus payout was 1.175x target.

Based on our actual net sales and Plan EBIT results for fiscal 2012 of $141.3 million and $20.04 million, respectively, the net sales target amount of $135.6 million was exceeded by over $5.7 million, or approximately 4.2%, and the Plan EBIT target amount of $18.4 million was exceeded by $1.6 million, or approximately 9%.

Accordingly, each of our NEOs, other than Mr. Jackson, was paid the cash bonus amounts below under the 2012 Bonus Plan as compared to the target bonus amount:

Named Executive Officer	Net Sales and Plan EBIT Related Target Bonus Amount ($)	Net Sales and Plan EBIT Related Bonus Amount Paid ($)
John M. Foraker	167,500	198,000
Kelly J. Kennedy	87,500	103,000
Sarah Bird	71,750	85,000
Mark Mortimer	92,750	110,000
Lawrence Waldman	73,500	87,000

Under her offer letter, Mr. Kennedy’s bonus under the 2012 Bonus Plan was to be pro rated, however, our compensation committee determined to pay her full bonus amount as a reward for her outstanding performance since joining the company.

Mr. Jackson was not eligible to receive any amounts under the 2012 Bonus Plan as a result of his resignation prior to the end of fiscal 2012.

In addition to the 2012 Bonus Plan, Messrs. Mortimer and Waldman were eligible for additional cash bonus awards as described below.

Mr. Mortimer was eligible for additional cash bonus awards of up to $35,000, based upon the achievement of net sales in excess of planned net sales. If actual net sales exceeded planned net sales by more than 5% for the six months ended October 31, 2011, which would represent an increase of approximately $3.5 million, Mr. Mortimer could earn an additional bonus of $15,000, and if actual net sales exceeded planned company net sales by more than 10% for the same period, or approximately $7.0 million, Mr. Mortimer could earn an additional bonus of $20,000. Mr. Mortimer’s eligibility for any additional bonuses was subject to our ratio of net sales to gross sales exceeding a specified minimum ratio for the measurement period. As actual net sales did not exceed the targeted planned net sales by more than 5% for the period, Mr. Mortimer was not eligible to receive an additional bonus.

Mr. Mortimer received a one time discretionary cash bonus in the amount of $1,000 that was paid to all members of our sales team for achievement of a quarterly sales incentive.

Mr. Waldman was eligible for an additional cash bonus award equal to 5% of the savings achieved in our actual reported cost of goods sold (reflected as cost of sales in our statement of operations) compared to our budgeted cost of goods sold, net of all planned manufacturing variances. We achieved cost of goods sold savings of approximately $540,000, accordingly, Mr. Waldman received an additional cash bonus in the amount of $27,000.

Fiscal 2013 Annual Bonuses

For fiscal 2013, our compensation committee adopted a cash bonus plan similar to our 2012 Bonus Plan, except that (i) to provide equal emphasis on growth and profitability, the Plan EBIT and Net Sales related bonuses will each be 50% of the bonus amount rather than 60% and 40%, respectively, and (ii) to create a stronger incentive for performance, the Plan EBIT bonus will not be capped and bonuses may be earned up to 180% of target.

Mr. Mortimer’s target bonus under the 2013 Bonus Plan was increased from 35% to 45% of his base salary reflecting his important role in achieving the growth objectives of the Company.

Mr. Waldman may earn additional fiscal 2013 awards for achieving established cost saving initiative targets.

Long-term Equity Based Compensation

In fiscal 2012, we issued the following stock option grants under the 2004 Plan to Messrs. Mortimer and Waldman in recognition of their strong performances in fiscal 2011 and our desire to ensure their continued retention with the company:

Grantee	Date of Grant	Number of Stock Options Granted	Exercise Price (FMV on Date of Grant) ($)
Mark Mortimer	August 1, 2011	24,788	17.55
Lawrence Waldman	April 27, 2011	24,788	16.94

On February 23, 2012, our compensation committee adopted an annual equity award program under the Omnibus Incentive Plan for our senior executive officers, including our NEOs (other than Mr. Jackson). Under the program, the compensation committee set an annual value of the equity awards to be granted to our senior executive officers upon completion of the IPO, which grants we refer to as the IPO Awards. The IPO Award consisted of 50% stock options and 50% performance shares and reflected a grant of double the number of stock options that would have otherwise been granted under our annual equity award program. In connection with such double grant, we did not grant stock options as part of the annual equity award program for fiscal 2013. The compensation committee approved the IPO Awards in recognition of our NEOs’ efforts with respect to the IPO and as an incentive for future corporate performance and retention of our NEOs following the IPO.

The IPO Award stock options were granted with an exercise price based on the IPO price of $19 and vest and become exercisable as to 25% of the stock options on each of the second, third, fourth and fifth anniversaries of the IPO, subject to the grantee’s continued employment through the vesting date, with accelerated vesting upon certain terminations of employment or under certain circumstances in connection with a change in control. See “—Outstanding Equity Awards at Fiscal Year End” for more information with respect to the vesting of the stock options.

The IPO Award performance shares vest based on achievement of specified percentages of targeted cumulative compounded adjusted diluted earnings per share growth of the company, or EPS Growth, from March 31, 2012 through March 31, 2015, subject to the grantee’s continued employment through the vesting date. A minimum of 50% of the “target” number of the performance shares will vest if a threshold level of EPS Growth is achieved during the performance period, and up to 150% of the target performance shares will vest to the extent EPS Growth reaches or exceeds a maximum level that is substantially above the target level of EPS Growth. We believe the threshold, target and maximum EPS Growth goals are challenging and provide appropriate incentive to drive stockholder value. The performance shares may accrue dividend equivalents equal to dividends payable on our common stock during the performance period. The performance shares will cliff vest on March 15, 2015 subject to the grantee’s continued employment through such date, with accelerated vesting upon certain terminations of employment or under certain circumstances in connection with a change in control. See “—Outstanding Equity Awards at Fiscal Year End” for more information with respect to the vesting of the performance shares. Upon vesting, the performance shares will be settled in shares of common stock, unless our compensation committee determines otherwise.

The IPO Awards are subject to forfeiture or clawback in the event of a violation of certain confidentiality, non-solicitation and other covenants, as well as in connection with a financial restatement, and shares acquired under the IPO Awards may be subject to minimum retention requirements.

The following table provides the grant date value and number of the IPO Awards granted to our NEOs (other than Mr. Jackson):

Grantee	Stock Option Value ($)	Number of Stock Options Granted	Performance Share Value ($)	Target Number of Performance Shares Granted
John M. Foraker	450,000	62,937	224,998	11,842
Kelly J. Kennedy	160,010	22,379	79,990	4,210
Sarah Bird	100,007	13,987	49,989	2,631
Mark Mortimer	160,010	22,379	79,990	4,210
Lawrence Waldman	120,013	16,785	59,983	3,157

Other Benefits

We provide Messrs. Mortimer and Waldman with car allowances of $500 and $700 per month, respectively. We also provide our NEOs with the same benefits generally provided to all other employees, including a commuter allowance that was provided to those previously employed at our Napa location. Mr. Foraker and Ms. Bird receive this commuter allowance of $150 per month. Prior to his resignation, we also provided Mr. Jackson with a car allowance of $650 per month.

Under our environmental sustainability program, which is applicable to all of our employees, Mr. Waldman received a $5,000 benefit in connection with his purchase of a hybrid vehicle.

Messrs. Mortimer and Waldman also received cash payments of $9,808 and $3,938, respectively, for excess accrued but unused vacation days under our vacation policy as in effect during fiscal 2012. We have modified our vacation policy for fiscal 2013 to provide that no further payments will be made to active employees for accrued but unused vacation days.

Our NEOs are eligible to participate in our 401(k) plan, which is generally available to all employees and allows participants to defer amounts of their annual compensation before taxes, up to the maximum amount specified by the Code. Elective deferrals are immediately vested and nonforfeitable upon contribution by the employee. In fiscal 2012 we matched 25% of an employee’s contributions to the plan, up to 6% of the employee’s compensation, but not in excess of a total match of $2,000 for a plan year.

Severance and Change in Control

We provide limited benefits to certain of our NEOs upon termination and changes in control, as summarized below.

CEO Employment Agreement

During fiscal 2012, Mr. Foraker served as our CEO under an employment agreement. On February 22, 2012 we entered into a new employment agreement with Mr. Foraker in anticipation of his increased responsibilities following the IPO, including an increase of his compensation levels to near the 25th percentile for chief executive officers in our peer group. Both the old and new employment agreements with Mr. Foraker provide for severance and other benefits designed to provide economic protection so that he could remain focused on our business without undue personal concern in the event that his position was eliminated or significantly altered by us, which is particularly important in light of his leadership role at the company. Our board of directors believes that providing severance or similar benefits is common among similarly situated companies and remains essential to recruiting and retaining a CEO, which is a fundamental objective of our executive compensation program. See “—Agreements with Executives—John M. Foraker Employment Agreement.” For more information regarding the potential payments and benefits that would have been provided to Mr. Foraker in connection with a termination of his employment on March 31, 2012, see “—Potential Payments upon Termination or Change in Control.”

CFO Employment Arrangement

In connection with her joining the company, we entered into an offer letter with Ms. Kennedy. The offer letter outlines the key terms of her employment including her base salary, bonus target and initial stock option grant. The compensation committee determined that the compensation payable to Ms. Kennedy was reasonable given her role within the company when compared to our other senior executives and their knowledge of industry compensation. See “—Agreements with Executives—Kelly J. Kennedy Offer Letter.”

Option Purchase Agreements

During fiscal 2012, we offered Messrs. Foraker and Mortimer and Ms. Bird the opportunity to sell options back to us pursuant to Section 5(j) of the 2004 Plan to provide them with liquidity as such NEOs had been accruing shares of our common stock over their long period of service with us without an opportunity to sell. At the time of the offer we were not yet anticipating the IPO. On April 27, 2011, we entered into option purchase agreements with each of Mr. Foraker and Ms. Bird. Mr. Mortimer elected not to participate in the offer. Under the option purchase agreements, we purchased certain stock options and paid to each of Mr. Foraker and Ms. Bird a cash price per option equivalent to the difference between the fair market value of a share of common stock as of that date, as determined by our board of directors, and the exercise price of such options pursuant to the respective option grant letters. Pursuant to such agreements, Mr. Foraker tendered to us a portion of an option with respect to 41,596 shares of our common stock in exchange for cash consideration of $499,738, and Ms. Bird tendered to us a portion of an option with respect to 8,676 shares of our common stock in exchange for cash consideration of $101,850.

Amendment of CEO Option Grant Letters

In February 2012, our compensation committee approved an amendment to the grant letters for the non-plan stock options granted to Mr. Foraker on September 8, 2006 and September 22, 2009 to accurately reflect the compensation committee’s intent when the stock options were granted that the vesting conditions would include an initial public offering of our stock. Accordingly, such stock options vested upon the completion of the IPO.

Former CFO Employment Separation and Release Agreement

Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer pursuant to an employment separation agreement and release with us dated April 19, 2011. The agreement was a result of negotiations with Mr. Jackson that took into consideration his prior performance with the company and our desire to achieve a smooth transition of his role. Pursuant to the agreement, we agreed to extend the exercise period for his outstanding, vested options to purchase 77,463 shares of our common stock through May 31, 2012. In connection with his resignation, the unvested portion of his options was forfeited. In addition, Mr. Jackson agreed to accept $220,000 in full satisfaction and in lieu of any bonus amounts under the 2011 Bonus Plan and his additional cost of goods sold bonus. The agreement provided for up to five months of severance payments for Mr. Jackson at the rate of his then current base salary, payable in accordance with our regular payroll schedule, and certain health care benefits. Such payments and benefits terminated after 4 months in connection with Mr. Jackson’s commencing subsequent employment.

Change in Control Provisions

The prospect of a change in control of the company can cause significant distraction and uncertainty for executive officers. Accordingly, our board of directors believes that appropriate change in control provisions in equity award agreements are important tools for aligning executives’ interests in change in control transactions with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment.

Accordingly, our continuous service vesting grant letters generally contain provisions accelerating the vesting of certain portions of the stock option and performance shares upon a change in control (as such term is defined in the 2004 Plan or Omnibus Incentive Plan, as applicable). Some of the grant letters for stock options granted outside of the 2004 Plan vest completely upon a change in control. In addition, regardless of whether the grant letter contains an accelerated vesting provision, under the 2004 Plan and the Omnibus Incentive Plan, upon a change in control, with certain exceptions, our compensation committee will determine whether outstanding options will fully vest and become exercisable, be paid out immediately in cash for the full value of the options as determined by our compensation committee, be substituted for options in the corporation resulting from the change in control or be treated in some other manner deemed equitable and appropriate. Thereafter, any unvested stock options with respect to which vesting is accelerated may be exercised in whole or in part.

For more information regarding the potential payments and benefits that would be provided to our NEOs in connection with a change in control on March 31, 2012, see “—Potential Payments upon Termination or Change in Control.”

Other Compensation Practices and Policies

Tax Considerations

Section 162(m) of the Code, generally disallows a federal income tax deduction to public corporations for compensation greater than $1.0 million paid for any fiscal year to a corporation’s chief executive officer and to certain other highly compensated executive officers. Prior to our IPO, our board of directors did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation because we were not a public corporation. This limitation generally does not apply to performance-based compensation under a plan that is approved by the stockholders of a company that also meets certain other technical requirements. The 2004 Plan and Omnibus Incentive Plan were adopted and approved by stockholders prior to our IPO and therefore awards under both plans are exempt from Section 162(m) during a reliance period under applicable regulations. With respect to each plan, this reliance period ends upon the earlier of: (i) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 2015; (ii) the expiration of the plan; (iii) the issuance of all stock under the plan; or (iv) the date such plan is materially amended. Our compensation committee may utilize performance-based compensation programs that meet the deductibility requirements under Section 162(m), however, our compensation committee may also approve compensation that may not be deductible if the compensation committee determines that such compensation is in the best interests of the company which may include for example, the payment of certain non-deductible compensation necessary in order to attract and retain executive talent.

Policy Regarding the Timing of Equity Awards

There has been no market for our common stock prior to the consummation of our IPO. Accordingly, in fiscal 2012, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any such program, plan or practice currently in place. However, we ensure that equity awards are granted at fair market value on the date of grant.

Stock Ownership Policies

We have not established stock ownership or similar guidelines with regard to our executive officers. All of our executive officers currently have a direct or indirect equity interest through their stock option holdings in our company, and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us.

Recoupment Policy

We have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or in the event of a violation of certain confidentiality, non-solicitation or other covenants. We are also subject to the recoupment requirements under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

On September 10, 2012, we adopted stock ownership guidelines for our NEOs that we believe are appropriate to align the financial interests of our NEOs with those of the company and its stockholders. Our compensation committee may grant relief from the guidelines, including the retention requirements, in its sole discretion based on special circumstances, including financial hardship, compliance with a court order or estate planning. Our compensation committee will review each NEO’s compliance with the guidelines at least annually and will report the level of compliance to our board of directors.

Foraker Stock Trading Plan

On November 30, 2012, Mr. Foraker adopted a stock trading plan, or 10b5-1 Plan, in accordance with guidelines specified by Rule 10b5-1 under the Exchange Act, which permits corporate officers, directors and others to adopt written, pre-arranged stock trading plans when they are not in possession of material, non-public information. Using these plans, insiders may gradually diversify their investment portfolios and spread stock trades over a period of time regardless of any material, non-public information they may receive after adopting their plans. In accordance with Rule 10b5-1, Mr. Foraker will have no discretion over the sales of his shares of common stock under the 10b5-1 Plan. Under the 10b5-1 Plan, up to 74,364 of Mr. Foraker’s stock options to purchase shares of our common stock, all with an exercise price of $8.88 per share, will be exercised and the underlying shares will be sold into the marketplace, subject to satisfaction of certain conditions, during the period that commenced on December 31, 2012 and that will be completed by December 31, 2013. Under the 10b5-1 Plan, shares would be sold in near-equal monthly installments. If fully exercised, the planned sales would represent the sale of approximately 16% of Mr. Foraker’s stock options, and he would retain 391,377 stock options. The 10b5-1 Plan will allow Mr. Foraker to diversify a portion of his portfolio before the stock options expire and support his long-term financial planning. He will continue to have a substantial equity investment in us during and after the period covered by the 10b5-1 Plan.

Risk Considerations in Our Compensation Program

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our NEOs during fiscal 2012:

Named Executive Officer and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
John M. Foraker	2012	336,583	—		224,998	450,000	198,000	—	516,570	1,726,151
Chief Executive Officer	2011	323,125	—		—	—	270,000	—	13,085	606,210

Kelly J. Kennedy Chief Financial Officer	2012	156,250	—		79,990	781,395	103,000	—	7,219	1,127,854

Steven Jackson(4)	2012	51,042	—		—	—	—	—	89,421	140,462
Former Chief Financial Officer and Chief Operating Officer	2011	244,583	220,000	(5)	—	—	—	—	21,360	485,943

Sarah Bird	2012	205,104	—		49,989	100,007	85,000	—	117,526	557,626
Senior Vice President —Marketing/Chief Mom Officer	2011	199,166	—		—	—	119,000	—	11,809	329,975

Mark Mortimer	2012	264,583	1,000	(6)	79,990	367,138	110,000	—	29,377	852,089
Executive Vice President, Sales & Marketing, Chief Customer Officer	2011	254,583	5,000	(7)	—	—	168,000	—	17,622	445,205

Lawrence Waldman	2012	209,781	—		59,983	325,198	114,000	—	32,917	741,879
Senior Vice President—Operations and Supply Chain	2011	204,343	—		—	—	220,000	—	22,071	446,414

(1)	The amounts represent the aggregate grant date fair value of stock and option awards granted by the company in fiscal 2012, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to our financial statements included elsewhere in this prospectus. These amounts reflect the company’s accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the NEOs. For the performance shares granted in fiscal 2012, the amount shown in the table reflects the grant date value of a payout if performance is achieved at target level (100% of target shares). If the maximum performance level is achieved (150% of target shares), the grant date value for each NEO with respect to such performance shares would be: Mr. Foraker—$337,497; Ms. Kennedy—$119,985; Ms. Bird—$74,984; Mr. Mortimer—$119,985; and Mr. Waldman—$89,975.
(2)	Reflects amounts earned (i) under the 2011 and 2012 Bonus Plans, (ii) by Mr. Mortimer and Mr. Waldman for performance achieved under their additional bonus plans for fiscal 2011, and (iii) by Mr. Waldman for performance achieved under his additional bonus plan for 2012 as described under “—Fiscal 2012 Compensation Decisions—Cash Bonus.”
(3)	A detailed breakdown of “All Other Compensation” for fiscal 2012 is provided in the table below:

Name	Company Contribution to Benefits ($)	Company- paid Life Insurance and Disability ($)	Vacation Payout ($)(a)	Company Match to 401(k) Plan ($)	Transportation Allowance ($)(b)	Sustainability Benefit ($)	Severance ($)	Option Purchase ($)(c)	Total ($)
John M. Foraker	12,746	823	—	1,463	1,800	—	—	499,738	516,570
Kelly J. Kennedy	6,730	489	—	—	—	—	—	—	7,219
Steven Jackson	2,100	149	20,767	313	1,950	—	64,142	—	89,421
Sarah Bird	11,030	823	—	2,022	1,800	—	—	101,850	117,526
Mark Mortimer	12,746	823	9,808	—	6,000	—	—	—	29,377
Lawrence Waldman	12,746	823	3,938	2,010	8,400	5,000	—	—	32,917

(a)	Consists of a payment to Mr. Jackson for his accrued but unused vacation time upon his resignation in accordance with the Company’s vacation policy. Consists of payments to Messrs. Mortimer and Waldman for excess accrued but unused vacation days under our vacation policy as in effect during fiscal 2012. We have modified our vacation policy for fiscal 2013 to provide that no further payments will be made to active employees for accrued but unused vacation days.
(b)	Consists of a commuter allowance for Mr. Foraker and Ms. Bird and a car allowance for Messrs. Mortimer and Waldman and, prior to his resignation, Mr. Jackson.
(c)	Reflects the option purchases described under “—Fiscal 2012 Compensation Decisions—Option Purchase Agreements.”

(4)	Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer.
(5)	Mr. Jackson agreed to accept this amount in full satisfaction and in lieu of all bonus awards for fiscal 2011.
(6)	Reflects a one time discretionary bonus paid to all members of the company’s sales team.
(7)	Reflects a discretionary bonus awarded to Mr. Mortimer for fiscal 2011 for nearly achieving the target under his fiscal 2011 additional mainstream grocery channel net sales bonus.

Fiscal 2012 Grants of Plan-based Awards

The following table sets forth information regarding grants of plan-based non-equity incentive awards made to our NEOs during fiscal 2012:

			Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)						Estimated Future Payouts Under Equity Incentive Plan Awards(12)			All Other Option Awards: Number of Securities Underlying Options ($)(13)	Exercise or Base Price of Option Awards ($/sh)(14)	Grant Date Fair Value of Stock and Option Awards ($)(15)
Name	Approval Date	Grant Date	Threshold ($)		Target ($)		Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
John M. Foraker			20,770	(2)	167,500	(3)	242,507	(4)	—	—	—	—	—	—
	2/23/12		—		—		—		5,921	11,842	17,763	—	—	224,998
	2/23/12		—		—		—		—	—	—	62,937	19.00	450,000
Kelly J. Kennedy			10,850	(2)	87,500	(5)	126,683	(4)	—	—	—	—	—	—
	2/23/12		—		—		—		2,105	4,210	6,315			79,990
	2/23/12		—		—		—		—	—	—	22,379	19.00	160,010
Steven Jackson(6)			10,633	(2)	85,750		124,149	(4)	—	—	—	—	—	—
Sarah Bird			8,897	(2)	71,750	(7)	103,880	(4)	—	—	—	—	—	—
	2/23/12		—		—		—		1,316	2,631	3,947	—	—	49,989
	2/23/12		—		—		—		—	—	—	13,987	19.00	100,007
Mark Mortimer			11,501	(2)	92,750	(8)	134,283	(4)	—	—	—	—	—	—
			—		35,000	(9)	—		—	—	—	—	—	—
	2/23/12		—		—		—		2,105	4,210	6,315	—	—	79,990
	2/23/12		—		—		—		—	—	—	22,379	19.00	160,010
Lawrence Waldman			9,114	(2)	73,500	(10)	106,413	(4)	—	—	—	—	—	—
			—		101,000	(11)	—		—	—	—	—	—	—
	2/23/12		—		—		—		1,579	3,157	4,736	—	—	59,983
	2/23/12		—		—		—		—	—	—	16,785	19.00	120,013

(1)	Reflects the range of awards the NEO was potentially entitled to receive based on achievement pursuant to our 2012 Bonus Plan and additional bonus plans for certain NEOs as described above under “Cash Bonus.”
(2)	The threshold amount reflected in the table above for awards under the 2012 Bonus Plan is equal to the sum of the threshold amount payable for the net sales bonus amount (40% of the target amount) plus the threshold amount for the Plan EBIT bonus amount (60% of the target amount). The threshold for receiving a net sales bonus amount was achievement of net sales above $125.41 million, at which level 0% of the net sales bonus amount was earned, with the payout percentage increasing for net sales achieved between $125.41 million and the target level of $135.58 million. For the purposes of disclosure, this table reflects a threshold net sales bonus amount equal to 1% of the target net sales bonus amount based on achievement of net sales at a minimum level of $125.41 million. The threshold for receiving a Plan EBIT bonus amount was achievement of Plan EBIT of $13.98 million, at which level 20% of the Plan EBIT bonus amount was earned.
(3)	This cash bonus was awarded under the 2012 Bonus Plan. The amount actually paid was $198,000.
(4)	The net sales portion of the 2012 Bonus Plan was capped at 110% achievement (for net sales achieved of $149.14 million) which corresponded to a 137.4% payout. The EBIT portion was capped at 125% (for EBIT achieved of $23 million) achievement which corresponded to a 149.7% payout.
(5)	This cash bonus was awarded under the 2012 Bonus Plan. The amount actually paid was $103,000.

(6)	Effective May 31, 2011, Mr. Jackson resigned his roles as our Chief Financial Officer and Chief Operating Officer and was therefore not eligible to receive a bonus under the 2012 Bonus Plan.
(7)	This cash bonus was awarded under the 2012 Bonus Plan. The amount actually paid was $85,000.
(8)	This cash bonus was awarded under the 2011 Bonus Plan. The amount actually paid was $110,000.
(9)	This additional bonus award was based on net sales targets. This award was paid solely at target achievement with no threshold or maximum payout below or above the target. The amount actually paid was $0.
(10)	This cash bonus was awarded under the 2012 Bonus Plan. The amount actually paid was $87,000.
(11)	This additional bonus award was based on savings achieved in cost of goods sold in fiscal 2012 compared to our budgeted cost of goods sold. The target amount shown reflects a representative amount based on the amount that would have been paid had such performance metric been applied in fiscal 2011. This award was paid solely at target achievement with no threshold or maximum payout below or above target. The amount actually paid was $27,000.
(12)	Reflects the number of performance shares granted pursuant to our Omnibus Incentive Plan that would vest based on the level of achievement by the company of EPS Growth from March 31, 2012 through March 31, 2015, subject to the grantee’s continued employment through the vesting date. For each performance share earned the NEO will receive one share of our common stock. See “—Long-Term Equity Based Compensation.”
(13)	Reflects options granted pursuant to our Omnibus Incentive Plan that will vest and become exercisable as to 25% of the option on each of March 27, 2014, 2015, 2016 and 2017, subject to the NEO’s continued employment through the applicable vesting date. Vesting would accelerate upon the NEO’s death or disability or upon a change in control of the company.
(14)	The exercise price of these options was equal to the per share price of our common stock in the IPO.
(15)	The value of a performance share or stock option award is based on the fair value of such award, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to our financial statements included elsewhere in this prospectus. For the performance shares granted in fiscal 2012, the amount shown in the table reflects the grant date value of a payout if performance is achieved at target level (100% of target shares).

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding option and performance share awards held by our NEOs as of March 31, 2012:

		Option Awards					Stock Awards
Named Executive Officer	Type of Award/ Plan	Number of Securities Underlying Unexercised Options (#)—Exercisable	Number of Securities Underlying Unexercised Options (#)—Unexercisable		Option Exercise Price ($ per share)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John M. Foraker	Options under 2004 Plan	9,916	—		$4.93	11/19/2012
	Options under 2004 Plan	154,924	—		$5.20	5/8/2015
	Options under 2004 Plan	37,182	—		$6.62	7/12/2016
	Options under 2004 Plan	61,970	—		$6.62	7/12/2016
	Non-Plan Options	74,364	—		$6.62	9/7/2016
	Non-Plan Options	74,364	—		$8.88	9/21/2014
	Options under Omnibus Plan	—	62,937	(1)	$19.00	3/26/2022
	Performance Shares under Omnibus Plan	—	—		—	—	5,921	(2)	206,288

Kelly J. Kennedy	Options under 2004 Plan	—	74,364	(3)	$17.55	7/31/2021
	Options under Omnibus Plan	—	22,379	(1)	$19.00	3/26/2022
	Performance Shares under Omnibus Plan	—	—		—	—	2,105	(2)	73,338

Steven Jackson(5)	Options under 2004 Plan	49,576	—		$7.30	5/31/2012
	Options under 2004 Plan	12,394	—		$8.75	5/31/2012
	Non-Plan Options	15,493	—		$8.88	5/31/2012

Sarah Bird	Options under 2004 Plan	28,506	—		$5.20	5/8/2015
	Options under 2004 Plan	9,916	—		$6.62	7/12/2016
	Options under 2004 Plan	14,873	—		$7.95	3/7/2017
	Options under 2004 Plan	30,985	—		$8.75	7/10/2017
	Options under 2004 Plan	18,591	—		$8.88	6/10/2018
	Options under Omnibus Plan	—	13,987	(1)	$19.00	3/26/2022
	Performance Shares under Omnibus Plan	—	—		—	—	1,316	(2)	45,849

Mark Mortimer	Options under 2004 Plan	74,364	—		$6.62	9/7/2016
	Options under 2004 Plan	12,394	—		$8.75	7/10/2017
	Options under 2004 Plan	6,197	—		$8.88	6/10/2018
	Options under 2004 Plan	—	24,788	(3)	$17.55	8/1/2021
	Non-Plan Options	12,394	—		$8.88	9/21/2014
	Options under Omnibus Plan	—	22,379	(1)	$19.00	3/26/2022
	Performance Shares under Omnibus Plan	—	—		—	—	2,105	(2)	73,338

Lawrence Waldman	Options under 2004 Plan	61,970	—		$8.88	5/15/2018
	Options under 2004 Plan	—	24,788	(4)	$16.94	4/26/2021
	Options under Omnibus Plan	—	16,785	(1)	$19.00	3/26/2022
	Performance Shares under Omnibus Plan	—	—		—	—	1,579	(2)	55,012

(1)	These options will vest and become exercisable as to 25% of the option on each of March 27, 2014, 2015, 2016 and 2017, subject to the NEO’s continued employment through the applicable vesting date. Vesting would accelerate upon the NEO’s death or disability or upon a change in control of the company.
(2)	Reflects the number of performance shares that would vest based on the threshold level (50% of target shares) for achievement by the company of 15% EPS Growth from March 31, 2012 through March 31, 2015, subject to the grantee’s continued employment through the vesting date. 100% of the target shares will vest for achievement by the company of 22.5% EPS Growth during such period and maximum of 150% of the target shares will vest for achievement by the company of 30% and above EPS Growth during such period. No shares will vest if less than 15% EPS Growth is achieved during such period. For each performance share earned the NEO will receive one share of our common stock.
(3)	25% of these options vested and became exercisable on August 1, 2012, and the remaining options will vest and become exercisable as to 25% of the option on each of August 1, 2013, 2014 and 2015, subject to the NEO’s continued employment through the applicable vesting date.
(4)	50% of these options vested and became exercisable on April 27, 2012, and the remaining 50% will vest and become exercisable on April 27, 2013, subject to the NEO’s continued employment through such vesting date, with accelerated vesting upon a change in control of the company prior to such date.
(5)	Pursuant to Mr. Jackson’s separation agreement, we agreed to extend the exercise period for his outstanding vested options through May 31, 2012. Mr. Jackson exercised all such options on April 30, 2012.

Option Exercises and Stock Vested

The following table summarizes the stock options exercised by NEOs during the fiscal year ended March 31, 2012.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
John Foraker	7,436	91,320

(1)	Value realized represents the market value on the date of exercise in excess of the exercise price.

Pension Benefits

None of our NEOs participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-qualified Deferred Compensation

None of our NEOs participates in, or has account balances in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The following table summarizes the potential payments payable to Mr. Foraker, our CEO, (or his estate) if he dies or if we terminate his employment due to his having a disability or without “cause,” as described in more detail below under “—Agreements with Executives.” In addition, the following table provides for value of the acceleration of our NEOs’ unvested stock options upon a change in control of the company, which to the extent applicable we have assumed would have been accelerated in the discretion of our compensation committee, and performance shares at target level performance based on the assumption that the performance shares would not be assumed or replaced by a successor entity upon such change in control. No other payments or benefits are triggered by a change in control of the company. The amounts payable to Mr. Foraker in connection with a change in control would be subject to reduction to the extent necessary to avoid the excise tax imposed under

Section 4999 of the Code on “excess parachute payments,” as defined in Section 280G of the Code, if such reduction would be more favorable to him on an after-tax basis. The table reflects estimated amounts assuming that termination and change in control, as applicable, occurred on March 31, 2012, the last day of fiscal 2012. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event. The table does not include Mr. Jackson who resigned during fiscal 2012 and whose severance is described elsewhere herein.

Name	Severance upon Termination without Cause or for Good Reason before a Change in Control		Severance upon Termination without Cause or for Good Reason within 24 months after a Change in Control		Severance upon Termination as a Result of Disability		Value of Accelerated Stock Options upon a Change in Control(4)
John M. Foraker	$365,000	(1)	$730,000	(2)	$91,250	(3)	$1,409,497
Kelly J. Kennedy	N/A		N/A		N/A		$822,598
Sarah Bird	N/A		N/A		N/A		$313,218
Lawrence Waldman	N/A		N/A		N/A		$375,864
Mark Mortimer	N/A		N/A		N/A		$667,797

(1)	The severance amount would be paid over the course of 12 months and be in addition to certain medical benefits to which Mr. Foraker would be entitled under his employment agreement.
(2)	The severance amount would be paid over the course of 24 months and be in addition to certain medical benefits to which Mr. Foraker would be entitled under his employment agreement.
(3)	The severance amount would be paid over the course of three months and be in addition to certain medical benefits to which Mr. Foraker would be entitled under his employment agreement.
(4)	The amount reported represents the value of the accelerated vesting of (i) stock options calculated based on the “spread” value between $34.84, the closing price of our common stock at March 31, 2012 and the exercise price of such options plus (ii) performance shares based on deemed achievement at target level performance.

Agreements with Executives

Amounts paid in fiscal 2012 to Mr. Foraker and Ms. Kennedy were based, in part, on their agreements with us as described below. We do not have employment agreements or current offer letters with any of our other NEOs.

John M. Foraker Employment Agreement

Through February 21, 2012, we were party to an employment agreement with Mr. Foraker, effective January 3, 2006, that provided for his employment as our Chief Executive Officer, with a base salary (which was $335,000 at the beginning of fiscal 2012), until such time that his employment was terminated by resignation, by our company with or without cause, or in the event of death or disability (as further described in the employment agreement). Mr. Foraker’s base salary was subject to adjustment by our board of directors. In connection with his employment, Mr. Foraker was eligible to be considered for annual bonuses upon achievement of performance milestones set by our compensation committee and for other benefits under the company’s employee benefits plans. In addition, our board of directors could annually grant to Mr. Foraker options to purchase our common stock. As part of his employment agreement, Mr. Foraker also agreed to provisions relating to non-competition, non-solicitation, non-disparagement, return of property, confidentiality and protection of our intellectual property.

Upon termination for cause, all stock options held by Mr. Foraker would be forfeited and canceled. Cause was defined as (1) failure to perform material employment-related duties not cured within 30 business days of receipt of notice from the company, (2) engaging in misconduct that has caused or is reasonably expected to result in material injury to, or materially impair the goodwill of, the company, (3) knowing and intentional violation of any material company policy, (4) personal dishonesty or breach of fiduciary duty, (5) indictment or conviction of, or entering a plea of guilty nolo contendere to, a crime that constitutes a felony or (6) breach of any material obligation under any written agreement or covenant with the company. Upon any other termination of Mr. Foraker’s employment, only the unvested stock options held by him would be canceled. Except for termination in the event of death or disability, upon termination Mr. Foraker would forfeit the right to receive any bonus for the year in which the termination occurred.

Mr. Foraker was entitled to severance payments and benefits if terminated without cause or as a result of disability, and subject to his execution of a written general release. If terminated as a result of disability, Mr. Foraker was entitled to 90 days of his base salary, to be paid according to our regular payroll schedule, as well as certain medical benefits. If terminated without cause, Mr. Foraker was entitled to certain medical benefits and half of his base salary to be paid according to our regular payroll schedule over the course of six months.

We entered into a new executive employment agreement with Mr. Foraker effective February 22, 2012. This agreement provides for his continued employment as our Chief Executive Officer, with a base salary of $365,000 effective February 22, 2012, until such time that his employment is terminated by us with or without cause, in the event of his death or disability or if he resigns with or without good reason (as further described in the employment agreement). Mr. Foraker’s base salary is subject to adjustment by our board of directors. In connection with his employment, Mr. Foraker is eligible to be considered for annual bonuses upon achievement of performance milestones set by our compensation committee, with the target bonus being set at 50% of his base salary, and for other benefits under our employee benefits plans. In addition, our board of directors may annually grant to Mr. Foraker options to purchase our common stock and other equity incentive awards. Under his employment agreement, Mr. Foraker also agreed to provisions relating to non-competition, non-solicitation, non-disparagement, return of property, confidentiality and protection of our intellectual property.

Upon termination for cause, all stock options and equity awards held by Mr. Foraker will be forfeited and canceled. Cause is generally defined as (1) the failure to perform material employment-related duties not cured within 30 business days of receipt of notice from us, (2) engaging in misconduct that has caused or is reasonably expected to result in material injury to us, or materially impair our goodwill, (3) a knowing and intentional violation of any material company policy, (4) personal dishonesty or breach of fiduciary duty, (5) an indictment or conviction of, or entering a plea of guilty nolo contendere to, a crime that constitutes a felony or (6) a breach of any material obligation under any written agreement or covenant with us. Upon any other termination of Mr. Foraker’s employment not occurring within 24 months after a change in control, except for a termination in the event of his death or disability, only the unvested stock options and other unvested awards held by him will be canceled. Upon a termination in the event of his death or disability, or upon either a termination without cause by the company or a resignation for good reason by Mr. Foraker that occurs within 24 months after a change in control, all unvested options or other unvested equity awards will immediately be accelerated and will become fully vested as of the termination date. Good Reason is generally defined as (1) a material and adverse reduction in the title, authority, duties or responsibilities of Mr. Foraker without his prior consent, (2) a reduction of more than 10% in his base salary or annual target bonus (unless part of a general reduction for all executives), (3) the relocation of his primary worksite more than 50 miles from its current location without his prior consent, or (4) any material breach or material violation of a material provision of his employment agreement by us; provided that, to resign for good reason, Mr. Foraker must first provide us with not less than 45 days notice of his intent to resign for good reason following which we have 30 days to cure and we fail to cure within such period. Upon a termination for cause or a resignation not for good reason, Mr. Foraker will not be eligible or entitled to any unpaid bonus from the prior fiscal year or any bonus from the current fiscal year. Upon any other termination of Mr. Foraker’s employment, he will be entitled to any earned but unpaid bonus from the prior fiscal year and a pro-rata bonus for the fiscal year in which the termination occurs, except that upon his resignation for good reason or termination without cause within 24 months after a change in control, he will be entitled to the full target bonus for the fiscal year in which the termination occurs.

Mr. Foraker is entitled to severance payments and benefits if he resigns for good reason or is terminated without cause or as a result of disability, subject to his execution of a written general release. If terminated as a result of disability, Mr. Foraker is entitled to 90 days of his base salary, to be paid according to our regular payroll schedule, as well as certain paid medical benefits. If terminated without cause or if he resigns for good reason absent a change in control, Mr. Foraker is entitled to one year of his base salary to be paid according to our regular payroll schedule over the course of 12 months, as well as certain paid medical benefits. If terminated without cause or if he resigns for good reason within 24 months after a change in control, Mr. Foraker is entitled to two years of his base salary to be paid according to our regular payroll schedule over the course of 24 months, as well as certain paid medical benefits. If Mr. Foraker becomes entitled to any amounts subject to any tax imposed under Section 4999 of the Code on “excess parachute payments,” as defined in Section 280G of the Code, he will not be entitled to a gross-up, but such amounts will be reduced to the extent necessary to avoid such excise tax if such reduction would be more favorable to him on an after-tax basis.

Kelly J. Kennedy Offer Letter

On August 1, 2011, Kelly J. Kennedy began her employment as our CFO pursuant to an offer letter with us dated June 24, 2011. For fiscal 2012, Ms. Kennedy’s base salary was $250,000. Her annual bonus target is 35% of her base salary based on both company and individual performance objectives. Ms. Kennedy also was granted an option under the 2004 Plan to purchase 74,364 shares of our common stock with an exercise price of $17.55, the fair market value on the date of grant. Commencing on the first anniversary of the date of grant, the option will vest 25% per year over four years. Upon a change in control, the installment that would otherwise vest on the fourth anniversary of the date of grant will become exercisable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Registration Rights Agreement

We are party to an amended and restated registration rights agreement dated as of November 14, 2005, or Registration Rights Agreement, relating to our shares of common stock held by certain affiliates of Solera, Najeti Organics LLC and certain other stockholders. Under the Registration Rights Agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our shares of common stock offered pursuant to this agreement other than underwriting discounts and selling commissions. The Registration Rights Agreement contains customary indemnification provisions. Further, under the Registration Rights Agreement, we and each stockholder party agreed, if required by the managing underwriter in an underwritten offering, not to effect (other than pursuant to such registration) any public sale or distribution, of any of its stockholdings in our company or securities convertible into any of our equity securities for 180 days after, and during the 20 days prior to, the effective date of such registration.

Demand Registration Rights

Under the Registration Rights Agreement, subject to certain exceptions, Solera has the right to require us to register for public sale under the Securities Act all shares of common stock held by it that it requests be registered, in which case we would be required to notify and offer registration to the other stockholder parties insofar as the aggregate number of shares to be registered does not exceed the number which can be sold in such offering without materially and adversely affecting the offering price, as determined by the relevant managing underwriter or investment banking firm.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities other than with respect to (1) a registration related to a company stock plan or (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions, all stockholders party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, certain of our stockholders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Option Purchase Agreements

On April 27, 2011, pursuant to Section 5(j) of the 2004 Plan, we entered into option purchase agreements with each of Mr. Foraker and Ms. Bird for the purchase of certain common stock options and paid to each of Mr. Foraker and Ms. Bird a cash price per option equivalent to the difference between the fair market value of a share of common stock as of that date, as determined by our board of directors, and the exercise price of such options pursuant to the respective option grant letters. Pursuant to such agreements, Mr. Foraker tendered to us a portion of an option with respect to 41,596 shares of our common stock in exchange for cash consideration of $499,738, and Ms. Bird tendered to us a portion of an option with respect to 8,676 shares of our common stock in exchange for cash consideration of $101,850.

Certain Offering Expenses

Our expenses in connection with (i) the IPO included approximately $1.0 million paid, (ii) the secondary public offering that closed on August 6, 2012 included approximately $0.7 million paid and (iii) this offering will include approximately $0.5 million payable to, or on behalf of, Solera relating to legal and other out-of-pocket expenses incurred in the course of the IPO, the secondary public offering that closed on August 6, 2012 and in this offering, as applicable.

Share Repurchase Agreement

On February 28, 2013, we entered into an agreement with Solera Partners, L.P. and SCI Partners, L.P. to repurchase 500,000 shares of our common stock, concurrently with the closing of this offering in a private non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. The closing of the share repurchase is contingent on the closing of this offering and the satisfaction of certain other customary conditions. The closing of this offering is not conditioned on the closing of the share repurchase, and there can be no assurance that the share repurchase will be completed.

Procedures for Related-party Transactions

Our board of directors adopted, effective upon the consummation of our IPO, a written code of business conduct and ethics for our company, which is available on our website at www.annies.com. The code of business conduct and ethics was not in effect when we entered into the related-party transactions discussed above except the share repurchase agreement. Under our code of business conduct and ethics, our employees, officers, directors and consultants will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related-party transactions, to their supervisor, an executive officer of the company or the compliance officer of the company, as defined in our code of business conduct and ethics, who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to approve any related-party transactions, including those transactions involving our directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 1, 2013, by:

•	each stockholder we know to own beneficially more than 5% of our common stock;

•	each of our named executive officers and directors individually; and

•	all of our named executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2013 are deemed to be outstanding and beneficially owned by the person holding the options. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership of our common stock for the following table is based on 17,348,537 shares of our common stock outstanding as of March 1, 2013. The table set forth below does not give effect to the exercise by the underwriters of their option to purchase additional shares of our common stock from certain selling stockholders to cover overallotments. Such option entitles the underwriters to purchase up to 525,000 shares from the Solera Funds.

Unless otherwise indicated, the address for each listed stockholder is c/o Annie’s, Inc., 1610 Fifth Street, Berkeley, CA 94710. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares of Common Stock Owned Before this Offering and the Share Repurchase		Shares Offered	Shares of Common Stock Owned After this Offering and the Share Repurchase
Name	Number	Percent		Number	Percent
5% Stockholders:
Solera Funds(1)	6,537,096	37.7%	3,500,000	2,537,096	15.1%
TimesSquare Capital Management, LLC(2)	1,399,070	8.1%	—	1,399,070	8.3%
Black Rock, Inc.(3)	1,020,194	5.9%	—	1,020,194	6.1%
Wells Fargo & Company(4)	912,832	5.3%	—	912,832	5.4%
Steven A. Cohen(5)	869,800	5.0%	—	869,800	5.2%
Named Executive Officers and Directors:
John M. Foraker(6)	384,210	2.2%	—	384,210	2.2%
Kelly J. Kennedy(7)	19,091	*	—	19,091	*
Amanda K. Martinez(8)	—	*	—	—	*
Mark Mortimer(9)	73,546	*	—	73,546	*
Sarah Bird(10)	75,615	*	—	75,615	*
Steven Jackson	—	*	—	—	*
Lawrence Waldman(11)	60,873	*	—	60,873	*
Molly F. Ashby(1)	6,537,096	37.7%	3,500,000	2,537,096	15.1%
Julie D. Klapstein	—	*	—	—	*
Bettina M. Whyte(12)	6,197	*	—	6,197	*
Lawrence S. Peiros	—	*	—	—	*
Billie Ida Williamson(13)	300	*	—	300	*
All named executive officers and directors as a group (12 persons)	7,156,928	39.8%	3,500,000	3,156,928	18.1%

*	Less than 1%
(1)

Represents shares owned by Solera Partners, L.P. and SCI Partners, L.P. (the “Solera Funds”). Solera Partners, L.P. is controlled by its general partner, Solera Capital GP, L.P., which is controlled by its general partner, Solera GP, LLC. Ms. Ashby is the sole managing member of Solera GP, LLC. In addition, investment and disposition decisions for Solera Partners, L.P. are generally made by a majority vote of the investment committee of Solera Capital GP, L.P., which majority vote must include Ms. Ashby. The investment committee is comprised of three members, including Ms. Ashby. SCI Partners, L.P. is controlled by its general partner, Solera GP II, LLC. Ms. Ashby is the sole managing member of Solera GP II, LLC. Ms. Ashby expressly disclaims beneficial ownership of such shares as to which she does not have a pecuniary interest. The address of each of the Solera Funds and Ms. Ashby is c/o Solera Capital, LLC, 625 Madison Avenue, New York, New York 10022. If the underwriters’ overallotment option is exercised in full, the Solera Funds would own 2,012,096 shares of common stock, or 11.9%, after this offering and the share repurchase. If for any reason the share repurchase is not consummated, the Solera Funds will hold an additional 2.4%. An affiliate of J.P. Morgan Securities, LLC, a broker-dealer and one of the underwriters in this offering, is a limited partner in Solera Partners, L.P., our largest stockholder and one of the selling stockholders.

(2)

Beneficial share ownership information for TimesSquare Capital Management, LLC, or TimesSquare, is given as of December 31, 2012, and was obtained from a Schedule 13G filed on February 11, 2013 with the SEC. According to the Schedule 13G, TimesSquare has sole voting power over 1,163,820 shares of our common stock and sole dispositive power over 1,399,070 shares of our common stock. The Schedule 13G states that all of the shares reported on it by TimesSquare are owned by investment advisory clients of TimesSquare. In its role as investment adviser, TimesSquare has voting and dispositive power with respect to these shares. The Schedule 13G also states that, to TimesSquare’s knowledge, the interest of no one of these clients relates to more than 5% of the class. TimesSquare’s address is 1177 Avenue of the Americas, 39th Floor, New York, New York 10036.

(3)

Beneficial share ownership information for BlackRock, Inc., or BlackRock, is given as of December 31, 2012, and was obtained from a Schedule 13G filed on January 30, 2013 with the SEC. According to the Schedule 13G, BlackRock has sole voting power and sole dispositive power over 1,020,194 shares of our common stock. The Schedule 13G states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock but that no one person’s interest in our common stock is more than five percent of the total outstanding shares of our common stock. Blackrock’s address is 40 East 52nd Street, New York, New York 10022.

(4)	Beneficial share ownership information for Wells Fargo & Company, or Wells Fargo, is given as of December 31, 2012, and was obtained from a Schedule 13G filed on February 13, 2013 with the SEC. According to the Schedule 13G, Wells Fargo has shared voting power and shared dispositive power over 1,384,566 shares of our common stock. Wells Fargo’s address is 420 Montgomery Street, San Francisco, California 94104.
(5)	Beneficial share ownership information for Steven A. Cohen is given as of February 27, 2013, and was obtained from a Schedule 13G filed on February 28, 2013 with the SEC. According to the Schedule 13G, (i) S.A.C. Capital Advisors, L.P. has shared voting power and shared dispositive power of 333,300 shares of our common stock, (ii) S.A.C. Capital Advisors, Inc. has shared voting power and shared dispositive power of 333,300 shares of our common stock, (iii) CR Intrinsic Investors has shared voting power and shared dispositive power of 71,500 shares of our common stock, (iv) Sigma Capital Management, LLC has shared voting power and shared dispositive power of 465,000 shares of our common stock and (v) Steve A. Cohen has shared voting power and shared dispositive power of 869,800 shares of our common stock. The address of the principal business office of (i) S.A.C. Capital Advisors L.P., S.A.C. Capital Advisors, Inc., CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) Sigma Capital Management, LLC is 510 Madison Avenue, New York, New York 10022.
(6)	Represents shares of our common stock issuable on the exercise of options held by Mr. Foraker.
(7)	Consists of 500 shares of our common stock owned by Ms. Kennedy prior to this offering and 18,591 shares of our common stock issuable on the exercise of options held by Ms. Kennedy.
(8)	Represents shares of common stock issuable on the exercise of options held by Ms. Martinez.
(9)	Represents shares of our common stock issuable on the exercise of options held by Mr. Mortimer.
(10)	Consists of 1,250 shares of our common stock owned by Ms. Bird prior to this offering and 74,365 shares of our common stock issuable on the exercise of options held by Ms. Bird.
(11)	Represents shares of our common stock issuable on the exercise of options held by Mr. Waldman.
(12)	Represents shares of our common stock issuable on the exercise of options held by Ms. Whyte.
(13)	Represents shares of our common stock acquired by Ms. Williamson in an open-market transaction.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.001 per share. As of March 1, 2013, there were 17,348,537 shares of common stock outstanding held of record by 13 stockholders. All outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock are entitled to the following rights:

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The affirmative vote of a plurality of shares of our common stock present in person or by proxy will decide the election of any directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by our board of directors.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights and Preferences

Holders of our common stock have no preemptive, conversion or redemption rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol BNNY.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

Our board of directors is authorized to provide for the issuance of up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. Our board of directors is authorized to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any preferred stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover statute that provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock that is not owned by the interested stockholder. The applicability of this provision to us is expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for your shares.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of

Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These include provisions that:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include voting, approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	classify our board of directors into three separate classes with staggered terms;

•	provide that directors can only be removed for cause or by a vote of shares representing 66 2/3% or more of our total voting power;

•	prohibit stockholders from acting by written consent;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	provide that the shareholders can only adopt, amend or repeal our amended and restated bylaws with the affirmative vote of 66 2/3% or more of our total voting power;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	prohibit stockholders from calling special meetings; and

•	provide our board of directors with the sole power to set the size of our board of directors and fill vacancies.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation on Liability

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also expect to continue to maintain directors and officers liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

There are approximately 3.1 million shares of common stock (including options, restricted stock units and performance share units) held by officers, directors and existing stockholders who are subject to lock-up agreements for a period of 90 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions, including, in the case of Mr. Foraker, his existing 10b5-1 plan. The representatives of the underwriters may, in their discretion and at any time without notice, release all or any portion of the securities subject to any such lock-up agreements.

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting (Conflicts of Interest),” within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which equals approximately 16,849 shares immediately after this offering and the share repurchase, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Stockholders who are parties to the Registration Rights Agreement have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “Non-U.S. Holder.” You are a Non-U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of shares of our common stock other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place pursuant to the applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, bank, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except, to a limited extent below, U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities (we refer to all such sources of law in this prospectus as Tax Authorities). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) beneficially owns our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership owning our common stock, you should consult your own tax advisor.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Distributions

Although we do not anticipate that we will pay any dividends on our common stock in the foreseeable future, to the extent dividends are paid to Non-U.S. Holders, such dividends will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly provide the payor or the relevant withholding agent with an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty. Special certification and other requirements may apply if you hold shares of our common stock through certain foreign intermediaries. A distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your adjusted tax basis in your shares of our common stock and, to the extent it exceeds your tax basis, as capital gain from the sale of stock as described below under the heading “—Sale or Other Disposition of Our Common Stock.”

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or a fixed base maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor or the relevant withholding agent. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale or Other Disposition of Our Common Stock

Subject to the discussion of backup withholding and the discussion in “Legislation Relating to Foreign Accounts” below, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or a fixed base maintained by you);

•	you are an individual, you are present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition and you meet other conditions; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have not been and do not anticipate we will become) and you hold or have held, directly or indirectly, more than five percent of our common stock, at any time within the five-year period ending on the date of disposition of our common stock.

If you are described in the first bullet point above, you will be subject to U.S. federal income tax on the gain from the sale, net of certain deductions, at the same rates applicable to U.S. persons and, if you are a corporation, the 30% branch profits tax also may apply to such effectively connected gain. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year. Non-U.S. Holders should consult any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. A similar report will be sent to you. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on distributions you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”) and neither we nor the payor or the relevant withholding agent has actual knowledge (or reason to know) that you are a U.S. holder that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you if withholding results in an overpayment of taxes or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners) and meets certain other requirements. This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other requirements. Under certain circumstances, a Non-U.S. Holder of our common stock may be eligible for a refund or credit of such taxes. Under applicable Treasury regulations, any withholding obligations under this legislation will begin on or after January 1, 2014 with respect to dividends and January 1, 2017 with respect to gross proceeds. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

The preceding discussion of U.S. federal income and estate tax considerations is for general information only. It is not tax advice. Each prospective investor should consult their own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2013, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as Representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the overallotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase up to 525,000 additional outstanding shares from certain selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any overallotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. After the offering, the Representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay (in thousands, except per share amounts):

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Expenses payable by us(1)	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

(1)	Includes certain fees and expenses of the underwriters incurred in connection with this offering, which we have agreed to reimburse and do not expect to exceed $0.1 million.

The Representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives, for a period of 90 days after the date of this prospectus. However, in the event that we cease to be an EGC and either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

Our directors, certain of our executive officers and the selling stockholders, who collectively will own approximately 3.1 million shares (including options, restricted stock units and performance share units) after this offering and the share repurchase, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 90 days after the date of this prospectus. This agreement by certain of our executive officers is subject to certain exceptions, including, in the case of Mr. Foraker, his existing 10b5-1 plan. However, in the event that we cease to be an EGC either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

Our common stock is listed on the New York Stock Exchange under the symbol BNNY.

In connection with this offering the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

Other Relationships and Conflicts of Interest

This offering is being conducted in accordance with the applicable provisions of FINRA Rule 5121. An affiliate of J.P. Morgan Securities LLC, one of the underwriters, has an approximately 10% ownership stake in Solera Partners, L.P., which is a selling stockholder in this offering, and, as such, will receive 5% or more of the net proceeds in this offering. To comply with Rule 5121, J.P. Morgan Securities LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists.

Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses. In addition, each of the underwriters in this offering served as an underwriter in connection with our IPO and the secondary public offering that closed August 6, 2012.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), our common shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common shares may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition, each underwriter:

•

has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Annie’s, Inc. by Proskauer Rose LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York, in connection with this offering.

EXPERTS

The consolidated financial statements as of March 31, 2011 and 2012 and for each of the three years in the period ended March 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the full informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a website at www.annies.com. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annie’s, Inc.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2012 and 2011	F-3

Consolidated Statements of Operations for the years ended March 31, 2012, 2011 and 2010	F-4

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended March 31, 2012, 2011 and 2010	F-5

Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2011 and 2010	F-6

Notes to Consolidated Financial Statements	F-7

Condensed Consolidated Balance Sheets as of December 31, 2012 (Unaudited) and March 31, 2012	F-31

Condensed Consolidated Statements of Operations for the Nine Months Ended December 31, 2012 and 2011 (Unaudited)	F-32

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Nine Months Ended December 31, 2012 (Unaudited)	F-33

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 2012 and 2011 (Unaudited)	F-34

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-35

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Annie’s, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Annie’s, Inc. and its subsidiaries at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

June 7, 2012

Annie’s, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	March 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash	$562	$7,333
Accounts receivable, net	11,870	9,128
Inventory	10,202	9,653
Deferred tax assets	1,995	1,607
Prepaid expenses and other current assets	1,416	1,350

Total current assets	26,045	29,071
Property and equipment, net	4,298	1,555
Goodwill	30,809	30,809
Intangible assets, net	1,176	180
Deferred tax assets, long-term	4,650	5,527
Deferred initial public offering costs	5,343	—
Other non-current assets	108	119

Total assets	$72,429	$67,261

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$861	$10,484
Related-party payable	1,305	6
Accrued liabilities	7,452	5,546

Total current liabilities	9,618	16,036
Credit facility	12,796	—
Convertible preferred stock warrant liability	2,157	—
Other non-current liabilities	921	—

Total liabilities	25,492	16,036

Commitments and contingencies (Note 7)
Convertible preferred stock, $0.001 par value—12,346,555 and 12,346,555 shares authorized at March 31, 2012 and 2011, respectively; 12,281,553, and 12,281,553 shares issued and outstanding at March 31, 2012, and 2011, respectively; (aggregate liquidation value $132,427 and $125,900 at March 31, 2012 and 2011, respectively	81,373	81,373

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value—6,455,531, and 6,455,531 shares authorized at March 31, 2012 and 2011, respectively; none issued and outstanding at March 31, 2012 and 2011	—	—
Common stock, $0.001 par value—24,000,000 and 24,000,000 shares authorized at March 31, 2012 and 2011, respectively; 483,242 and 464,994 shares issued and outstanding at March 31, 2012 and 2011, respectively	1	1
Additional paid-in capital	4,392	4,719
Accumulated deficit	(38,829)	(34,868)

Total stockholders’ deficit	(34,436)	(30,148)

Total liabilities, convertible preferred stock and stockholders’ deficit	$72,429	$67,261

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Fiscal Year Ended March 31,
	2012	2011	2010
Net sales	$141,304	$117,616	$96,015
Cost of sales	85,877	71,804	63,083

Gross profit	55,427	45,812	32,932
Operating expenses:
Selling, general and administrative	36,195	30,674	25,323
Advisory agreement termination fee	1,300	—	—

Total operating expenses	37,495	30,674	25,323

Income from operations	17,932	15,138	7,609
Interest expense	(161)	(885)	(1,207)
Other income (expense), net	(1,594)	155	21

Income before provision for (benefit from) income taxes	16,177	14,408	6,423
Provision for (benefit from) income taxes	6,588	(5,747)	400

Net income	$9,589	$20,155	$6,023

Net income attributable to common stockholders	$290	$596	$177

Net income per share attributable to common stockholders
—Basic	$0.62	$1.29	$0.38

—Diluted	$0.26	$0.50	$0.20

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders
—Basic	469,089	461,884	461,248

—Diluted	1,111,088	1,201,125	899,539

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at March 31, 2009	12,281,553	$81,373	461,154	$1	$3,417	$(45,037)	$(41,619)
Issuance of common stock upon exercise of stock options	—	—	123	—	1	—	1
Stock-based compensation	—	—	—	—	902	—	902
Dividends paid	—	—	—	—	—	(3,480)	(3,480)
Net Income	—	—	—	—	—	6,023	6,023

Balance at March 31, 2010	12,281,553	81,373	461,277	1	4,320	(42,494)	(38,173)
Issuance of common stock upon exercise of stock options	—	—	3,717	—	26	—	26
Stock-based compensation	—	—	—	—	373	—	373
Dividends paid	—	—	—	—	—	(12,529)	(12,529)
Net Income	—	—	—	—	—	20,155	20,155

Balance at March 31, 2011	12,281,553	81,373	464,994	1	4,719	(34,868)	(30,148)
Repurchase of stock options for cash	—	—	—	—	(602)	—	(602)
Reclassification of convertible preferred stock warrant liability (Note 2)	—	—	—	—	(431)	—	(431)
Issuance of common stock upon exercise of stock options	—	—	18,248	—	50	—	50
Stock-based compensation	—	—	—	—	506	—	506
Excess tax benefit from stock-based compensation	—	—	—	—	150	—	150
Dividends paid	—	—	—	—	—	(13,550)	(13,550)
Net Income	—	—	—	—	—	9,589	9,589

Balance at March 31, 2012	12,281,553	$81,373	483,242	$1	$4,392	$(38,829)	$(34,436)

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended March 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$9,589	$20,155	$6,023
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	845	494	345
Stock-based compensation	506	373	902
Allowances for trade discounts and other	200	2,500	200
Inventory reserves	55	—	30
Excess tax benefit from stock-based compensation	(150)	—	—
Change in fair value of convertible preferred stock warrant liability	1,726	—	—
Amortization of debt discount	—	144	143
Amortization of deferred financing costs	10	366	255
Deferred taxes	489	(7,134)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(2,942)	(3,045)	(1,229)
Inventory	(604)	(1,561)	714
Prepaid expenses, other current and non-current assets	(65)	(352)	152
Accounts payable	(9,499)	3,735	2,568
Related-party payable	1,299	(97)	(178)
Accrued expenses and other non-current liabilities	(168)	2,660	(798)

Net cash provided by operating activities	1,291	18,238	9,127

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,538)	(886)	(373)
Purchase of intangible asset	—	—	(191)
Restricted cash	—	—	62

Net cash used in investing activities	(3,538)	(886)	(502)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility	72,389	7,344	100,327
Payments to credit facility	(59,593)	(7,344)	(100,327)
Dividends paid	(13,550)	(12,529)	(3,480)
Payment of deferred financing costs	—	(66)	(289)
Payments of initial public offering costs	(3,368)	—	—
Repayment of notes payable	—	(6,000)	—
Net repurchase of stock options	(602)	—	—
Excess tax benefit from stock-based compensation	150	—	—
Proceeds from exercises of stock options	50	26	1

Net cash used in financing activities	(4,524)	(18,569)	(3,768)

NET INCREASE (DECREASE) IN CASH	(6,771)	(1,217)	4,857
CASH—Beginning of year	7,333	8,550	3,693

CASH—End of year	$562	$7,333	$8,550

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$67	$609	$728
Cash paid for income taxes	$6,153	$1,491	$400

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property and equipment funded through accounts payable	$23	$—	$—
Deferred initial public offering costs funded through accounts payable and accrued expenses	$1,975	$—	$—
Intangible asset acquired by financing transaction	$1,023	$—	$—

The accompanying notes are an integral part of these financial statements.

Annie’s, Inc.

Notes to Consolidated Financial Statements

1.	Description of Business

Annie’s, Inc. (the “Company”), a Delaware corporation incorporated April 28, 2004, is a natural and organic food company. The Company offers over 125 products in the following three product categories: meals; snacks; and dressings, condiments and other. The Company’s products are sold throughout the U.S. and Canada via a multi-channel distribution network that serves the mainstream grocery, mass merchandiser and natural retailer channels. The Company’s headquarters are located in Berkeley, California.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Annie’s Homegrown, Inc., Napa Valley Kitchen, Inc. and Annie’s Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported periods. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, fluctuations in commodity prices, specifically wheat and flour, dairy products, oils and sugar, continued acceptance of the Company’s products, competition from substitute products and larger companies and dependence on strategic relationships. The Company relies on contract manufacturers to manufacture and third-party logistics to distribute its products. The Company’s manufacturers and suppliers may encounter supply interruptions or problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, equipment malfunction and weather and environmental factors, any of which could delay or impede the Company’s ability to meet demand.

Concentration Risk

The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs periodic credit evaluations of its customers and records an allowance for uncollectible accounts receivable based on a specific identification methodology. In addition, management may record an additional allowance based on the Company’s experience with accounts receivable aging categories. Accounts receivable are recorded net of allowances for trade discounts and doubtful accounts. As of March 31, 2012 and 2011, the Company had $5.2 million and $5.0 million, respectively, for allowance for trade discounts. The Company had no allowance for doubtful accounts as of March 31, 2012 and 2011.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Customers with 10% or more of the Company’s net sales and accounts receivable consist of the following:

	Net Sales			Accounts Receivable(1)
	Customer A	Customer B	Customer C
Fiscal Year Ended March 31,
2012	25%	15%	11%	66%
2011	28%	12%	12%	51%
2010	31%	*	10%	—

*	Represents less than 10% of net sales
—	Not presented
(1)	In fiscal 2012, two customers represented 45% and 21%, respectively, of accounts receivable. The same two customers represented 30% and 21%, respectively, of accounts receivable in fiscal 2011.

The Company relies on a limited number of suppliers for the ingredients used in manufacturing its products. In order to mitigate any adverse impact from a disruption of supply, the Company attempts to maintain an adequate supply of ingredients and believes that other vendors would be able to provide similar ingredients if supplies were disrupted. The Company outsources the manufacturing of its products to contract manufacturers in the U.S. Two vendors accounted for 26% and 51% of accounts payable at March 31, 2012 and 2011, respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. The carrying amount of the convertible preferred stock warrant liability represents its estimated fair value (Note 9). Based on the borrowing rates available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the credit facility at March 31, 2012 approximated its fair value.

Cash

The Company’s cash consists of highly liquid investments with original maturity of three months or less.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Inventories

Inventories are recorded at the lower of cost (determined under the first-in-first-out method) or market. Write downs are provided for finished goods expected to become nonsaleable due to age and provisions are specifically made for slow moving or obsolete raw ingredients and packaging. The Company also adjusts the carrying value of its inventories when it believes that the net realizable value is less than the carrying value. These write-downs are measured as the difference between the cost of the inventory, including estimated costs to complete, and estimated selling prices. These charges are recorded as a component of cost of sales. Once inventory is written down, a new, lower-cost basis for that inventory is established.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives. Maintenance and repairs are charged to expense as incurred. Assets not yet placed in use are not depreciated.

The useful lives of the property and equipment are as follows:

Equipment and automotive	3 to 7 years
Software	3 to 7 years
Plates and dies	3 years
Leasehold improvements	Shorter of lease term or estimated useful life

The Company capitalizes certain internal and external costs related to the development and enhancement of the Company’s internal-use software. Capitalized internal-use software development costs are included in property and equipment on the accompanying consolidated balance sheets. At March 31, 2012 and 2011, capitalized software development costs, net of accumulated amortization, totaled approximately $2.0 million and $434,000, respectively. As of March 31, 2012, of the $2.0 million capitalized software development costs, net of accumulated amortization, $1.6 million was still in construction in progress.

Goodwill

In connection with prior acquisitions, the Company recorded $30.8 million of goodwill resulting from the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed.

Goodwill is tested for impairment annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, significant adverse change in customer demand or business climate that could affect the value of an asset or significant decrease in expected cash flows at the reporting unit. When impaired, the carrying value of goodwill is written down to fair value. The goodwill impairment test involves a two-step process and is tested at the Company’s sole reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the sole reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. There was no impairment of goodwill identified during the years ended March 31, 2012, 2011 and 2010.

In September 2011, the FASB issued updated guidance on testing goodwill for impairment. The guidance simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis to determine whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider the qualitative assessment. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (the year ending March 31, 2013 for the Company). Early adoption is permitted. The Company adopted the guidance during the fourth quarter of fiscal 2012 and the adoption did not have an impact on its consolidated financial statements.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and prior to any goodwill impairment test. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets during the years ended March 31, 2012, 2011 and 2010.

Convertible Preferred Stock Warrant Liability

The Company accounts for the warrant to purchase shares of its convertible preferred stock as a liability at fair value upon issuance, because the warrant may obligate the Company to transfer assets to the holder at a future date under certain circumstances, such as a change of control. The warrant is subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in other income (expense), net in the consolidated statements of operations. See “Out-of-Period Adjustment” below. The liability is adjusted for changes in fair value until the earliest of the exercise, expiration of the convertible preferred stock warrant and conversion to a warrant to purchase common stock.

Convertible Preferred Stock

The holders of the Company’s convertible preferred stock control the vote of stockholders and board of directors through appointed representatives. As a result, the holders of the convertible preferred stock can force a change of control that would trigger liquidation. As redemption of the convertible preferred stock through liquidation is outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity on the consolidated balance sheets.

Sales Recognition and Sales Incentives

Sales of the Company’s products are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss have been transferred to the customer either upon delivery or pick up of products by the customer and there is a reasonable assurance of collection of the sales proceeds. Generally, the Company extends uncollateralized credit to its retailers and distributors ranging up to 30 days and performs ongoing credit evaluation of its customers. The payment terms are typically net-30 with a discount for net-10 payment. The Company recognizes sales net of estimated trade allowances, slotting fees, sales incentives, cash discounts and returns. The cost of these trade allowances, slotting fees and sales incentives is estimated using a number of factors, including customer participation and redemption rates. The Company has entered into contracts with various retailers granting an allowance for spoils and damaged products. Amounts

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

related to shipping and handling that are billed to customers are reflected in net sales and the related shipping and handling costs are reflected in selling, general and administrative expenses. Product returns have not historically been material.

Cost of Sales

Cost of sales consists of the costs of ingredients utilized in the manufacture of products, contract manufacturing fees, packaging and in-bound freight charges. Ingredients account for the largest portion of the cost of sales, followed by contract manufacturing fees and packaging.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations. Shipping and handling costs primarily consist of costs associated with moving finished products to customers, including costs associated with distribution center, route delivery costs and the cost of shipping products to customers through third-party carriers. Shipping and handling costs recorded as a component of selling, general and administrative expenses were $4.8 million, $4.7 million and $4.3 million for the years ended March 31, 2012, 2011 and 2010, respectively.

Research and Development Costs

Research and development costs primarily consist of consumer research, employee-related costs for personnel responsible for the research and development of new products, supplies and materials. Research and development costs recorded as a component of selling, general and administrative expenses were approximately $2.0 million, $2.1 million and $1.3 million for the years ended March 31, 2012, 2011 and 2010, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs for the years ended March 31, 2012, 2011 and 2010 included in selling, general and administrative expenses were approximately $1.2 million, $0.8 million and $1.1 million, respectively.

Segment Reporting

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 280, Segment Reporting, establishes standards for reporting information about a company’s operating segments. The Company determined its operating segment on the same basis that it uses to evaluate its performance internally. The Company has one business activity, marketing and distribution of natural and organic food products, and operates as one operating segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Stock-Based Compensation

The Company maintains performance incentive plans under which nonqualified stock options, restricted stock units and performance share units are granted to eligible employees and directors. The cost of stock-based transactions is recognized in the financial statements based upon fair value. The fair value of restricted stock units and performance share units is determined based on the number of units or shares, as applicable, granted

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Notes to Consolidated Financial Statements (Continued)

and the closing price of the Company’s common stock as of the grant date. Stock-based compensation related to performance share units reflects the estimated probable outcome at the end of the performance period. The fair value of stock options is determined as of the grant date using the Black-Scholes option pricing model. Fair value is recognized as expense on a straight line basis, net of estimated forfeitures, over the employee requisite service period.

The benefits of tax deductions in excess of recognized compensation costs are reported as a credit to additional paid-in capital and as financing cash flows, but only when such excess tax benefits are realized by a reduction to current taxes payable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets when, based upon available evidence, realization of the assets is more likely than not.

The accounting standard for uncertainty in income taxes prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Differences between tax positions taken in a tax return and amounts recognized in the financial statements generally result in an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both.

The Company recognizes interest and penalties related to tax positions in income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. No interest or penalties have been accrued for any period presented.

Net Income Per Share of Common Stock

Basic net income per share of common stock is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net income per share of common stock is computed by giving effect to all potentially dilutive securities outstanding during the period. Potential common shares include those underlying our convertible preferred stock (using the if-converted method), stock options to purchase our common stock (using the treasury stock method) and the warrant to purchase our convertible preferred stock (using the treasury stock method). The potential common shares from the convertible preferred stock warrant and convertible preferred stock had an anti-dilutive effect on the earnings per share, and, accordingly, were excluded from the calculation for the periods presented, as applicable. The Company uses income from operations to determine whether potential common shares are dilutive or anti-dilutive.

Net income attributable to common stockholders was allocated using the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company’s capital structure

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

includes two or more classes of common stock or common stock and participating securities. Under this method, the Company reduced income from operations by the dividends paid to convertible preferred stockholders and the rights of the convertible preferred stockholders to participate in any undistributed earnings. The undistributed earnings were allocated based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock.

Out-of-Period Adjustment

During fiscal 2012, the Company corrected an error in the measurement of the convertible preferred stock warrant liability. The correction increased the fair value of the convertible preferred stock warrant liability by $949,000, decreased additional paid-in capital by $431,000 with a corresponding increase in expense of $518,000, which was recorded in other income (expense), net in the accompanying statement of operations during fiscal 2012. The correction was an accumulation of an error that should have been recorded in prior periods and would have increased net loss for fiscal 2009 by $44,000, increased net income by $79,000 for fiscal 2010 and decreased net income by $553,000 for fiscal 2011. Management has assessed the impact of this error and does not believe that it is material, either individually or in the aggregate, to any prior period financial statements or to the financial statements for the year ended March 31, 2012.

3.	Balance Sheet Components

Inventory

Inventory is comprised of the following (in thousands):

	March 31,
	2012	2011
Raw materials	$1,938	$823
Work in process	754	455
Finished goods	7,510	8,375

Inventory	$10,202	$9,653

Property and Equipment, Net

Property and equipment, net are comprised of the following (in thousands):

	March 31,
	2012	2011
Equipment and automotive	$1,730	$791
Software	1,188	1,150
Leasehold improvements	566	312
Plates and dies	352	285

Total property and equipment	3,836	2,538
Less: Accumulated depreciation and amortization	(1,719)	(1,032)
Construction in progress	2,181	49

Property and equipment, net	$4,298	$1,555

The Company incurred depreciation expense of approximately $818,000, $433,000 and $264,000 during the years ended March 31, 2012, 2011 and 2010, respectively.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Intangible Assets, Net

Intangible assets, net are comprised of the following (in thousands):

	March 31,
	2012	2011
Product formulas	$1,023	$—
Other intangible assets	189	189

Total intangible assets	1,212	189
Less: accumulated amortization	(36)	(9)

Intangible assets, net	$1,176	$180

In November 2011, the Company acquired product formulas for a purchase price of $2.0 million. The purchase agreement requires the Company to make annual payments of at least $150,000 in each of the first six years of the agreement, with the balance of the $2.0 million payment due at the end of the seven-year term in November 2018. The Company recorded a product formula intangible asset of $1.0 million representing the present value of the future payments, which will be amortized over the estimated useful life of 20 years using the straight-line method.

The Company incurred amortization expense of approximately $27,000 and $9,000 on its intangible assets in fiscal 2012 and 2011, respectively.

The estimated future amortization expense relating to intangible assets for each of the fiscal years from fiscal 2013 to fiscal 2017 is $60,000, respectively.

Accrued Liabilities

The following table shows the components of accrued liabilities (in thousands):

	March 31,
	2012	2011
Payroll and employee-related expenses	$2,768	$2,739
Accrued trade expenses	2,631	1,175
Inventory received not invoiced	531	791
Income taxes payable	—	142
Deferred rent	264	80
Brokerage commissions	382	360
Other accrued liabilities	876	259

Total accrued liabilities	$7,452	$5,546

4.	Credit Facility

In 2005, the Company entered into a bank line of credit agreement (the “Credit Agreement”) with Bank of America, N.A., which provided for revolving loans and letters of credit up to $11.0 million. In March 2008, the Company amended the Credit Agreement with Bank of America to establish an inter-creditor agreement (“ICA”) with another lender (Note 5). In August 2010, the Company amended the Credit Agreement to decrease the maximum borrowing limit on revolving loans to $10.0 million and extended the expiration date to August 20, 2012. In December 2011, the Company entered into a second amended and restated credit facility with Bank of

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

America that, among other things, provides for an increase in its line of credit to $20.0 million and an extension of the term through August 2014. The Credit Agreement is collateralized by substantially all of our assets.

Revolving advances under the Credit Agreement bear interest at the LIBOR plus 1.50 percentage points, as defined. Weighted average interest was 2.74%, 1.68% and 2.91% for the years ended March 31, 2012, 2011 and 2010, respectively. As of March 31, 2012 and 2011, there was $7.2 million and $10.0 million, respectively, of availability for borrowings under the Credit Agreement. An unused line fee of 0.0625% per quarter is applied to the available balance unless the Company’s outstanding borrowings exceed half of the borrowing limit. Interest is payable monthly.

There are various financial and other covenants under the Credit Agreement. Financial covenants, as defined in the Credit Agreement include a net income covenant, total liabilities to tangible net worth covenant and a minimum fixed charge coverage covenant, through the term of the agreement. The Credit Agreement requires the Company to submit interim and annual financial statements by specified dates after each reporting period. The Company was in compliance with the financial covenants as of March 31, 2012 and 2011.

5.	Notes Payable

Loan and Security Agreement

In March 2008, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Hercules Technology II, L.P. (the “lender”). The Loan Agreement provided for a loan in an aggregate principal amount up to $7.0 million (the “Term Loan”) and required the Company to draw an initial tranche of $4.0 million upon the execution of the Loan Agreement. The Loan Agreement provided the Company the ability to draw additional Term Loan advances in an aggregate amount up to $3.0 million in minimum increments of $1.0 million, of which the Company drew $2.0 million in August 2008. In connection with the Loan Agreement, the Company issued a warrant to the lender to purchase 65,000 shares of Series A 2005 Convertible Preferred Stock, and incurred approximately $215,000 for debt issuance costs. The fair value of the warrant, which was determined using Black-Scholes option-pricing model upon issuance, approximated $431,000.

The outstanding principal balance of the Term Loan bore interest at a rate of per annum equal to greater of the LIBOR Rate plus 6.5% and 10% and had an additional 2% paid-in-kind interest. Interest was payable monthly with all principal balance payable upon maturity. The Term Loan permitted the Company to prepay all principal balances with a prepayment charge. In August 2010, the Company repaid the entire $6.0 million of the then outstanding principal balance and incurred a prepayment charge of $60,000. The terms of the Loan Agreement required the Company to comply with various covenants. Through August, 2010, when the Term Loan was repaid, the Company was in compliance with the terms of the Loan Agreement.

6.	Related Party Transactions

Agreement with Solera Capital, LLC

In April 2011, the Company entered into a management agreement to supersede a prior agreement by and between the Company and Solera Capital, LLC, or Solera, an affiliate of its principal stockholder, Solera Partners, L.P., to retain Solera to continue to provide consulting and advisory services to the Company for a term ending on the later of: (i) March 5, 2014, or (ii) the date on which Solera and its affiliates cease to own at least 10% of the voting equity of the Company (including any successor thereto). Such services may include (i) assisting in the raising of additional debt and equity capital from time to time for the Company, if deemed advisable by the Board of Directors of the Company, (ii) assisting the Company in its long-term strategic

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

planning generally, and (iii) providing such other consulting and advisory services as the Company may reasonably request.

In consideration of Solera providing the services listed above, effective April 1, 2011, the Company agreed to pay Solera an annual advisory fee of $600,000, payable quarterly in advance on the first day of each calendar quarter, provided, however, that the fee for the calendar quarter commencing April 1, 2011 was due within 10 days of date of the agreement. The Company also agreed to reimburse Solera for Solera’s out-of-pocket costs and expenses incurred in connection with the investment by Solera in the Company in the performance of Solera’s duties under the agreement. During the years ended March 31, 2012, 2011and 2010, the Company incurred $0.6 million, $0.4 million and $0.4 million, respectively, for such consulting and advisory services. The advisory services agreement with Solera was terminated upon the consummation of the IPO and as such the Company paid to Solera a one-time termination fee of $1.3 million in April 2012. At March 31, 2012 and 2011, the balance due under these agreements, including reimbursable out-of-pocket expenses, was approximately $1.3 million and $6,000, respectively.

7.	Commitments and Contingencies

Lease Commitments

The Company leases office space and other equipment under noncancelable operating leases that expire through fiscal year 2016. Rent expense for non-cancellable operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Rent expense for the years ended March 31, 2012, 2011and 2010 was approximately $480,000, $309,000 and $215,000, respectively.

Future minimum lease payments under the noncancelable operating lease as of March 31, 2012 are as follows (in thousands):

Fiscal Year Ending March 31:
2013	$549
2014	563
2015	557
2016	476

Total future minimum lease payments	$2,145

Purchase Commitments

The Company has material non-cancelable purchase commitments, directly or through contract manufacturers, to purchase ingredients to be used in the future to manufacture its products. As of March 31, 2012, the Company’s purchase commitments totaled $10.0 million, which will substantially be incurred in fiscal 2013.

In September 2011, the Company entered into an agreement with its contract warehousing company that includes minimum overhead fees of $200,000 annually beginning April 1, 2012 through June 2015.

In November 2011, the Company entered into an agreement with one of its contract manufacturers for the purchase of product formulas for a purchase price of $2.0 million. The agreement requires annual payments of at least $150,000 in each of the first six years of the agreement with the balance of the $2.0 million payment due at the end of the seven-year term in November 2018.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and, accordingly, the Company believes that the estimated fair value of these indemnification obligations is minimal and has not accrued any amounts for these obligations.

Legal Matters

From time to time, the Company is subject to claims and assessments in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

8.	Convertible Preferred Stock

The convertible preferred stock at March 31, 2012 consists of the following (in thousands, except shares):

	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Aggregate Liquidation Amount
Series
Series A 2002 Convertible Preferred Stock	3,802,086	3,802,084	$23,374	$41,418
Series A 2004 Convertible Preferred Stock	4,806,000	4,806,000	30,999	50,226
Series A 2005 Convertible Preferred Stock	3,738,469	3,673,469	27,000	40,783

Total convertible preferred stock	12,346,555	12,281,553	$81,373	$132,427

The convertible preferred stock at March 31, 2011 consists of the following (in thousands, except shares):

	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Aggregate Liquidation Amount
Series
Series A 2002 Convertible Preferred Stock	3,802,086	3,802,084	$23,374	$39,543
Series A 2004 Convertible Preferred Stock	4,806,000	4,806,000	30,999	47,740
Series A 2005 Convertible Preferred Stock	3,738,469	3,673,469	27,000	38,617

Total convertible preferred stock	12,346,555	12,281,553	$81,373	$125,900

As of March 31, 2012 and 2011, the Company had the authority to issue 6,455,531 shares of blank check preferred stock, par value $0.001 per share (the “Blank Check Preferred Stock”).

The rights, preferences and privileges of the Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock are as follows:

Voting

Each holder of outstanding shares of convertible preferred stock is entitled to cast a number of votes equal to the number of whole shares of common stock into which such holder’s shares of convertible preferred stock are convertible as of the applicable record date.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Certain Protective Provisions

In addition to any other voting powers provided by law, the Company must obtain the vote of at least 51% of the outstanding shares of each of the Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock in order to effect certain changes adverse to the authorized preferred stock, issue securities to the public or outside of a duly adopted stock option plan, effect a change in control or deviate from the pre-approved budget and business strategy of the Company, including composition and compensation of its senior management, or enter into any other material transactions out of the ordinary course of business, including affiliate transactions, guarantees and joint ventures.

Dividends

The holders of the outstanding shares of convertible preferred stock are entitled to receive non-cumulative dividends, when and if declared by the Board of Directors on the common stock, whether payable in cash, securities or other property. Each holder of convertible preferred stock shall be entitled to dividends based on the number of shares of common stock into which those shares of convertible preferred stock could be converted as of the record date, or if no record date is established, on the date such dividend is declared. The Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock rank pari passu with each other, and senior to the common stock, with respect to dividend distributions.

During the years ended March 31, 2012, 2011 and 2010, the convertible preferred stockholders received cash dividends of $1.07, $0.99 and $0.28 per share, respectively, or approximately $13.1 million, $12.2 million and $3.4 million in the aggregate, respectively, as a result of participating in the common stock dividend.

Conversion

The holders of shares of convertible preferred stock have the right, at the election of the holders of at least a majority of such series of preferred stock, to convert such shares into that number of shares of common stock equal to the applicable initial purchase price divided by the conversion price then in effect. No fractional shares of common stock would be issued upon such conversion. Initially, such conversion would have been on a 1-for-1 basis, subject to adjustment for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event. In addition, the holders of shares of convertible preferred stock are entitled to anti-dilution protection, which provides that, subject to certain exceptions, upon a subsequent dilutive issuance of common stock for a purchase price per share of less than the applicable conversion price then in effect, the conversion price of such series of preferred stock would be adjusted on a weighted average basis. As a result, the conversion ratio of convertible preferred stock to common stock would be adjusted accordingly. As of March 31, 2011, the conversion ratio for each series of convertible preferred stock was 1-for-1. On March 7, 2012, we declared a stock split effected as a stock dividend of 0.239385 shares for each share of common stock. As a result, the conversion ratio for each series of convertible preferred stock as of March 31, 2012 was 1-for-1.239385.

Each share of convertible preferred stock will automatically convert into shares of common stock at the then effective and applicable conversion price immediately prior to the consummation of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sales of common stock with a price per share of common stock, prior to underwriting commissions, of no less than three times the applicable initial purchase price of such series of convertible preferred stock, subject to adjustment for any stock split, dividend, combination, recapitalization or the like.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Each holder of outstanding shares of convertible preferred stock immediately prior to such automatic conversion shall be entitled to all dividends which have been declared but unpaid prior to the time of automatic conversion. Such dividends shall be paid to all such holders within 30 days of the automatic conversion. As of March 31, 2012, no dividends had been declared but unpaid by the Company.

Liquidation

Upon liquidation, dissolution or winding up of the Company, the holders of convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the sum of the applicable initial purchase price, subject to adjustment for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event and the product of 8% of the initial purchase price, as so adjusted, and a fraction, the numerator of which is the number of calendar days elapsed since the original issuance of such series of convertible preferred stock and the denominator of which is 365, and (ii) the amount each share of convertible preferred stock would receive in connection with such liquidation event if such shares had been converted into common stock immediately prior to such liquidation. The initial purchase price for each share of Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock was $6.14772, $6.45 and $7.35, respectively. The original issuance dates for shares of Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock were August 9, 2002, July 1, 2004 and November 14, 2005, respectively. The Series A 2002 Convertible Preferred Stock, Series A 2004 Convertible Preferred Stock and Series A 2005 Convertible Preferred Stock rank pari passu with each other, and senior to the common stock, with respect to distributions upon the liquidation, winding-up and dissolution of the Company. A liquidation event includes sales of substantially all of the Company’s property and assets, or any merger, consolidation, recapitalization, stock purchase or other, pursuant to which 50% or more of the Company’s shares are acquired by a third party.

9.	Convertible Preferred Stock Warrant

In March 2008, in connection with the Term Loan (Note 5), the Company issued a warrant to the lender for the purchase of 65,000 shares of Series A 2005 Convertible Preferred Stock at an exercise price of $10.00 per share. The fair value of the warrant, which was determined using Black-Scholes option-pricing model upon issuance, approximated $431,000 (Note 2). The warrant was immediately exercisable on the date of issuance and expires at the earlier of five years from a qualifying initial public offering of the Company’s common stock or April 1, 2018. As of March 31, 2012, the holder of the warrant had not exercised the warrant.

As of March 31, 2012, the Company measured the fair value of the outstanding convertible preferred stock warrant using an option pricing method with several possible distribution outcomes depending on the timing and kind of liquidity event utilizing the following assumptions:

March 31, 2012
Remaining contractual life (in years)	0.03
Risk-free interest rate	2.2%
Expected volatility	41%
Expected dividend rate	0%

Remaining Contractual Life. The Company derived the remaining contractual life based on a combination of a probability weighted term of (i) the remaining contractual term of the warrant (ii) a weighted average of the

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

remaining term under probable scenarios used to determine the fair value of the underlying stock and (iii) the remaining term through actual exercise on April 12, 2012.

Risk-Free Interest Rate. The risk-free interest rate is based upon U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the warrant.

Volatility. Since prior to the IPO the Company was a private entity with no historical data regarding the volatility of its preferred stock, the expected volatility used is based upon the volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Dividend Yield. Although the Company has on occasion declared dividends, no future dividends are expected to be available to benefit warrant holder, and, accordingly, the Company used an expected dividend yield of zero in the valuation model.

The convertible preferred stock warrant provides anti-dilution protection from any subsequent financings at a per share price lower than the exercise price of the warrant. Therefore, in addition to the assumptions and methodologies discussed above, the Company also determined a fair value for such anti-dilution protection, which was included in the fair value calculation of the warrant.

During fiscal 2012, the Company corrected errors in the measurement of the convertible preferred stock warrant liability through March 31, 2011 and recorded a loss of $518,000 included in other income (expense), net in the accompanying statement of operations (Note 2).

The Company categorizes the convertible preferred stock warrant liability as a Level 3 financial liability since there is no market activity for the underlying shares of the 2005 Convertible Preferred Stock. The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

Fiscal Year Ended March 31, 2012
Fair value of convertible preferred stock warrant liability—beginning of fiscal 2012, as recorded	$431
Change in fair value of the convertible preferred stock warrant liability through fiscal 2011 (Note 2)	518

Fair value of convertible preferred stock warrant liability—beginning of fiscal 2012, as corrected	949
Change in fair value of the convertible preferred stock warrant liability during the fiscal 2012	1,208

Fair value of convertible preferred stock warrant liability—end of fiscal 2012	$2,157

10.	Common Stock

The Company’s certificate of incorporation authorized 24,000,000 shares of common stock, $0.001 par value per share, of which 483,242 and 464,994 shares were issued and outstanding as of March 31, 2012 and 2011, respectively. Each share of the common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when or if declared by the Board of

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Notes to Consolidated Financial Statements (Continued)

Directors. During the years ended March 31, 2012, 2011 and 2010, the Company declared and paid common shareholders cash dividends of $0.86, $0.80 and $0.22 per share, respectively, or approximately $408,000, $371,000 and 102,000 in the aggregate, respectively.

11.	Stock Option Plans

2004 Stock Option Plan

In November 2004, the Board of Directors of the Company adopted the 2004 Stock Option Plan (the “2004 Plan”). Under the 2004 Plan, as amended, 1,859,078 shares of the Company’s common stock, in the form of incentive and non-qualified stock options, may be granted to eligible employees, directors and consultants. Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options granted to date generally vest annually on a straight-line basis over a two- to five-year period from the date of grant. Vested options can be exercised at any time and generally expire ten years after the grant date. Options may be exercised once vested at the price per share, determined by the Board of Directors when granted, which approximates the fair market value at the grant date. In the event that nonqualified option holder’s continuous service terminates, the option holder generally has three months from the date of termination in which to exercise vested options.

As of February 22, 2012, the 2004 Plan provided that the Company may issue options to purchase up to 423,313 shares of our common stock, the Company’s compensation committee determined that no further awards would be granted under the 2004 Plan. The total number of shares of common stock issuable upon exercise of options outstanding and the total number of shares of common stock provided for under the 2004 Plan or any other stock option plan or similar plan or agreement may not exceed 30% of outstanding shares of the Company’s common stock. If outstanding stock options expire or are canceled without having been fully exercised, the underlying shares will not become available for purposes of the 2004 Plan.

Annie’s, Inc. Omnibus Incentive Plan

In February 2012, the Board of Directors adopted and the Company’s shareholders approved the Omnibus Incentive Plan, which became effective subject to the completion of our IPO. A total of 867,570 shares of common stock were initially reserved for future issuance under the Omnibus Incentive Plan. Any shares covered by an award that are forfeited, expired, canceled, settled in cash or otherwise terminated without delivery of shares to the grantee will be available for future grants under the Omnibus Incentive Plan. However, shares surrendered to or withheld by the Company in payment or satisfaction of the exercise price of an award or any tax withholding obligation with respect to an award will not be available for the grant of new awards. The Omnibus Incentive Plan provides for grants of incentive stock options, or ISOs, non-qualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, performance awards, other stock-based awards and cash-based incentive awards.

Effective March 27, 2012, the Company granted option awards for the right to purchase 261,564 shares of common stock, 16,700 restricted stock units and 49,199 performance share units to its employees. As of March 27, 2012, the weighted-average grant date fair value of the options, restricted stock units and performance share units was $7.15, $19.00 and $19.00, respectively. The options granted to employees vest in four equal installments beginning on the second anniversary of the grant date, and on each anniversary thereafter, provided continuance of employment with the Company. The restricted stock units granted to employees vest 50% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date, provided continuance of the employment with the Company. The performance share units granted to employees vest based on achievement of required cumulative compounded earnings per share growth during the three-year period beginning at the first fiscal quarter beginning after the grant date and ending March 31, 2015. As of March 31,

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

2012, the Omnibus Incentive Plan provides that the Company may issue awards to purchase up to 540,107 shares of our common stock.

Non-plan Stock Option Awards

The Company granted performance based option awards for the right to purchase 176,615 shares of common stock to certain key management prior to fiscal 2012, all of which were vested in full as of March 31, 2012. Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options granted to date vest according to the performance feature underlying the grant. Vested options can be exercised at any time and expire generally five to ten years after the grant date. In the event that an option holder’s continuous service terminates, the option holder generally has three months from the date of termination in which to exercise vested options.

Activity of stock options under our 2004 Plan, non-plan option awards and Omnibus Incentive Plan is set forth below:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
				(in thousands)
Balance, March 31, 2010	1,488,545	$6.69
Exercised	(3,717)	7.00
Cancelled	(48,959)	7.41

Balance, March 31, 2011	1,435,869	$6.66
Reserved	—	—
Repurchased	(50,272)	4.98
Granted	428,883	18.36
Cancelled	(33,777)	7.95
Exercised	(21,336)	5.09

Balance, March 31, 2012	1,759,367	$9.56

Vested and expected to vest—March 31, 2012	1,583,019	$8.57	4.4	$41,579

Exercisable—March 31, 2012	1,302,603	$6.68	3.4	$36,680

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

The following table summarizes information about stock options outstanding at March 31, 2012:

	Options Outstanding
Exercise Price	Stock Options Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Options Exercisable
$3.70—3.70	117,896	0.6	117,896
4.93—5.20	357,218	2.2	357,218
6.62—6.62	327,995	4.3	327,995
7.30—7.95	98,534	2.5	98,534
8.55—8.75	137,577	4.8	131,631
8.88—8.88	291,264	4.8	269,329
16.94—17.55	167,319	9.2	—
19.00—19.00	261,564	10.0	—

	1,759,367	5.0	1,302,603

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding); volatility of the Company’s common stock, an assumed-risk-free interest rate and the estimated forfeitures of unvested stock options.

	Fiscal Year Ended March 31,
	2012	2011	2010
Expected term (in years)	5.2 - 6.9	N/A	6.9
Expected volatility	41% - 42%	N/A	42%
Risk-free interest rate	1.1% - 3.1%	N/A	4.6%
Expected dividend rate	0%	N/A	0%

Fair Value of Common Stock. The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there had been no public market for the Company’s common stock prior to March 28, 2012, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance and general and industry-specific economic outlook, amongst other factors.

Weighted-Average Expected Term. The Company derived the expected term using several factors including the ratio of market value to the strike price, volatility, proximity to recent vesting and the remaining option term. In addition, the Company considered behavioral factors including portfolio diversification, liquidity considerations, risk aversion and tax planning in its model to determine the expected term.

Volatility. Since the Company has no historical data regarding the volatility of its common stock, the expected volatility used is based upon the volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

Risk-Free Interest Rate. The risk-free interest rate is based upon U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

Dividend Yield. Although the Company has on occasion declared dividends, no future dividends are expected to be available to benefit option holders, and, accordingly, the Company used an expected dividend yield of zero in the valuation model.

Forfeitures. The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate assumption based on actual forfeitures, analysis of employee turnover, and other related factors.

The total intrinsic value of share options exercised during the years ended March 31, 2012, 2011 and 2010 was $635,000, $37,000 and $1,000, respectively. The intrinsic value is calculated based on the difference between the exercise price and the fair value of the common stock.

The weighted average grant date fair value of the employee stock options granted during the years ended March 31, 2012 and 2010 was $7.62 and $4.51 per share, respectively. No employee stock options were granted in fiscal 2011.

Stock-based compensation expense, related to stock options granted to the employees included in selling, general and administrative expenses, for the years ended March 31, 2012, 2011 and 2010 was approximately $506,000, $373,000 and $902,000, respectively.

The following table summarizes the activity of unvested restricted stock units and performance share units during fiscal 2012:

Shares-Based Awards	Shares	Weighted- Average Grant Date Fair Value
Unvested at March 31, 2011	—	$—
Granted	65,899	19.00
Vested	—	—
Performance Shares Adjustment	—	—
Forfeited	—	—

Unvested at March 31, 2012	65,899	$19.00

The Company granted 65,899 restricted stock units and performance share units during fiscal 2012. No restricted stock units or performance share units were granted prior to fiscal 2012.

As of March 31, 2012, there was $3.5 million of total unrecognized compensation cost related to unvested share-based compensation arrangements which is expected to be recognized over a weighted average period of 3.7 years.

12.	Employee Benefit Plans

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

their annual compensation on a pre-tax basis. Under the plan, the Company matches 25% up to a maximum of 6% of eligible compensation, not to exceed $2,000. Contribution expense was not material for the years presented.

13.	Income Taxes

The provision for (benefit from) income taxes was as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Current
Federal	$4,205	$446	$122
State	1,894	941	278

	6,099	1,387	400

Deferred
Federal	933	4,220	—
State	(444)	(59)	—

	489	4,161	—
Less: Valuation allowance	—	(11,295)	—

	489	(7,134)	—

Provision for (benefit from) income taxes	$6,588	$(5,747)	$400

The provision for (benefit from) income taxes for fiscal 2012, 2011 and 2010 differs from the expense that is computed by applying the federal statutory rate to the pre-tax income, due primarily to state taxes and the change in valuation allowance on the net deferred tax assets.

The reconciliation of the statutory federal income tax rate to the Company’s effective tax is presented below:

	Fiscal Year Ended March 31,
	2012	2011	2010
Tax at federal statutory rate	34.2%	34.0%	34.0%
State income taxes, net of federal benefit	5.8	4.0	4.2
Non-deductible permanent difference	3.7	—	5.1
Effect of tax rate change	(1.0)	—	—
Change in valuation allowance	—	(78.4)	(37.7)
Other	(2.0)	0.5	0.6

Provision for (benefit from) income taxes	40.7%	(39.9)%	6.2%

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below (in thousands):

	March 31,
	2012	2011	2010
Deferred tax assets
Net operating loss carryforwards	$3,975	$4,365	$10,476
Share-based compensation expense	1,441	1,121	1,006
Accrued bonus	738	897	—
Other, net	915	1,087	375

	7,069	7,470	11,857
Valuation allowance	(424)	(336)	(11,857)

Net deferred tax assets	$6,645	$7,134	$—

A valuation allowance was recorded for the full amount of the net deferred tax assets as of March 31, 2010 and 2009 as management determined that those future benefits were more likely than not to be non-realizable. Management had made this determination after assessing the cumulative loss position of the Company and other factors. Due to the Company’s profitability fiscal 2011 and projected operating results, management determined during fiscal 2011 that it is more likely than not that the deferred tax assets will be realized and, accordingly, a deferred tax valuation allowance release of $11.3 million was recorded as an income tax benefit.

As of March 31, 2012, the Company has a $5.1 million state capital loss carryforward resulting from the disposition of Fantastic Foods in fiscal 2009, for which a full valuation allowance is recorded because management believes it is more likely than not that the Company will not generate a capital gain needed to be able to offset the state capital loss.

The Company had the following net operating loss (“NOL”) carryforwards for tax purposes (in thousands):

	March 31,
	2012	2011	2010
Federal	$9,931	$12,020	$28,311
State	7,686	6,070	12,310

These NOL carryforwards are available to offset future federal and state taxable income through 2028. Pursuant to Section 382 of the Internal Revenue Code, if there is a change in stock ownership of the Company exceeding 50% during a three-year period, the utilization of the Company’s NOL carryforwards may be limited. The business acquisitions in fiscal 2005 resulted in a change in stock ownership and, consequently, the Company’s NOLs generated prior to these ownership changes are subject to an annual limitation.

The Company files consolidated tax returns for federal income taxes as well as for state income taxes in various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. These audits include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state, and local tax laws. The Company is open for U.S. federal, state and local income tax examinations for fiscal 2006 and beyond.

The Company did not have any unrecognized tax positions at March 31, 2012, 2011 and 2010 that if recognized would affect the annual effective tax rate. During the years ended March 31, 2012, 2011 and 2010, the Company

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

did not record any accrued interest or penalties for federal and state income tax purposes. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company’s assessment, including past experience and complex judgments about future events, the Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations.

14.	Net Income per Share of Common Stock attributable to Common Stockholders

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income per share of common stock for the periods presented, because including them would have been anti-dilutive:

	Fiscal Year Ended March 31,
	2012	2011	2010
Convertible preferred stock (on an as-if converted basis)	15,221,571	15,221,571	15,221,571
Options to purchase common stock	379,304	—	143,757
Restricted stock units and performance share units	65,899	—	—
Convertible preferred stock warrant	80,560	—	—

Total	15,747,334	15,221,571	15,365,328

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net income per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

	Fiscal Year Ended March 31,
	2012	2011	2010
Net income per share:
Numerator
Net income	$9,589	$20,155	$6,023
Less: Dividends paid to convertible preferred stockholders	13,141	12,159	3,378
Undistributed income (loss) attributable to convertible preferred stockholders	(3,842)	7,400	2,468

Net income attributable to common stockholders—basic and diluted	$290	$596	$177

Denominator
Weighted average shares of common stock outstanding used in computing net income attributable to common stockholders—basic	469,089	461,884	461,248
Potential dilutive options, as calculated using treasury stock method	641,999	703,561	422,179
Potential dilutive warrants, as calculated using treasury stock method	—	35,680	16,112

Weighted average shares of common stock outstanding used in computing net income attributable to common stockholders—diluted	1,111,088	1,201,125	899,539

Net income per share attributable to common stockholders
—Basic	$0.62	$1.29	$0.38

—Diluted	$0.26	$0.50	$0.20

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

15.	Geographic Areas and Product Sales

The Company’s net sales by geographic areas, based on the location to where the product was shipped, are summarized as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
United States	$136,803	$114,454	$92,830
Canada	4,501	3,162	3,185

	$141,304	$117,616	$96,015

The following table sets forth net sales by product expressed as dollar amounts (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Meals	$60,624	$49,168	$43,838
Snacks	56,789	44,687	27,252
Dressings, condiments and other	23,891	23,761	24,925

	$141,304	$117,616	$96,015

All of the Company’s long-lived assets are located in the U.S.

16.	Subsequent Events

Initial Public Offering

On April 2, 2012, the Company closed its IPO, in which it sold 950,000 shares and the selling stockholders sold 4,800,000 shares of common stock at a price to the public of $19.00 per share. The aggregate offering price for shares sold in the offering was $109.3 million. The shares sold by the selling stockholders include 750,000 additional shares purchased by the underwriters from certain selling stockholders pursuant to an option the underwriters held to cover overallotments of shares. The Company did not receive any proceeds from the sale of shares by the selling stockholders. The Company raised approximately $11.4 million in net proceeds after deducting underwriting discounts and commissions of $1.3 million and other offering expenses of $5.3 million.

Immediately prior to the closing of the IPO, the outstanding shares of convertible preferred stock were automatically converted into 15,221,571 shares of common stock, the Company’s outstanding convertible preferred stock warrant was automatically converted into a common warrant to purchase a total of 80,560 shares of common stock and the related convertible preferred stock warrant liability was reclassified to additional paid-in capital. The consolidated financial statements, including share and per share amounts, do not include the effects of the IPO because the IPO was completed after March 31, 2012.

Upon consummation of the IPO, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws took effect.

Costs directly associated with the IPO were capitalized and recorded as deferred offering costs prior to the closing of the IPO. We filed our initial Form S-1 with the SEC on December 1, 2011 and closed our IPO on April 2, 2012. These costs have been recorded as a reduction of the proceeds received in determining the amount to be recorded in additional paid-in capital. Deferred offering costs were approximately $5.3 million as of March 31, 2012.

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

The table below shows, on a pro forma basis, the impact of our IPO on certain condensed consolidated balance sheet items. The pro forma condensed consolidated balance sheet data below gives effect to (i) the sale of 5,750,000 shares of common stock from the IPO at an offering price of $19.00 per share after deducting the underwriting discounts and commissions and offering expenses incurred by the Company, (ii) conversion of all of our outstanding shares of convertible preferred stock into 15,221,571 shares of common stock, (iii) conversion of our warrant for Series A 2005 Convertible Preferred Stock into a warrant to purchase a total of 80,560 shares of common stock and the related reclassification of the convertible preferred stock warrant liability to stockholders’ equity upon the completion of this offering, and (iv) payment of $1.3 million to Solera for a one-time advisory agreement termination fee, payment of $5.3 million for deferred initial public offering costs and pay down of a portion of our credit facility from the remaining net proceeds, (in thousands):

	March 31, 2012	Pro Forma March 31, 2012
		(unaudited)
Condensed Consolidated Balance Sheet Data:
Cash	$562	$562
Total current assets	26,045	26,045
Total assets	$72,429	$67,086

Total current liabilities	$9,618	$8,318
Total non-current liabilities	15,874	3,573
Convertible preferred stock	81,373	—
Stockholder’s equity (deficit)
Common stock	1	17
Additional paid-in capital	4,392	94,007
Accumulated deficit	(38,829)	(38,829)

Total stockholders’ equity (deficit)	(34,436)	55,195

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$72,429	$67,086

Exercise of Warrant

In March 2008, in connection with a term loan from Hercules Technology II, L.P. (“Hercules”), we issued a warrant to Hercules for the purchase of 65,000 shares of Series A 2005 Convertible Preferred Stock. The warrant was immediately exercisable on the date of issuance and expires at the earlier of five years from a qualifying initial public offering of our common stock or April 1, 2018. Upon the consummation of the IPO, the warrant became a warrant to purchase common stock. Pursuant to the terms of the warrant, the stock dividend we effected altered the number of shares issuable upon the exercise of the warrant and, as a result, 80,560 shares of common stock were issuable upon the exercise of the warrant. On April 12, 2012, Hercules exercised the warrant in full using the net issuance method permitted under its terms. As a result, we issued Hercules 63,193 shares of common stock. Also refer to Note 9 to our consolidated financial statements above.

Filing of S-8 Registration Statement

On April 30, 2012, we filed a registration statement on Form S-8 under the Securities Act with the SEC (the “S-8 Registration Statement”). The S-8 Registration Statement registered a total of 2,362,850 shares of common stock, which includes all shares issued or reserved for issuance under our 2004 Plan, certain non-plan options and our Omnibus Incentive Plan, which was established in February 2012 (see Note 11). Shares registered under the

Annie’s, Inc.

Notes to Consolidated Financial Statements (Continued)

S-8 Registration Statement will generally be available for sale in the open market after the 180-day lock-up period, which began on March 27, 2012, the date of the final prospectus.

Exercise of Options

In April 2012, certain of our former employees and former directors exercised options for 342,105 shares of our common stock. As a result of these exercises, we received a total of approximately $1.8 million in proceeds.

Pay down of Credit Facility

In April 2012, we paid down the outstanding balance of $12.8 million of our credit facility.

Annie’s, Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands)

	December 31, 2012	March 31, 2012
ASSETS
CURRENT ASSETS:
Cash	$12,960	$562
Accounts receivable, net	10,110	11,870
Inventory	21,127	10,202
Deferred tax assets	1,995	1,995
Income tax receivable	3,402	164
Prepaid expenses and other current assets	2,201	1,252

Total current assets	51,795	26,045
Property and equipment, net	5,517	4,298
Goodwill	30,809	30,809
Intangible assets, net	1,131	1,176
Deferred tax assets, long-term	4,115	4,650
Deferred initial public offering costs	—	5,343
Other non-current assets	145	108

Total assets	$93,512	$72,429

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$4,290	$861
Related-party payable	—	1,305
Accrued liabilities	8,699	7,452

Total current liabilities	12,989	9,618
Credit facility	—	12,796
Convertible preferred stock warrant liability	—	2,157
Other non-current liabilities	878	921

Total liabilities	13,867	25,492

Convertible preferred stock	—	81,373
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock	—	—
Common stock	17	1
Additional paid-in capital	111,140	4,392
Accumulated deficit	(31,512)	(38,829)

Total stockholders’ equity (deficit)	79,645	(34,436)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$93,512	$72,429

See accompanying notes to the unaudited condensed consolidated financial statements

Annie’s, Inc.

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Net sales (net of product recall returns of $1,570 for the three and nine months ended December 31, 2012)	$36,283	$30,838	$117,262	$98,320
Cost of sales (including costs associated with product recall of $690 for the three and nine months ended December 31, 2012)	23,267	18,275	72,539	60,034

Gross profit	13,016	12,563	44,723	38,286
Operating expenses:
Selling, general and administrative	10,687	8,847	32,437	25,206

Income from operations	2,329	3,716	12,286	13,080
Interest expense	(40)	(25)	(120)	(66)
Other income (expense), net	31	43	116	(428)

Income before provision for income taxes	2,320	3,734	12,282	12,586
Provision for income taxes	919	1,502	4,965	4,926

Net income	$1,401	$2,232	$7,317	$7,660

Net income attributable to common stockholders	$1,401	$69	$7,317	$233

Net income per share attributable to common stockholders
– Basic	$0.08	$0.15	$0.43	$0.50

– Diluted	$0.08	$0.07	$0.41	$0.24

Weighted average shares of common stock outstanding used in computing net income per share attributable to common stockholders
– Basic	17,249,536	471,554	17,085,833	467,206

– Diluted	17,781,720	1,037,657	17,702,221	988,915

See accompanying notes to the unaudited condensed consolidated financial statements

Annie’s, Inc.

Condensed Consolidated Statement of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(unaudited)

(in thousands, except share amounts)

	Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at March 31, 2012	12,281,553	$81,373	—	$—	483,242	$1	$4,392	$(38,829)	$(34,436)
Reclassification of convertible preferred stock warrant liability upon consummation of IPO	—	—	—	—	—	—	2,170	—	2,170
Conversion of convertible preferred stock into common stock upon consummation of IPO	(12,281,553)	(81,373)	—	—	15,221,571	15	81,358	—	81,373
Shares issued upon consummation of IPO	—	—	—	—	950,000	1	11,145	—	11,146
Exercise of stock options	—	—	—	—	610,791	—	3,899	—	3,899
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	7,499	—	7,499
Net exercise of warrant to purchase shares of common stock					63,193	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	677	—	677
Net Income	—	—	—	—	—	—	—	7,317	7,317

Balance at December 31, 2012	—	$—	—	$—	17,328,797	$17	$111,140	$(31,512)	$79,645

See accompanying notes to the unaudited condensed consolidated financial statements

Annie’s, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Nine Months Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,317	$7,660
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	749	578
Stock-based compensation	677	390
Allowances for trade discounts and other	(579)	(477)
Inventory reserves	492	—
Excess tax benefit from stock-based compensation	(7,499)	—
Accretion of imputed interest on purchase of intangible asset	107	—
Change in fair value of convertible preferred stock warrant liability	13	538
Amortization of deferred financing costs	12	25
Deferred taxes	535	(332)
Changes in operating assets and liabilities:
Accounts receivable, net	2,339	3,737
Inventory	(11,417)	(2,478)
Income tax receivable	425	—
Prepaid expenses, other current and non-current assets	4,400	(508)
Accounts payable	3,417	(9,193)
Related-party payable	(1,305)	(3)
Accrued expenses and other non-current liabilities	4,527	(708)

Net cash provided by (used in) operating activities	4,210	(771)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,498)	(1,504)

Net cash used in investing activities	(1,498)	(1,504)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility	2,952	52,114
Payments to credit facility	(15,748)	(38,812)
Proceeds from common shares issued in initial public offering, net of issuance costs	11,146	—
Payment for intangible asset acquired by financing transaction	(7)	—
Payments of initial public offering costs	—	(1,841)
Dividends paid	—	(13,550)
Net repurchase of stock options	—	(602)
Excess tax benefit from stock-based compensation	7,499	—
Proceeds from exercises of stock options	3,844	47

Net cash provided by (used in) financing activities	9,686	(2,644)

NET INCREASE (DECREASE) IN CASH	12,398	(4,919)
CASH – Beginning of period	562	7,333

CASH – End of period	$12,960	$2,414

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible preferred stock into common stock	$81,373	$—
Purchase of property and equipment funded through accrued expenses and accounts payable	$425	$120
Deferred initial public offering costs funded through accounts payable	$—	$621
Intangible asset acquired by financing transaction	$—	$1,023

See accompanying notes to the unaudited condensed consolidated financial statements

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. Description of Business

Annie’s, Inc. (the “Company”), a Delaware corporation incorporated on April 28, 2004, is a natural and organic food company. The Company offers over 125 products in the following three product categories: meals; snacks; and dressings, condiments and other. The Company’s products are sold throughout the U.S. and Canada via a multi-channel distribution network that serves the mainstream grocery, mass merchandiser and natural retailer channels. The Company’s headquarters are located in Berkeley, California.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying interim condensed consolidated balance sheets as of December 31, 2012 and March 31, 2012, the interim condensed consolidated statement of convertible preferred stock and stockholders’ equity (deficit) for the nine months ended December 31, 2012, and the interim condensed consolidated statements of operations for the three and nine months ended December 31, 2012 and 2011, and the interim condensed consolidated statements of cash flows for the nine months ended December 31, 2012 and 2011 are unaudited. These interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed with the SEC on June 8, 2012. The March 31, 2012 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for audited financial statements.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to state fairly our financial position as of December 31, 2012 and results of our operations for the three and nine months ended December 31, 2012 and 2011, and cash flows for the nine months ended December 31, 2012 and 2011. The interim results for the nine months ended December 31, 2012 are not necessarily indicative of the results that may be expected for the year ending March 31, 2013.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Annie’s Homegrown, Inc., Annie’s Enterprises, Inc. and Napa Valley Kitchen, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Initial Public Offering (IPO)

On April 2, 2012, the Company closed its IPO, in which it sold 950,000 shares at an offering price of $19.00 per share and raised $11.1 million in net proceeds after deducting underwriting discounts and commissions of $1.3 million and other offering expenses of $5.6 million. In addition, certain of the Company’s stockholders, including funds affiliated with Solera Capital, LLC (“Solera”), sold 4.8 million shares at the $19.00 offering price in the IPO.

Immediately prior to the closing of the IPO, the outstanding shares of convertible preferred stock were automatically converted into 15,221,571 shares of common stock, the Company’s outstanding convertible

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

preferred stock warrant was automatically converted into a common stock warrant to purchase a total of 80,560 shares of common stock and the related convertible preferred stock warrant liability was reclassified to additional paid-in capital.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation, or Charter, and its Amended and Restated Bylaws, which became effective upon consummation of the IPO, the Company has authorized 35,000,000 shares of capital stock, 30,000,000 shares, par value $0.001 per share, of which are common stock and 5,000,000 shares, par value $0.001 per share, of which are preferred stock. As of December 31, 2012, 17,328,797 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Secondary Public Offering

On August 6, 2012, the Company closed a secondary public offering, in which certain stockholders, including funds affiliated with Solera, sold 3,649,976 shares of common stock at an offering price of $39.25 per share. The Company did not receive any proceeds from the sale of shares by the selling stockholders. The offering expenses incurred by the Company were $0.7 million, including legal, accounting and printing costs and various other fees associated with the registration and sale of common stock sold in the secondary public offering.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported periods. Actual results could differ from those estimates.

Concentration Risk

Customers with 10% or more of the Company’s net sales consist of the following:

	Net Sales
	Customer A	Customer B	Customer C
Three Months Ended December 31,
2012	25%	17%	11%
2011	20%	14%	11%

Nine Months Ended December 31,
2012	26%	13%	12%
2011	24%	13%	12%

As of December 31, 2012, Customer A and Customer B represented 26% and 35%, respectively, of accounts receivable. The same two customers represented 21% and 45%, respectively, of accounts receivable as of March 31, 2012.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including accounts receivable, accounts payable, accrued liabilities and credit facility, approximate fair value due to their relatively short maturities. The carrying amount of the convertible preferred stock warrant liability at March 31, 2012 represented its estimated fair value. Upon consummation of the IPO on April 2, 2012, prior to the automatic conversion of the convertible preferred stock warrant into a common stock warrant, the estimated fair value was remeasured and the change in fair value was recorded as a non-cash charge in other income (expense), net and the related liability was reclassified to additional paid-in capital.

Property and Equipment

The Company capitalizes certain internal and external costs related to the development and enhancement of the Company’s internal-use software. Capitalized internal-use software development costs are included in property and equipment on the accompanying consolidated balance sheets. At December 31, 2012 and March 31, 2012, capitalized software development costs, net of accumulated amortization, totaled $2.3 million and 2.0 million, respectively. As of December 31, 2012, the Company had $2.0 million capitalized software development costs, net of accumulated amortization and $0.3 million in construction in progress.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations. Shipping and handling costs primarily consist of costs associated with moving finished products to customers, including costs associated with the Company’s distribution center, route delivery costs and the cost of shipping products to customers through third-party carriers. Shipping and handling costs recorded as a component of selling, general and administrative expenses were $1.4 million and $1.3 million for the three months ended December 31, 2012 and 2011, respectively, and were $4.2 million and $3.5 million for the nine months ended December 31, 2012 and 2011, respectively.

Research and Development Costs

Research and development costs consist of the costs incurred to develop new products. These costs include consumer research, prototype development, materials and resources to conduct trial production runs, package development and employee-related costs for personnel responsible for product innovation. Research and development costs recorded as a component of selling, general and administrative expenses were $0.6 million and $0.7 million for the three months ended December 31, 2012 and 2011, respectively, and were $2.1 million and $1.6 million for the nine months ended December 31, 2012 and 2011, respectively.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Advertising Costs

Advertising costs include the costs of producing advertisements and the costs of communicating advertisements. The costs of producing advertisements are expensed as incurred and the costs of communicating advertising are expensed over the period of communication. Total advertising costs for the three months ended December 31, 2012 and 2011 included in selling, general and administrative expenses were $0.2 million and $0.1 million, respectively. Total advertising costs were $0.6 million and $0.5 million for the nine months ended December 31, 2012 and 2011, respectively.

Product Recall

The Company establishes reserves for product recalls on a product-specific basis when circumstances giving rise to the recall become known. The Company, when establishing reserves for a product recall, considers cost estimates for any fees and incentives to customers for their effort to return the product, freight and destruction charges for returned products, warehouse and inspection fees, repackaging materials, point-of-sale materials and other costs including costs incurred by contract manufacturers. Additionally, the Company estimates product returns from consumers and customers across distribution channels, utilizing third-party data and other assumptions. These factors are updated and reevaluated each period and the related reserves are adjusted when these factors indicate that the recall reserves are either insufficient to cover or exceed the estimated product recall expenses.

Significant changes in the assumptions used to develop estimates for product recall reserves could affect key financial information, including accounts receivable, inventory, accrued liabilities, net sales, gross profit, operating expenses and net income. In addition, estimating product recall reserves requires a high degree of judgment in areas such as estimating consumer returns, shelf and in-stock inventory at retailers across distribution channels, fees and incentives to be earned by customers for their effort to return the products, future freight rates and consumers’ claims.

Net Income Per Share of Common Stock

Basic net income per share of common stock is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net income per share of common stock is computed by giving effect to all potentially dilutive securities outstanding during the period. Potential common shares included those underlying our convertible preferred stock (using the if-converted method), stock options to purchase our common stock and restricted stock units (using the treasury stock method) and the warrant to purchase our common stock (using the treasury stock method). Performance share units were excluded from potential common shares since no shares were issuable as of December 31, 2012 and March 31, 2012. The performance share units vest based on achievement of specified percentage of targeted cumulative compounded earnings per share growth rate during the three-year period ending March 31, 2015.

The potential common shares from the convertible preferred stock warrant had an anti-dilutive effect on the earnings per share for the nine months ended December 31, 2011, and the potential common shares from convertible preferred stock had an anti-dilutive effect on the earnings per share for the three and nine months ended December 31, 2011, and, accordingly, were excluded from the calculation. Additionally, certain stock options to purchase our common stock had an anti-dilutive effect on the earnings per share for the periods presented, and were also excluded. Further, certain restricted stock units had an anti-dilutive effect on the earnings per share for the three and nine months ended December 31, 2012 and were excluded.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Net income attributable to common stockholders during the three and nine months ended December 31, 2011 was allocated using the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company’s capital structure includes two or more classes of common stock or common stock and participating securities. Under this method, the Company reduced income from operations by the dividends paid to convertible preferred stockholders and the rights of the convertible preferred stockholders to participate in undistributed earnings. The undistributed earnings were allocated based on the relative percentage of weighted average shares of outstanding convertible preferred stock to the total number of weighted average shares of outstanding common and convertible preferred stock.

Out-of-period Adjustment

During the nine months ended December 31, 2011, the Company corrected an error in the measurement of the convertible preferred stock warrant liability. The correction increased the fair value of the convertible preferred stock warrant liability by $0.9 million and decreased additional paid-in capital by $0.4 million with a corresponding increase in expense of $0.5 million, which was recorded in other income (expense), net in the accompanying statement of operations during the nine months ended December 31, 2011. The correction was an accumulation of an error that should have been recorded in prior periods and would have increased net loss for fiscal 2009 by $44,000, increased net income by $79,000 for fiscal 2010 and decreased net income by $0.6 million for fiscal 2011. Management assessed the impact of this error and did not believe that it was material, either individually or in the aggregate, to any prior period financial statements or to the financial statements for the year ended March 31, 2012.

3. Balance Sheet Components

Inventory

Inventory is comprised of the following (in thousands):

	December 31, 2012	March 31, 2012
Raw materials	$3,085	$1,938
Work in process	3,285	754
Finished goods	14,757	7,510

Inventory	$21,127	$10,202

Property and Equipment, Net

Property and equipment, net are comprised of the following (in thousands):

	December 31, 2012	March 31, 2012
Equipment and automotive	$2,480	$1,730
Software	3,200	1,188
Leasehold improvements	979	566
Plates and dies	371	352

Total property and equipment	7,030	3,836
Less: Accumulated depreciation and amortization	(2,370)	(1,719)
Construction in progress	857	2,181

Property and equipment, net	$5,517	$4,298

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The Company incurred depreciation expense of $271,000 and $704,000 for the three and nine months ended December 31, 2012, respectively. The depreciation expense for the same periods in prior year was $270,000 and $567,000, respectively.

During the three months ended December 31, 2012, the Company began two construction projects. The first project was a remodel of the existing office space (the “Existing Space”). Costs totaling $131,000 related to the existing space have been recorded in leasehold improvements in the condensed consolidated balance sheet as of December 31, 2012. The Company expects to incur additional costs to complete the remodeling of the existing space in the fourth quarter of fiscal 2013.

In addition, pursuant to the Lease Amendment and Work Letter described in Note 6, the Company and the landlord began the reconfiguration of the warehouse space to additional office space in order to accommodate growth. The Company was considered to be the accounting owner pursuant to ASC 840-40 Sale-Leaseback Transactions because the Company was responsible for paying costs of the project directly to the supplier. The Company performed an analysis and determined that it qualified for sale/leaseback accounting. The structural components of the reconfiguration were completed as of December 31, 2012, at which time the asset was de-recognized and the asset and liability were removed from the balance sheet. Tenant improvements totaling approximately $282,000 were recorded in leasehold improvements on the Company’s condensed consolidated balance sheet as of December 31, 2012. The Company expects to incur additional costs for leasehold improvements related to the reconfiguration of the warehouse space.

Intangible Assets, Net

Intangible assets, net are comprised of the following (in thousands):

	December 31, 2012	March 31, 2012
Product formulas	$1,023	$1,023
Other intangible assets	189	189

Total intangible assets	1,212	1,212
Less: accumulated amortization	(81)	(36)

Intangible assets, net	$1,131	$1,176

The Company incurred amortization expense of $15,000 and $45,000 on its intangible assets during the three and nine months ended December 31, 2012. The amortization expense for the same periods over the prior year was $6,000 and $11,000, respectively.

The estimated future amortization expense relating to intangible assets is anticipated to be $15,000 for the remainder of fiscal 2013, $60,000 for each of the next five years from fiscal 2014 through fiscal 2018, totaling $300,000 and $816,000 after fiscal 2018.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Accrued Liabilities

The following table shows the components of accrued liabilities (in thousands):

	December 31, 2012	March 31, 2012
Payroll and employee-related expenses	$2,535	$2,768
Accrued trade expenses	2,074	2,631
Inventory received not invoiced	3,150	531
Deferred rent	258	264
Brokerage commissions	149	382
Other accrued liabilities	533	876

Total accrued liabilities	$8,699	$7,452

4. Credit Facility

In December 2011, the Company entered into a second amendment and restated credit agreement (the “Credit Agreement”) with Bank of America, N.A., which provides for revolving loans and letters of credit up to $20.0 million and is available to the Company through August 2014. The Credit Agreement is secured by substantially all of the Company’s assets.

Revolving advances under the Credit Agreement bear interest at the LIBOR plus 1.5%, as defined. Weighted average interest was 1.5% for each of the three and nine months ended December 31, 2012. Weighted average interest was 1.6% and 2.3% for the three and nine months ended December 31, 2011, respectively. As of December 31, 2012 and March 31, 2012, there was $20.0 million and $7.2 million, respectively, of availability for borrowings under the Credit Agreement. An unused line fee of 0.0625% per quarter is applied to the available balance unless the Company’s outstanding borrowings exceed half of the borrowing limit. Interest is payable monthly.

There are various financial and other covenants under the Credit Agreement. Financial covenants, as defined in the Credit Agreement, include a net income covenant, total liabilities to tangible net worth covenant and a minimum fixed charge coverage covenant. The Credit Agreement requires the Company to submit interim and annual financial statements by specified dates after each reporting period. The Company was in compliance with the financial covenants under the Credit Agreement as of December 31, 2012.

5. Related Party Transactions

Agreement with Solera Capital, LLC

The Company had an advisory services agreement with Solera to provide consulting and advisory services to the Company for a term ending on the later of: (i) March 5, 2014, or (ii) the date on which Solera and its affiliates cease to own at least 10% of the voting equity of the Company (including any successor thereto). The services to be provided under the agreement included (i) assisting in the raising of additional debt and equity capital from time to time for the Company, if deemed advisable by the Company’s board of directors, (ii) assisting the Company in its long-term strategic planning generally, and (iii) providing such other consulting and advisory services as the Company may reasonably request.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

In consideration of Solera providing the services listed above, effective April 1, 2011, the Company was obliged to pay Solera an annual advisory fee of $600,000, payable quarterly. The Company was also obliged to reimburse Solera for out-of-pocket costs and expenses incurred by Solera on behalf of the Company. During the three and nine months ended December 31, 2011, the Company incurred $150,000 and $450,000, respectively, for such consulting and advisory services. The advisory services agreement with Solera was terminated upon the consummation of the IPO and the Company paid Solera a one-time termination fee of $1.3 million in April 2012.

6. Commitments and Contingencies

Lease Commitments

The Company entered into a lease agreement (the “Lease”) for its headquarters at 1610 Fifth Street, Berkeley, California on November 15, 2010 with an initial term that began on March 1, 2011 and expires in February 2016. The space was comprised of 25,127 square feet of office space and 8,384 square feet of warehouse space. Pursuant to the Lease, the landlord reserved the right to elect to recapture from the Company, and lease to a third party, a portion of the warehouse space comprising not more than 6,525 square feet (“Recapture Space”), subject to certain terms and conditions provided for by the Lease. Notwithstanding the foregoing, the Company had a right of first refusal to lease the Recapture Space. The lease term for the Recapture Space was coterminous with the initial term, including any extensions. Further, in the event that the landlord did not elect to recapture the Recapture Space, the Company had the right, upon written notice to the landlord, to elect to lease the Recapture Space and the landlord shall build out the Recapture Space for office use. On September 25, 2012, the Company exercised the right and entered into an amendment to the Lease (the “Lease Amendment”).

The Lease Amendment provided (i) for the reconfiguration of the warehouse space to additional office space in order to accommodate growth, and (ii) the Company with a first option to extend the initial term of the Lease for three years (the “First Option”) followed by a second option to extend the Lease for an additional two years (the “Second Option” and, together with the First Option, the “Option Periods”). The terms, covenants and conditions of the Lease, as amended, will continue to govern the Options Periods, except that the applicable monthly rent for the Option Periods will be equal to 95% of the fair market rental rate for the property, however, the monthly rent payable during the Option Periods will not be less than the monthly rent payable during the immediately preceding month of the initial term or First Option period, as applicable. The landlord is required to deliver to the Company a notice of the fair market rental rate for the property no later than August 1, 2015. If the Company does not agree with the proposed fair market rental rate, then the term of the lease will expire at the end of the initial term in February 2016. In such event, the Company will have to reimburse to the landlord an amount not to exceed 40% of the total tenant improvement allowance plus interest, as determined in accordance with the Lease. Concurrently with the execution of the Lease Amendment, the Company exercised the First Option to extend the initial lease for an additional three years to February 2019.

Pursuant to the Lease Amendment, on September 25, 2012, the Company and the landlord entered into a Work Letter Agreement (“Work Letter”) for the Recapture Space which specifies the landlord’s responsibilities and the amount of tenant improvement allowance. Pursuant to the Work Letter, the landlord performed the majority of the structural work.

Rent expense for non-cancelable operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Rent expense for the three and nine months ended December 31, 2012 was $146,000 and $386,000, respectively. Rent expense for the three and nine months ended December 31, 2011 was $80,000 and $360,000, respectively.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Future minimum lease payments (after incorporating the effect of rent escalation and increase in rent for the recaptured space at the per square foot rate applicable to existing office space) under the noncancelable operating lease as of December 31, 2012 are as follows (in thousands):

Lease Payments
Three Months Ending March 31, 2013	$147
Fiscal Year Ending March 31:
2014	601
2015	621
2016	638
2017	638
2018	638
2019	585

Total future minimum lease payments	$3,868

Purchase Commitments

The Company has material non-cancelable purchase commitments, directly or through contract manufacturers, to purchase ingredients to be used in the future to manufacture its products. As of December 31, 2012, the Company’s purchase commitments totaled $14.0 million, which will substantially be incurred within a year.

The Company has an agreement with its contract warehousing company that includes minimum overhead fees of $200,000 annually beginning April 1, 2012 through June 2015. The expense is included in selling, general and administrative expenses in the condensed consolidated statements of operations.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and, accordingly, the Company believes that the estimated fair value of these indemnification obligations is minimal and has not accrued any amounts for these obligations.

Legal Matters

From time to time, the Company is subject to claims and assessments in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

7. Convertible Preferred Stock

The outstanding shares of convertible preferred stock, immediately prior to the closing of the IPO on April 2, 2012 were automatically converted into 15,221,571 shares of common stock. During the three and nine months ended December 31, 2011, the convertible preferred stockholders received a cash dividend of $0.767 and $0.863 per share, respectively, or approximately $11.6 million and $13.1 million in the aggregate, respectively, as a result of participating in the common stock dividend. No dividend was declared or paid during the three and nine months ended December 31, 2012.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

8. Preferred Stock

The Company’s Charter authorized 5,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 2012, no certificate of designations defining the rights and preferences of the preferred stock had been filed and no shares of preferred stock were outstanding.

9. Common Stock

As of December 31, 2012 and March 31, 2012, the Company’s Charter authorized 30,000,000 and 24,000,000 shares of common stock, $0.001 par value per share, respectively, of which 17,328,797 and 483,242 shares were issued and outstanding, respectively. Each share of the common stock has the right to one vote. The holders of common stock are also entitled to receive dividends out of funds legally available therefor and if, as and when declared by the Company’s board of directors. During the three and nine months ended December 31, 2011, the Company declared and paid common shareholders a cash dividend of $0.767 and $0.862 per share, respectively, or $363,000 and $408,000, respectively, in the aggregate. No dividends were declared or paid during the three and nine months ended December 31, 2012.

10. Stock-Based Compensation

The Company has adopted performance incentive plans (the 2004 Stock Option Plan and the Omnibus Incentive Plan, which together are the “Plans”) under which nonqualified stock options, restricted stock units and performance share units are granted to eligible employees, officers and directors. The Company has also granted non-plan performance based option awards to certain key management. Options granted under Plans to date generally vest over a two- to five-year period from the date of grant. Vested options can be exercised and generally expire ten years after the grant date. The restricted stock units granted to employees vest 50% on the second anniversary of the grant date, and the remaining 50% on the third anniversary of the grant date, provided continuance of employment with the Company. The performance share units granted to employees vest based on achievement of required cumulative compounded earnings per share growth during the three-year period ending March 31, 2015. Stock-based compensation expense included in selling, general and administrative expenses was $230,000 and $151,000 for the three months ended December 31, 2012 and 2011, respectively, and was $677,000 and $390,000 for the nine months ended December 31, 2012 and 2011, respectively.

The following table summarizes the activity of stock options during the nine months ended December 31, 2012:

	Number of Shares	Weighted-Average Exercise Price
Balance, March 31, 2012	1,759,367	$9.56
Granted	2,562	36.30
Cancelled	(15,606)	16.62
Exercised	(610,791)	6.38

Balance, December 31, 2012	1,135,532	$11.24

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The following table summarizes the activity of unvested restricted stock units and performance share units during the nine months ended December 31, 2012:

Shares-Based Awards	Shares	Weighted- Average Grant Date Fair Value
Unvested at March 31, 2012	65,899	$19.00
Granted	7,220	44.07
Vested	—	—
Performance Shares Adjustment	—	—
Forfeited	(3,568)	19.00

Unvested at December 31, 2012	69,551	$21.60

As of December 31, 2012, there was $2.8 million of total unrecognized compensation cost related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.9 years.

11. Employee Benefit Plans

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Under the plan, the Company match was increased from 25% to 50% during three months ended December 31, 2012 up to a maximum of 6% of eligible compensation, not to exceed $4,000. Contribution expense was not material for the periods presented.

12. Income Taxes

We recognized income tax expense of $0.9 million and $5.0 million for the three and nine months ended December 31, 2012, compared to $1.5 million and $4.9 million in the same periods last year. The effective tax rate was 40.4% for the nine months ended December 31, 2012, compared to 39.1% in the same period last year. The effective tax rate is based on a projection of our full fiscal year results. Our effective tax rate for the nine months ended December 31, 2012 was higher than the effective tax rate for the nine months ended December 31, 2011 largely due to a tax benefit recorded during the nine months ended December 31, 2011 related to an increase in the tax rate applied for deferred tax assets due to an increase in the federal and state tax rates.

In addition, during the three and nine months ended December 31, 2012, we recognized $6.7 million and $20.8 million of tax deductions associated with stock option exercises. As of December 31, 2012, $6.0 million and $19.5 million of these tax deductions are considered “excess” stock compensation-related deductions, resulting in a reduction in taxes payable of $4.5 million, recording a tax refund receivable of $3.0 million, with a corresponding increase in additional paid in capital of $7.5 million. We will recognize the remaining $0.4 million of stock compensation-related deductions as a reduction in taxes payable in future periods as we generate state taxable income.

The Company files consolidated tax returns for federal income taxes as well as for state income taxes in various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. These audits include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. The Company is potentially subject to U.S. federal, state and local income tax examinations for years 2005 and beyond.

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The Company does not have any unrecognized tax positions as of December 31, 2012 that if recognized would affect the annual effective tax rate. No interest or penalties have been accrued for any period presented. Based on the Company’s assessment, including past experience and complex judgments about future events, the Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations.

13. Net Income per Share of Common Stock attributable to Common Stockholders

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income per share of common stock for the periods presented, because including them would have been anti-dilutive:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Convertible preferred stock	—	15,221,571	—	15,221,571
Options to purchase common stock	2,562	167,314	2,562	167,314
Restricted stock units	—	—	6,256	—
Convertible preferred stock warrant	—	—	—	80,560

Total	2,562	15,388,885	8,818	15,469,445

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

A reconciliation of the basic and diluted net income per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Net income per share:
Net income	$1,401	$2,232	$7,317	$7,660
Less: Dividends paid to convertible preferred stockholders	—	11,667	—	13,141
Less: Undistributed loss attributable to convertible preferred stockholders	—	(9,504)	—	(5,714)

Net income attributable to common stockholders – basic and diluted	$1,401	$69	$7,317	$233

Weighted average shares of common stock outstanding used in computing net income attributable to common stockholders – basic	17,249,536	471,554	17,085,833	467,206
Potential dilutive options	523,881	522,370	609,222	521,709
Potential dilutive convertible preferred stock warrant	—	43,733	—	—
Potential dilutive restricted stock units	8,303	—	7,166	—

Weighted average shares of common stock outstanding used in computing net income attributable to common stockholders – diluted	17,781,720	1,037,657	17,702,221	988,915

Net income per share attributable to common stockholders
– Basic	$0.08	$0.15	$0.43	$0.50

– Diluted	$0.08	$0.07	$0.41	$0.24

14. Geographic Areas and Product Sales

The Company’s net sales by geographic area, based on the location to which the product was shipped, are summarized as follows (in thousands):

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
United States	$34,413	$29,709	$111,984	$95,005
Canada	1,870	1,129	5,278	3,315

	$36,283	$30,838	$117,262	$98,320

Annie’s, Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The following table sets forth net sales by product category (in thousands):

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Meals	$16,223	$14,235	$52,759	$41,411
Snacks	14,908	12,225	47,517	40,461
Dressings, condiments and other	5,152	4,378	16,986	16,448

	$36,283	$30,838	$117,262	$98,320

All of the Company’s long-lived assets are located in the U.S.

15. Subsequent Event

On January 22, 2013, the Company announced a voluntary product recall of certified organic and made with organic pizza products due to the possible presence of fragments of flexible metal mesh from a faulty screen at a third-party flour mill. The Company initiated the recall of all lots of pizza product manufactured with this supplier’s flour from its first purchase from the supplier in May 2012. The Company recorded certain items associated with the recall in its financial results for the three and nine months ended December 31, 2012.

The Company recorded the estimated customer and consumer returns as a reduction of net sales, related costs associated with product returns, destruction charges, inventory write-off and costs incurred by contract manufacturers as cost of sales, and will record administrative costs associated with the recall such as legal expenses as selling, general and administrative expenses. As a result of the voluntary product recall, the Company recorded an estimated accrual for product returns and recall-related costs of approximately $2.3 million for the three and nine months ended December 31, 2012 as follows (in thousands except per share amount):

Amount
Reduction of net sales	$1,570
Incremental cost of sales	690

Total reduction to income before income taxes	$2,260

Impact on net income	$1,346

Impact on net income per diluted share	$0.08

The accrual for product returns is based on preliminary estimates of cases of pizza products at retail stores included in channels through which the Company distributes its products and is based on the estimates derived from third-party data and other assumptions. A high degree of judgment is required in estimating consumer returns, shelf and in-stock inventory at retailers across distribution channels, fees and incentives to be earned by customers for their effort to return the products, future freight rates and consumers claims. Actual results could differ from those estimates.

The Company is anticipating additional accruals of approximately $1 million for product returns and related costs for sales subsequent to December 31, 2012, and expects to incur the majority of these costs associated with the voluntary product recall within the next three to six months.

The Company carries product recall insurance and expects to recover a substantial portion of the recall-related costs from its insurance. The Company may seek to recover additional costs from the third-party flour mill. It is not possible to predict the outcome of the success of any such recovery from insurance or claims against the supplier, given the early stage of the voluntary product recall. Consequently, no amounts have been recorded as receivable as of December 31, 2012 for any potential recoveries of any amounts from third parties and there can be no assurance there will be any recoveries.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this Registration Statement. All amounts shown are estimates other than the registration fee, the FINRA filing fee and the listing fee.

Amount To Be Paid

SEC registration fee	$22,348

FINRA filing fee	25,075

New York Stock Exchange listing fee	—

Transfer agent’s fees	5,000

Printing and engraving expenses	120,000

Legal fees and expenses	250,000

Accounting fees and expenses	85,000

Blue Sky fees and expenses	—

Miscellaneous	25,000

Total	$532,423

Item 14.	Indemnification of Directors and Officers.

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this Registration Statement, the Registrant has issued and sold the following unregistered securities:

We granted stock options to purchase 517,352 shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $21.72 per share under our Amended and Restated 2004 Stock Option Plan and our Omnibus Incentive Plan. Additionally, we granted 22,956 restricted stock units and 52,335 performance share units under our Omnibus Incentive Plan at a weighted average fair market value of $26.16 and $19.96, respectively, per share on the grant date. We also issued and sold an aggregate of 652,496 shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $6.42 per share pursuant to exercises of options granted under our Amended and Restated 2004 Stock Option Plan and pursuant to certain non-plan options.

The issuance of securities described above was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans approved by the Registrant’s board of directors.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation	Form 8-K	001-35470	3.1	April 2, 2012

3.2	Amended and Restated Bylaws	Form S-1	333-178270	3.2	February 24, 2012

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Form of Common Stock Certificate	Form S-1	333-178270	4.2	March 16, 2012

4.3	Third Amended and Restated Stockholders’ Agreement dated as of November 22, 2011	Form S-1	333-178270	4.3	December 1, 2011

4.4	Termination Agreement by and between the Registrant and Solera dated as of July 26, 2012.	Form S-1	333-182706	4.4	July 30, 2012

4.5	Amended and Restated Registration Rights Agreement dated as of November 14, 2005	Form S-1	333-178270	4.4	December 1, 2011

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

4.6	Warrant Agreement by and between the Registrant and Hercules Technology II, L.P. dated as of March 28, 2008	Form S-1	333- 178270	4.5	December 1, 2011

5.1*	Opinion of Proskauer Rose LLP

10.1	Form of Director and Officer Indemnification Agreement+	Form S-1	333- 178270	10.1	February 24, 2012

10.2	Amended and Restated 2004 Stock Option Plan+	Form S-1	333- 178270	10.2	December 1, 2011

10.3	Form of Amended and Restated 2004 Stock Option Plan Two-Year Grant Agreement+	Form S-1	333- 178270	10.3	December 1, 2011

10.4	Form of Amended and Restated 2004 Stock Option Plan Five-Year Grant Agreement+	Form S-1	333- 178270	10.4	December 1, 2011

10.5	Annual Cash Incentive Plan for Fiscal Year 2010+	Form S-1	333- 178270	10.5	March 9, 2012

10.6	Annual Cash Incentive Plan for Fiscal Year 2011+	Form S-1	333- 178270	10.6	March 9, 2012

10.7	Stock Option Purchase Agreement between the Registrant and John Foraker dated as of April 27, 2011+	Form S-1	333- 178270	10.7	December 1, 2011

10.8	Stock Option Purchase Agreement between the Registrant and Sarah Bird dated as of April 27, 2011+	Form S-1	333- 178270	10.8	December 1, 2011

10.9	Second Amended and Restated Loan Agreement between the Registrant and Bank of America, N.A. dated as of December 21, 2011	Form S-1	333- 178270	10.10	January 18, 2012

10.10	Amended and Restated Security Agreement between the Registrant and Bank of America, N.A. dated as of August 25, 2010	Form S-1	333- 178270	10.11	January 18, 2012

10.11	Office Lease for 1610 Fifth Street, Berkeley, California 94613, between the Registrant and Cedar/Fourth Street Partners dated as of November 15, 2010	Form S-1	333- 178270	10.12	January 18, 2012

10.12	Warehousing of Goods Agreement between the Registrant and Distribution 2000, Inc. dated as of September 30, 2011†	Form S-1	333- 178270	10.13	March 9, 2012

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

10.13	Revised Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Philadelphia Macaroni Company (dba Conte Luna Foods) dated as of April 1, 2007†	Form S-1	333-178270	10.14	March 9, 2012

10.14	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Harmony Foods Corp. (dba Santa Cruz Nutritionals) dated as of April 18, 2008†	Form S-1	333-178270	10.16	March 9, 2012

10.15	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Chelten House Products, Inc. dated as of May 29, 2009†	Form S-1	333-178270	10.17	March 9, 2012

10.16	Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of January 12, 2007†	Form S-1	333-178270	10.18	March 9, 2012

10.17	Addendum to Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of June 30, 2009†	Form S-1	333-178270	10.19	March 9, 2012

10.18	Product Supply Agreement between Annie’s Homegrown, Inc. and Dairiconcepts, L.P. dated as of November 1, 2011†	Form S-1	333-178270	10.20	March 9, 2012

10.19	Services Agreement between the Registrant and Solera Capital, LLC dated as of April 27, 2011	Form S-1	333-178270	10.22	January 18, 2012

10.20	Termination Agreement between the Registrant and Solera Capital, LLC dated as of February 2, 2012	Form S-1	333-178270	10.23	February 24, 2012

10.21	Separation Agreement and Release dated April 19, 2011 between the Registrant and Steven Jackson+	Form S-1	333-178270	10.25	January 18, 2012

10.22	Reaffirmation of Amended and Restated Security Agreement between the Registrant and Bank of America, N.A.	Form S-1	333-178270	10.26	January 18, 2012

10.23	Executive Employment Agreement between the Registrant and John Foraker dated as of February 22, 2012+	Form S-1	333-178270	10.28	February 24, 2012

10.24	Annie’s, Inc. Omnibus Incentive Plan+	Form S-1	333-178270	10.29	March 9, 2012

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

10.25	Form of Omnibus Incentive Plan IPO Stock Option Agreements+	Form S-1	333-178270	10.30	March 9, 2012

10.26	Form of Omnibus Incentive Plan IPO Restricted Stock Unit Award Agreement+	Form S-1	333-178270	10.31	March 16, 2012

10.27	Form of Omnibus Incentive Plan IPO Performance Share Award Agreement+	Form S-1	333-178270	10.32	March 9, 2012

10.28	Distribution Agreement between the Registrant and United Natural Foods, Inc. dated as of January 1, 2012†	Form S-1	333-178270	10.33	March 9, 2012

10.29	First Amendment to Office Lease by and between Cedar/Fourth Street Partners and the Registrant dated as of September 25, 2012	Form 8-K	001- 35470	10.1	October 1, 2012

10.30	Amended and Restated Contract Manufacturing and Packaging Agreement between the Registrant and Philadelphia Macaroni Company dated as of September 25, 2012.	Form 10-Q	001- 35470	10.1	October 31, 2012

10.31	Amendment to Contract Manufacturing and Packaging Agreement between the Registrant and Chelten House Products, Inc. dated as of September 25, 2012.	Form 10-Q	001- 35470	10.2	October 31, 2012

10.32	Contract Manufacturing and Packaging Agreement between the Registrant and Little Lady Foods, Inc. dated as of September 28, 2012.	Form 10-Q	001- 35470	10.3	October 31, 2012

10.33*	Share Repurchase Agreement entered into as of February 28, 2013, by and among the Registrant and Solera Partners, L.P. and SCI Partners, L.P.

10.34	Amendment No. 1 to the Second Amended and Restated Loan Agreement dated as of March 7, 2013 between Bank of America, N.A. and the Registrant.	Form 8-K	001-35470	10.1	March 8, 2013

10.35	Reaffirmation of Amended and Restated Security Agreement dated as of March 7, 2013 between Bank of America, N.A. and the Registrant.	Form 8-K	001-35470	10.2	March 8, 2013

21.1	Subsidiaries of the Registrant	Form S-1	333-178270	21.1	December 1, 2011

23.1	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

101

The following materials from Annie’s, Inc.’s Registration Statement on Form S-1 formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of March 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended March 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended March 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2011 and 2010; (v) Condensed Consolidated Balance Sheet as of December 31, 2012 (Unaudited) and March 31, 2012; (vi) Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended December 31, 2012 and 2011; (vii) Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Nine Months Ended December 31, 2012; (viii) Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 2012 and 2011; and (ix) related notes.

*	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Berkeley, State of California, on March 8, 2013.

ANNIE’S, INC.

By:	/s/ John M. Foraker
Name:	John M. Foraker
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

	Title	Date

/s/ John M. Foraker John M. Foraker	Chief Executive Officer and Director (principal executive officer)	March 8, 2013

/s/ Kelly J. Kennedy Kelly J. Kennedy	Chief Financial Officer (principal financial officer and principal accounting officer)	March 8, 2013

* Molly F. Ashby	Chairman of the Board of Directors	March 8, 2013

* Julie D. Klapstein	Director	March 8, 2013

* Lawrence S. Peiros	Director	March 8, 2013

Bettina M. Whyte	Director

* Billie Ida Williamson	Director	March 8, 2013

*By:	/s/ Kelly J. Kennedy
Kelly J. Kennedy, attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation	Form 8- K	001-35470	3.1	April 2, 2012

3.2	Amended and Restated Bylaws	Form S-1	333- 178270	3.2	February 24, 2012

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Form of Common Stock Certificate	Form S-1	333- 178270	4.2	March 16, 2012

4.3	Third Amended and Restated Stockholders’ Agreement dated as of November 22, 2011	Form S-1	333- 178270	4.3	December 1, 2011

4.4	Termination Agreement by and between the Registrant and Solera dated as of July 26, 2012	Form S-1	333 - 182706	4.4	July 30, 2012

4.5	Amended and Restated Registration Rights Agreement dated as of November 14, 2005	Form S-1	333- 178270	4.4	December 1, 2011

4.6	Warrant Agreement by and between the Registrant and Hercules Technology II, L.P. dated as of March 28, 2008	Form S-1	333- 178270	4.5	December 1, 2011

5.1*	Opinion of Proskauer Rose LLP

10.1	Form of Director and Officer Indemnification Agreement+	Form S-1	333- 178270	10.1	February 24, 2012

10.2	Amended and Restated 2004 Stock Option Plan+	Form S-1	333- 178270	10.2	December 1, 2011

10.3	Form of Amended and Restated 2004 Stock Option Plan Two-Year Grant Agreement+	Form S-1	333- 178270	10.3	December 1, 2011

10.4	Form of Amended and Restated 2004 Stock Option Plan Five-Year Grant Agreement+	Form S-1	333- 178270	10.4	December 1, 2011

10.5	Annual Cash Incentive Plan for Fiscal Year 2010+	Form S-1	333- 178270	10.5	March 9, 2012

10.6	Annual Cash Incentive Plan for Fiscal Year 2011+	Form S-1	333- 178270	10.6	March 9, 2012

10.7	Stock Option Purchase Agreement between the Registrant and John Foraker dated as of April 27, 2011+	Form S-1	333- 178270	10.7	December 1, 2011

10.8	Stock Option Purchase Agreement between the Registrant and Sarah Bird dated as of April 27, 2011+	Form S-1	333- 178270	10.8	December 1, 2011

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

10.9	Second Amended and Restated Loan Agreement between the Registrant and Bank of America, N.A. dated as of December 21, 2011	Form S-1	333- 178270	10.10	January 18, 2012

10.10	Amended and Restated Security Agreement between the Registrant and Bank of America, N.A. dated as of August 25, 2010	Form S-1	333- 178270	10.11	January 18, 2012

10.11	Office Lease for 1610 Fifth Street, Berkeley, California 94613, between the Registrant and Cedar/Fourth Street Partners dated as of November 15, 2010	Form S-1	333- 178270	10.12	January 18, 2012

10.12	Warehousing of Goods Agreement between the Registrant and Distribution 2000, Inc. dated as of September 30, 2011†	Form S-1	333- 178270	10.13	March 9, 2012

10.13	Revised Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Philadelphia Macaroni Company (dba Conte Luna Foods) dated as of April 1, 2007†	Form S-1	333- 178270	10.14	March 9, 2012

10.14	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Harmony Foods Corp. (dba Santa Cruz Nutritionals) dated as of April 18, 2008†	Form S-1	333- 178270	10.16	March 9, 2012

10.15	Contract Manufacturing and Packaging Agreement between Annie’s Homegrown, Inc. and Chelten House Products, Inc. dated as of May 29, 2009†	Form S-1	333- 178270	10.17	March 9, 2012

10.16	Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of January 12, 2007†	Form S-1	333- 178270	10.18	March 9, 2012

10.17	Addendum to Contract Manufacturing and Packaging Agreement between Homegrown Naturals, Inc. and Leone Industries dated as of June 30, 2009†	Form S-1	333- 178270	10.19	March 9, 2012

10.18	Product Supply Agreement between Annie’s Homegrown, Inc. and Dairiconcepts, L.P. dated as of November 1, 2011†	Form S-1	333- 178270	10.20	March 9, 2012

10.19	Services Agreement between the Registrant and Solera Capital, LLC dated as of April 27, 2011	Form S-1	333- 178270	10.22	January 18, 2012

10.20	Termination Agreement between the Registrant and Solera Capital, LLC dated as of February 2, 2012	Form S-1	333- 178270	10.23	February 24, 2012

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

10.21	Separation Agreement and Release dated April 19, 2011 between the Registrant and Steven Jackson+	Form S-1	333- 178270	10.25	January 18, 2012

10.22	Reaffirmation of Amended and Restated Security Agreement between the Registrant and Bank of America, N.A.	Form S-1	333- 178270	10.26	January 18, 2012

10.23	Executive Employment Agreement between the Registrant and John Foraker dated as of February 22, 2012+	Form S-1	333- 178270	10.28	February 24, 2012

10.24	Annie’s, Inc. Omnibus Incentive Plan+	Form S-1	333- 178270	10.29	March 9, 2012

10.25	Form of Omnibus Incentive Plan IPO Stock Option Agreements+	Form S-1	333- 178270	10.30	March 9, 2012

10.26	Form of Omnibus Incentive Plan IPO Restricted Stock Unit Award Agreement+	Form S-1	333- 178270	10.31	March 16, 2012

10.27	Form of Omnibus Incentive Plan IPO Performance Share Award Agreement+	Form S-1	333- 178270	10.32	March 9, 2012

10.28	Distribution Agreement between the Registrant and United Natural Foods, Inc. dated as of January 1, 2012†	Form S-1	333- 178270	10.33	March 9, 2012

10.29	First Amendment to Office Lease by and between Cedar/Fourth Street Partners and the Registrant dated as of September 25, 2012	Form 8-K	001- 35470	10.1	October 1, 2012

10.30	Amended and Restated Contract Manufacturing and Packaging Agreement between the Registrant and Philadelphia Macaroni Company dated as of September 25, 2012.	Form 10-Q	001- 35470	10.1	October 31, 2012

10.31	Amendment to Contract Manufacturing and Packaging Agreement between the Registrant and Chelten House Products, Inc. dated as of September 25, 2012.	Form 10-Q	001- 35470	10.2	October 31, 2012

10.32	Contract Manufacturing and Packaging Agreement between the Registrant and Little Lady Foods, Inc. dated as of September 28, 2012.	Form 10-Q	001- 35470	10.3	October 31, 2012

10.33*	Share Repurchase Agreement, entered into as of February 28, 2013, by and among the Registrant and Solera Partners, L.P. and SCI Partners, L.P.

Exhibit Number	Description	Incorporation by Reference
		Form	File No.	Exhibit(s)	Filing Date

10.34	Amendment No. 1 to the Second Amended and Restated Loan Agreement dated as of March 7, 2013 between Bank of America, N.A. and the Registrant.	Form 8-K	001-35470	10.1	March 8, 2013

10.35	Reaffirmation of Amended and Restated Security Agreement dated as of March 7, 2013 between Bank of America, N.A. and the Registrant.	Form 8-K	001-35470	10.2	March 8, 2013

21.1	Subsidiaries of the Registrant	Form S-1	333- 178270	21.1	December 1, 2011

23.1	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

101

The following materials from Annie’s, Inc.’s Registration Statement on Form S-1 formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of March 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended March 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended March 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2011 and 2010; (v) Condensed Consolidated Balance Sheet as of December 31, 2012 (Unaudited) and March 31, 2012; (vi) Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended December 31, 2012 and 2011; (vii) Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Nine Months Ended June 30, 2012; (viii) Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 2012 and 2011; and (ix) related notes

*	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.